  As filed with the Securities and Exchange Commission on August 10, 2000
                                                      Registration No. 333-30556

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                            AMENDMENT NO. 8 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                               LEXAR MEDIA, INC.
             (Exact Name of Registrant as Specified in its Charter)

            Delaware                              3861                            33-0723123
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)        Classification Code Number)            Identification No.)

                              -------------------
                             47421 Bayside Parkway
                           Fremont, California 94538
                                 (510) 413-1200
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              -------------------
                                 John H. Reimer
                     President and Chief Executive Officer
                             47421 Bayside Parkway
                           Fremont, California 94538
                                 (510) 413-1200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------
                                   Copies to:

             Dennis R. DeBroeck, Esq.                            Kenneth R. Lamb, Esq.
             Scott J. Leichtner, Esq.                            Lisa A. Fontenot, Esq.
             Larissa M. Cochron, Esq.                              Kelly Dodge, Esq.
              John M. Shields, Esq.                           Gibson, Dunn & Crutcher LLP
                Fenwick & West LLP                               One Montgomery Street
               Two Palo Alto Square                         San Francisco, California 94104
           Palo Alto, California 94306                               (415) 393-8200
                  (650) 494-0600

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                              -------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         Proposed       Proposed
 Title of Each Class of                  Maximum        Maximum      Amount of
    Securities to be     Amount to be Offering Price   Aggregate    Registration
       Registered         Registered   Per Share(1)  Offering Price     Fee
--------------------------------------------------------------------------------
Common stock, par value
 $0.0001 per share.....  7,475,000(2)     $12.00      $89,700,000    $23,681(3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(2) Includes 975,000 shares subject to the underwriters' over-allotment option.
(3) Previously paid.
                              -------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Underwriters may not confirm sales of these securities until the registration +
+statement filed with the Securities and Exchange Commission becomes           +
+effective. This prospectus is not an offer to sell these securities and it is + +not soliciting offers to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED AUGUST 10, 2000

PROSPECTUS

                                6,500,000 Shares


                               [LEXAR MEDIA LOGO]

                                  Common Stock

  This is the initial public offering of common stock by Lexar Media, Inc. Lexar Media is selling 6,500,000 shares of common stock. The estimated initial public offering price is between $10.00 and $12.00 per share.

                                   --------

  Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol LEXR.

                                   --------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discounts and commissions..........................   $       $
Proceeds to us, before expenses.................................   $       $

  We have granted the underwriters an option for a period of 30 days to purchase up to an additional 975,000 shares of our common stock.

                                   --------

         Investing in our common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 9.

                                   --------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Chase H&Q                                                     J.P. Morgan & Co.

SG Cowen                                                           Wit SoundView


          , 2000

                                 Cover Artwork

Inside Front Cover of Prospectus:

Caption on top right of page: "LEXAR MEDIA"

   In the background at the center of the page is a screen capture of an Internet browser displaying our webpage at http://www.digitalfilm.com. At the bottom of this background is an expanded image of the "Download" icon button, as it appears on an Internet browser menu bar. In the background at the bottom left of the page is an expanded image of the "Print" icon button and arrow cursor image, as they would appear on an Internet browser menu bar.

   On the right side of the page is a Nikon digital camera, into which our digital film is shown partially inserted.

   In the middle of the page, below the background image, is an arrangement of nine objects relating to our products (clockwise from top):

  .  our digital film, as it appears when removed from its retail packaging;

  .  a 3.5-inch computer diskette, labeled with our logo;

  .  our retail product packaging for our "Professional Digital Film Pack;"

  .  our retail product packaging for our 8x digital film;

  .  our retail product packaging for our 4x digital film;

  .  our retail product packaging for our digital film reader;

  .  our digital film reader as it appears when removed from its packaging;

  .  our digital film, as it appears when removed from its retail packaging.

   To the right and below is a picture of a photograph enclosed in a standing desk frame. Below this frame is an array of four photographs of children, arranged on top of a mailing envelope.

   At the bottom right of the page is the Lexar Media logo

Gate fold

   Main Caption at Top of Page: "The BIG Picture"

   Subcaption at Top of Page Below Main Caption: "Lexar Media's Digital Photography Solution"

   5 Bullet Points, each of which is accompanied with images, arrayed in a circle on the page:

  . "Consumer Education, Awareness, Branding" Above the bullet point labeled "1" are two pictures of our print advertisements for our digital film;

  . "A Wide Range of Digital Film for Every Digital Photographer" Above the bullet point labeled "2" are pictures of our digital film;

  . "Bringing the Ultimate Performance Out of Today's Leading Digital Equipment" To the left of the bullet point labeled "3" is a picture of our digital film and an arrow pointing from the card to a digital camera, shown from the front. To the right of this picture is a picture of a digital camera, shown from the side and behind, showing our digital film partially inserted into the camera. Arrayed below this picture are two additional digital cameras. Below and to the right of the bullet point is an array of four photographs taken in time lapse, below which is a bracket and the caption "0.8 seconds." Above this array, one of the photographs is reproduced and enlarged with the caption "Keeper" and an arrow pointing to it.

  . "Award-Winning Connectivity Solutions Simplify the Image Download Process" Above the bullet point labeled "4" is a picture of a computer keyboard and terminal screen displaying a menu for editing and selecting digital images on the computer. To the right of the bullet point is a picture of our digital film reader, into which is inserted our digital film, and which is shown connected by cable to the computer terminal.

  . "PrintRoom.com: Transforming Pictures to Prints" To the left of the bullet point labeled "5" is a picture of a photograph inside a standing frame. Below the framed photo there is an array of four photographs of a child, arranged on top of a mailing envelope.

   In the background, at the lower left of the page is a picture of a digital camera, into which is shown partially inserted our digital film.

   In the background and across the bottom right of the page is an array of 6 logos of awards given to our products:

  .  "Best of What's New" logo

  .  "PEI cool2 award 1999" logo

  .  "The Eddy's: Dealerscope Editors' Choice Awards" logo

  .  "PC Photo Editors' Choice" logo

  .  "Popular Science Digital Focus Excellence in Imaging Award 1999" logo

  .  "Mobile Computing 100 Best Products of 1999" logo

Inside back cover of prospectus:

   Caption at bottom center of page: "Taking Pictures at the Speed of Life."

   Above the caption is a photograph of a child holding our digital film.

Back cover of prospectus:

   Caption at bottom center of page: "Taking Pictures at the Speed of Life."

   Above the caption is the Lexar Media logo.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    9
Forward-Looking Statements................................................   25
Use of Proceeds...........................................................   25
Dividend Policy...........................................................   25
Capitalization............................................................   26
Dilution..................................................................   28
Selected Consolidated Financial Data......................................   30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   31
Business..................................................................   42
Management................................................................   54
Related Party Transactions................................................   67
Principal Stockholders....................................................   70
Description of Capital Stock..............................................   72
Shares Eligible for Future Sale...........................................   76
Underwriting..............................................................   78
Legal Matters.............................................................   80
Experts...................................................................   80
Additional Information....................................................   81
Index to Consolidated Financial Statements................................  F-1

                             ---------------------



   The Lexar Media name and logo are trademarks that are federally registered in the United States. The titles and logos associated with our products appearing in this prospectus, including JumpShot, are either federally registered trademarks or are subject to pending applications for registration. Our trademarks may also be registered in other jurisdictions. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

   The following summary contains basic information about our business and this offering. It may not contain all of the information that is important to you. You should read the entire prospectus, including "Risk Factors" and our consolidated financial statements and notes to the financial statements, before making an investment decision.

                               Lexar Media, Inc.

   We are a leading designer, developer and marketer of high-performance digital film and connectivity products for the digital photography market. Our broad line of high-performance digital film combines flash memory, a type of reprogrammable memory that does not require a constant power source, from leading suppliers with our patented controller technology to address the needs of professional, commercial and consumer photographers. Our connectivity products make it easy to transfer digital images from digital film to a personal computer. Our online photofinishing site, PrintRoom.com, provides consumers with high-quality prints of digital images and photo sharing services. Collectively, our products and services provide an end-to-end solution for digital photographers.

   Digital photography offers several advantages over traditional photography. The photographer can immediately preview digital images, select the best digital image from multiple shots and delete unwanted images. Photographers can also transfer the digital images to a personal computer where they can be easily edited and shared. These attributes, together with the growing presence of personal computers in the home and the ability to transmit images to friends and family over the Internet, are stimulating demand for digital cameras.

   Our digital film is a removable and reusable storage device that captures images from a digital camera. We currently offer digital film in the four primary media formats currently used by digital cameras: CompactFlash, SmartMedia, PC Card and Memory Stick. Our film is compatible with substantially all digital cameras, including those manufactured by Agfa, Canon, Casio, Epson, Fuji, Hewlett-Packard, Kodak, Konica, Minolta, Nikon, Olympus, Polaroid, Ricoh, Sony and Yashica. Many professional photographers choose to use our digital film over other brands. For example, Kodak packages our branded film with its professional series cameras and professional photographers have cited the merits of our digital film in the press.

   Our digital film reader/writers are products that facilitate the transfer of digital images to a personal computer and other devices without a direct connection to the digital camera. Our new JumpShot cable connects the universal serial bus, or USB, port to our USB-enabled CompactFlash digital film to quickly and easily transfer images. It received the 1999 Best of What's New Award from Popular Science and the Editor's Choice Award from PC Photo. We protect the technology underlying our digital photography products through our large patent portfolio consisting of 27 U.S. patents granted or allowed.

   PrintRoom.com enables digital camera users to submit their digital images for printing directly over the Internet to receive high-quality photographic prints in the mail at prices competitive with traditional photofinishing services. We also offer online photo sharing services through which our customers are able to share their digital images with family and friends.

   We are currently involved in significant and costly litigation with SanDisk Corporation, our primary competitor, in which the Federal District Court has found that some of our products, which accounted for approximately 80% of our revenues in 1999 and the first six months of 2000, infringe one of SanDisk's patents. In response to this ruling, we have commenced the redesign of these products in a manner that we believe does not infringe SanDisk's patent. We believe that we will be able to ship redesigned products prior to the conclusion of the trial that is currently scheduled to commence on October 23, 2000.

   Our products and services offer the following benefits:

  . Superior Speed. Our digital film records images faster than most other digital film, particularly when used in advanced digital cameras that have the ability to take advantage of the rate at which our film is able to capture a digital image.

  . Quick Connectivity. Our digital film reader/writers facilitate the transfer of digital images to a personal computer and other devices without a direct connection to the digital camera.

  . High Capacity. Our digital film is available in capacities up to 320 megabytes to meet the requirements of high resolution digital cameras.

  . Guaranteed Compatibility. Our extensive testing allows us to market our entire line of digital film as "Digital Film Compliant," which is our guarantee that our digital film will work seamlessly with any digital camera that uses a particular format.

  . Internet Photofinishing Services. PrintRoom.com offers a broad array of photofinishing and photo sharing services over the Internet.

   Our redesigned products are being tested in our labs and have met our requirements for functionality, reliability and compatibility. Because we have not completed our redesign efforts, however, we cannot be certain that the redesigned products will be feasible to produce, commercially competitive or have all the functionality, including the high write speed and storage capacity, of our current products, or that they will not be found to infringe SanDisk's patents or the patents of others. We believe that our redesign efforts will not affect the connectivity or compatibility of our products.

   We generate product revenues primarily from the sale of digital film and connectivity products to the professional, commercial and consumer markets and, to a lesser extent, from the sale of controllers to suppliers of flash memory products. Our customers include distributors, consumer retailers, original equipment manufacturers and private label resellers. Our products are widely available to consumers through leading retailers such as B&H Photo, Best Buy, Camera World, CompUSA, Target, Wal-Mart and Wolf Camera.

   In addition to digital photography, our digital film technology can be applied to a variety of consumer electronic applications, such as Internet music players, laptop computers, personal digital assistants, telecommunication and network devices and digital video recorders. In order to extend our digital film technology into these markets, we intend to selectively license our products and technology to third parties. We recently entered into an agreement with Sony to combine our proprietary controller technology with their Memory Stick media format. The Memory Stick is used in a wide variety of consumer electronic products, including camcorders, personal computers, portable music players, cameras and voice recorders.

   Our objective is to establish our products and services as the industry standard solution for capturing, storing, viewing, editing and distributing digital images. We intend to capitalize on the anticipated growth and development of the digital photography market by offering a broad range of digital film and connectivity products and services and to leverage our proprietary technology into other consumer product applications. We aim to:

  .  leverage our technology to enhance the digital photography experience;

  .  build our brand;

  . extend our patented controller technology to address new market opportunities;

  .  capitalize on supply flexibility for our key components; and

  .  expand our international presence.

                                  The Offering

Common stock offered by us.............  6,500,000 shares

Common stock to be outstanding after this offering.
                                         59,031,830 shares

Use of proceeds........................  Repayment of debt and for general corporate purposes, including working
                                         capital and capital expenditures.

Proposed Nasdaq National Market          LEXR
 symbol................................

   The number of shares of our common stock that will be outstanding after this offering is based on 52,531,830 shares outstanding as of June 30, 2000. This number assumes the conversion of all of our outstanding preferred stock into 37,224,049 shares of common stock and includes the exercise of outstanding warrants to purchase 420,559 shares of our common stock prior to the completion of this offering.

   The number of shares of our common stock that will be outstanding after this offering excludes:

  . 3,239,684 shares of our common stock subject to options outstanding as of June 30, 2000 at a weighted average exercise price of $3.65 per share;

  . 155,000 shares of our common stock subject to warrants outstanding as of June 30, 2000 at a weighted average exercise price of $0.84 per share;

  . 644,395 shares of our common stock subject to warrants issued to six of our stockholders in May, June and July 2000 in connection with promissory notes entered into with these stockholders. These warrants have an exercise price of $3.09 per share. In addition, under the terms of the promissory notes, these stockholders received warrants to purchase additional shares of our common stock, in monthly installments, at an exercise price of $8.00 per share for up to 12 months from the issue date of the respective promissory notes so long as the principal on the notes remain outstanding. Because we anticipate repaying the promissory notes in full by September 15, 2000, these stockholders will have the right to purchase an aggregate of up to an additional 310,660 shares of our common stock subject to the warrants;


  . 9,703,453 additional shares of our common stock that have been reserved for issuance upon future grants under our stock option and stock purchase plans;

  . up to 195,503 shares of our common stock that we would issue to Sony upon conversion of the $2.0 million convertible promissory note that we issued to Sony in March 2000, assuming an initial public offering price of $11.00 per share; and

  . 875,000 shares of our common stock subject to warrants issued in connection with a $20.0 million revolving credit facility we entered into with The Chase Manhattan Bank and a $10.0 million term loan we entered into with Access Technology Partners, L.P., an affiliate of Chase, in June 2000.

   Except as otherwise indicated, all information in this prospectus assumes:

  . the conversion of each outstanding share of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock into one share of our common stock and the conversion of each outstanding share of our Series E preferred stock into 1.102 shares of our common stock upon the completion of this offering;

  .  no exercise of the underwriters' over-allotment option; and

  . our reincorporation in Delaware prior to the completion of this offering.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                           Period from
                          September 16,
                          1996 (date of                             Six Months Ended
                          inception) to Years Ended December 31,        June 30,
                          December 31,  --------------------------  -----------------
                              1996       1997     1998      1999     1999      2000
                          ------------- -------  -------  --------  -------  --------
                                                                      (unaudited)
Consolidated Statement
 of Income Data:
Revenues:
  Product sales.........     $   452    $ 1,938  $ 7,609  $ 29,219  $ 9,237  $ 40,816
  Development fees......         --       1,005      --        --       --        --
                             -------    -------  -------  --------  -------  --------
   Total revenues.......         452      2,943    7,609    29,219    9,237    40,816
                             -------    -------  -------  --------  -------  --------
Gross margin............         185      1,810    1,576     4,623    1,302     6,764
Operating expenses:
  Research and
   development (excludes
   stock-based
   compensation of $274,
   $85 and $2,705 in
   1999, and the
   six months ended June
   30,
   1999 and June 30,
   2000, respectively)..         726      3,931    3,101     4,141    1,963     3,551
  Sales and marketing
   (excludes stock-based
   compensation of $285,
   $32 and $1,185 in
   1999, and the six
   months ended June 30,
   1999 and June 30,
   2000, respectively)..         238      1,098    4,413     8,599    3,515     8,126
  General and
   administrative
   (excludes stock-based
   compensation of
   $1,118, $171 and
   $3,512 in 1999, and
   the six months ended
   June 30, 1999 and
   June 30, 2000,
   respectively)........         709      1,650    2,733     5,241    2,370     5,860
  In-process research
   and development
   write-off............       3,047        --       --        --       --        --
  Stock-based
   compensation.........         --         --       --      1,806      298     8,168
                             -------    -------  -------  --------  -------  --------
   Total operating
    expenses............       4,720      6,679   10,247    19,787    8,146    25,705
                             -------    -------  -------  --------  -------  --------
Loss from operations....      (4,535)    (4,869)  (8,671)  (15,164)  (6,844)  (18,941)
                             -------    -------  -------  --------  -------  --------
Net loss................     $(4,555)   $(5,157) $(9,090) $(15,281) $(6,957) $(19,099)
                             =======    =======  =======  ========  =======  ========
Net loss per common
 share--basic and
 diluted................     $ (0.27)   $ (0.50) $ (2.57) $  (2.65) $ (1.33) $  (2.29)
                             =======    =======  =======  ========  =======  ========
Shares used in net loss
 per common share
 calculation--basic and
 diluted (see Note 2 to
 the consolidated
 financial statements)..      16,854     10,387    3,543     5,820    5,253     8,471
                             =======    =======  =======  ========  =======  ========
Pro forma net loss per
 common share--basic and
 diluted (unaudited) ...                                  $  (0.47)          $  (0.42)
                                                          ========           ========
Shares used in pro forma
 net loss per common
 share calculation--
 basic and diluted
 (unaudited) (see Note
 12 to the consolidated
 financial statements)..                                    32,663             45,695
                                                          ========           ========

   The pro forma consolidated balance sheet data below reflects the exercise of outstanding warrants to purchase 420,559 shares of our common stock at a weighted average exercise price of $1.93 per share which expire upon the closing of this offering, the issuance of $1.5 million of promissory notes to a stockholder in July 2000, the borrowing of an aggregate of $10.1 million under our $20.0 million credit facility with The Chase Manhattan Bank and our $10.0 million term loan with Access Technology Partners, L.P., an affiliate of Chase, in July 2000, the use of $5.2 million of these funds to repay notes payable to three stockholders and the automatic conversion of all shares of preferred stock into 37,224,049 shares of common stock upon the closing of this offering. The pro forma as adjusted consolidated balance sheet data below reflects the receipt of the net proceeds from the sale of the 6,500,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                      As of June 30, 2000
                                                  -----------------------------
                                                              Pro    Pro Forma
                                                   Actual    Forma  As Adjusted
                                                  --------  ------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents........................ $ 13,792  $21,054   $85,949
Working capital..................................   14,027   15,182    80,077
Total assets.....................................   56,896   61,018   125,913
Debt, current and non current portions...........   16,740   19,707    19,707
Mandatorily redeemable convertible preferred
 stock ..........................................   53,414      --        --
Total stockholders' equity (deficit).............  (32,122)  22,447    87,342

                           Our Corporate Information

   We incorporated in California in September 1996 under the name Lexar Microsystems, Inc. We changed our name to Lexar Media, Inc. in February 1998 and we intend to reincorporate in Delaware prior to the completion of this offering. Our principal executive offices are located at 47421 Bayside Parkway, Fremont, California 94538, and our telephone number is 510-413-1200.

                                  RISK FACTORS

   Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock. The risks described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

                         Risks Related to Our Business

Because we have a limited operating history and because we operate in a new and rapidly evolving market, you may have difficulty assessing our business and future prospects.

   We were organized in September 1996 and have a short operating history. We began marketing and selling our digital film products in mid-1997, introduced the latest versions of our digital film products in August 1999 and have only recently begun offering photofinishing services over the Internet as the result of our acquisition of PrintRoom.com in January 2000. Because we have only recently introduced our products and services and have limited historical financial data, it is difficult to evaluate our business and future prospects. In addition, because of our limited operating history and because the market for digital cameras, digital film and Internet photofinishing is still in an emerging stage and is characterized by an increasing number of competitors and competing technologies and formats, we have limited insight into trends that may emerge and affect our business. Our business will not succeed if we are unable to execute our business strategy or if we do not successfully address the risks we face.

We have a history of losses, anticipate incurring losses for the foreseeable future and may never become profitable.

   We incurred net losses of approximately $5.2 million, $9.1 million, $15.3 million and $19.1 million for 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. As of June 30, 2000, we had an accumulated deficit of approximately $53.2 million. We will incur losses for this year and are likely to incur losses in 2001. The size of our future losses and our ability to become profitable substantially depend on the rate of growth of the market for digital cameras and digital film and the extent to which our products and services are accepted by this market. Therefore, we believe it is critical to devote substantial resources to developing the brand awareness of our digital film. In the future we expect sales and marketing, general and administrative and research and development expenses to increase significantly as we pursue our strategic objectives. We also expect to continue to incur significant expenses in connection with our existing patent litigation discussed elsewhere in this section and the prospectus. In addition, we have incurred non-cash deferred charges of $28.5 million through June 30, 2000 relating to stock-based compensation. In connection with our recent debt financing, credit facility and term loan, we also issued warrants which will result in significant non-cash interest expense charges during the period the debt is outstanding. As a result, we will need to significantly increase our revenues in order to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

We are currently involved in significant and costly litigation with our primary competitor in which the Federal District Court has found that our products infringe our competitor's patent. If the court ultimately rules that this patent is valid, we could be required to pay significant damages and royalties and could be enjoined from making, selling or using the infringing products.

   Since March 1998, we have been engaged in significant litigation with SanDisk Corporation, our primary competitor in the digital film market. This litigation, which is described in more detail in

"Business--Legal Proceedings," relates to claims by SanDisk that certain of our products infringe one of their patents. In its complaint, SanDisk alleges that it will seek preliminary and permanent injunctions and damages for past infringement relating to our CompactFlash and PC Card formats, as well as increased damages for willful infringement up to treble damages, attorneys' fees and costs. SanDisk has alleged that the operation of all of our controllers infringe their patent. Approximately 80% of our revenues in 1999 and in the first six months of 2000 were from sales of our controllers and products incorporating our controllers, and we expect this to be the case for the next several years.

   On March 30, 2000, the U.S. District Court for the Northern District of California found that certain of our products infringe one of the claims of SanDisk's patent. The court has set a trial date for October 23, 2000 to determine whether we infringe any of the other claims of the patent and whether the patent is valid. We intend to vigorously contest SanDisk's claims and the validity of SanDisk's patent at trial, but to succeed we will have to overcome by clear and convincing evidence the legal presumption that a patent is valid. This is a difficult burden of proof and, as a result, patents are found to be valid in the significant majority of cases.

   In its complaint, SanDisk requests both a preliminary and a permanent injunction. SanDisk could request a hearing upon its request for a preliminary injunction against us at any time prior to trial. In the event a preliminary or permanent injunction were granted, we would be unable to sell products found to infringe SanDisk's patent. Such an injunction would result in our not being able to ship a substantial portion of our products and might require us to recall the infringing products from our customers, which would cause a substantial reduction in our revenues, significant losses and loss of customer goodwill for an extended period of time. As a result, we would face a substantial depletion of our financial resources that could severely limit our future business prospects or render us insolvent. Further, if at trial the SanDisk patent is held to be valid, we could be required to pay significant monetary damages to SanDisk, which, in the event of a finding of willful infringement, would be subject to trebling and could also require us to pay SanDisk's attorneys fees. We have also agreed to indemnify customers from liability with respect to claimed infringement of the SanDisk patent, including their costs and fees of defending themselves in such suits. The existence of the SanDisk litigation has had and in the future could have an adverse effect on our ability to attract and retain customers.

   In the event of an injunction, we could seek a license from SanDisk to enable us to continue selling our products, but SanDisk might not agree to license its patents to us on reasonable terms, or at all. If available, such a license may cause us to pay royalties on all our products, even those in the future that may not infringe SanDisk's patent, and we might be required to grant a license to SanDisk to utilize our technology for little or no royalty. Accordingly, the terms of any license might adversely affect our margins and our ability to compete with SanDisk and others. We are in the process of redesigning our products in an effort to avoid infringement of SanDisk's patent. However, we cannot assure you that these efforts will be successful. Even if successful, these efforts may not result in a competitive product and could require a substantial period of time to complete.

   In connection with the SanDisk litigation, we have incurred approximately $2.0 million in legal expenses, and expect to continue to incur, substantial legal and other expenses. In addition, the SanDisk litigation has diverted, and is expected to continue to divert, the efforts and attention of our management and technical personnel. Patent litigation is highly complex and can extend for a protracted period of time, which can substantially increase the cost of litigation. Accordingly, the expenses and diversion of resources associated with the SanDisk litigation could significantly increase our general and administrative costs. Further, if the SanDisk patent litigation were to be resolved by a settlement, we might need to make substantial upfront payments, either in cash or equity, as well as ongoing royalties to SanDisk and grant a license to SanDisk to utilize our technology, which could be harmful to our business.

We may be involved in additional litigation with SanDisk that could divert management's time and attention, could be time-consuming and expensive and could threaten our viability if we were to lose.

   We believe that part of SanDisk's business strategy is to file intellectual property lawsuits against its competitors and that SanDisk will initiate additional litigation against us. SanDisk is the holder of a number of patents relating to flash memory and flash memory storage devices such as CompactFlash. Potential additional SanDisk litigation would likely involve different patents with new method or system claims. In addition, new patent applications are continually being filed and pending United States patent applications are confidential until patents are issued. Thus, it is impossible to ascertain all potential patent infringement problems. As with the current SanDisk litigation, we cannot assure you that we would prevail in any such litigation and an adverse decision could render us insolvent or severely impair our future business prospects. In the past we have initiated litigation against SanDisk and may do so in the future. Any future litigation would be time-consuming and costly, and would likely divert the efforts and attention of our management and technical personnel.

We have recently redesigned our products to avoid SanDisk's intellectual property, but the redesigned products may not be feasible to produce, commercially competitive or have all the functionality of our current and future products or may be held to infringe SanDisk's patents or the patents of others.

   In response to the District Court's finding that certain of our products infringe one of SanDisk's patents, we have commenced the redesign of those products. In the opinion of our patent counsel, Haverstock & Owens LLP, the redesign does not infringe the SanDisk patent that is the subject of the current litigation. We have not yet finished the development of, or commercially produced, these products, and therefore we may find that our redesigned products will not be feasible to manufacture, commercially competitive, as reliable as our current products or accepted by our customers. Our redesigned products may be more costly than our current products, and we may not be able to achieve our present functionality and future planned functionality, including write speed and storage capacity, with our redesigned products. SanDisk is seeking discovery with regard to our redesigned products. Despite the opinion of Haverstock & Owens LLP, our redesigned products may be found to infringe SanDisk's existing or future patents or the existing or future patents of another party. If we are not able to produce our redesigned products by the time the SanDisk trial is completed and we were enjoined from shipping our current products, or if the redesigned products had been determined to infringe SanDisk's patents, then it could render us insolvent or severely impair our future business prospects. Customers may delay orders or return merchandise to wait until our redesigned products are available. Because we have diverted substantial engineering resources from our currently planned research and development projects to redesign our products, we may experience a delay in the introduction of future products.

We may become subject to additional intellectual property claims which could divert management's time and attention, could be time-consuming and expensive to defend and could limit our access to important technology.

   We may become a party to litigation with other third parties in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These lawsuits could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their outcome, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

  . stop selling products or using technology that contain the allegedly infringing intellectual property;

  . attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

  . attempt to redesign those products that contain the allegedly infringing intellectual property.

   If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products.

Our quarterly operating results and gross margins may fluctuate significantly in the future and are difficult to predict, and if our future results are below the expectations of investors or securities analysts, the market price of our common stock would likely decline significantly.

   Our quarterly operating results and gross margins are likely to vary significantly in the future based on a number of factors related to our industry and the markets for our products. We will have little or no control over many of these factors and any of these factors could cause the price of our common stock to fluctuate significantly. These factors include, among others:

  . the rate of growth of the market for digital cameras, digital film and Internet photofinishing;

  . fluctuation and seasonality in demand for our products, as the demand for our digital film has historically increased during the fourth quarter of the calendar year;

  . the timing and amount of orders and cancellations from existing and new retailers, distributors and original equipment manufacturer customers;

  . the timing and amount of expenses related to obsolescence of unsold inventory;

  . increases in costs charged by our component suppliers, particularly our flash memory suppliers;

  . the timing and amount of any reductions in the average selling prices of our products and services;

  .  the difficulty of forecasting and managing our inventory levels;

  . the availability and pricing of flash memory, particularly high-performance flash memory with increased memory capacity;

  . price reductions in key components, such as flash memory, could result in charges related to previously purchased components held in inventory;

  . the announcement or introduction of products and technologies by competitors;

  .  changes in our customers and product mix;

  . commencement of or involvement in litigation, including developments in our current litigation with SanDisk;

  . natural disasters, particularly earthquakes, affecting countries in which we conduct our business or in which our products are manufactured; and

  .  the evolution of industry standards.

   In addition, as a result of our limited operating history and the emerging nature of our market, we may be unable to accurately forecast our revenues and gross margins. We incur expenses based predominantly on operating plans and estimates of future revenues. Our expenses are to a large extent fixed and we may not be able to adjust them quickly to meet a shortfall in revenues during any particular quarter. Any significant shortfall in revenues in relation to our expenses would decrease our net income or increase our operating losses and would also harm our financial condition. Fluctuations in our operating results or gross margins may cause us to fail to meet the expectations of investors or securities analysts. If this were to happen, the market price for our common stock would likely decline significantly.

We primarily depend upon two sources for our supply of flash memory, and if they are unable to provide us with sufficient quantities of flash memory in a timely manner, we would not be able to manufacture and deliver digital film to our customers in accordance with their volume and schedule requirements.

   We purchase substantially all of our flash memory from Toshiba America Electronic Corporation and Samsung Semiconductor, Inc. We expect that the demand for flash memory over the next several years will be substantially greater than in past periods due to the increasing acceptance of digital cameras and other digital consumer products. If we are unable to obtain sufficient quantities of flash memory from Toshiba, Samsung or another flash memory supplier in a timely manner, we would not be able to manufacture and deliver digital film to satisfy our customers' volume and schedule requirements. If we are not able to satisfy the delivery requirements of our customers, they may reduce any future orders or eliminate us as a supplier. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volume and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market. Samsung and Toshiba are both located in Asia, a region that has recently been, and in the future may be, affected by economic and political instability that could adversely affect the price and supply of flash memory. If we are unable to obtain flash memory from our current suppliers or others at economical prices, our margins would decline unless we could raise the prices of our products in a commensurate manner. The existing competitive conditions may not permit us to do so, in which case we may suffer increasing losses or reduced profits.

Our recent growth has placed a significant strain on our management systems and resources, and the continued success of our business depends on our ability to successfully manage future growth.

   In recent periods, rapid growth and acceleration of our product development and marketing efforts have imposed significant strains on our operations. Our revenues have grown from $2.9 million for the year ended December 31, 1997 to approximately $29.2 million for the year ended December 31, 1999 and $40.8 million for the six months ended June 30, 2000. In addition, the number of our employees has grown from 25 as of December 31, 1997, to 54 as of December 31, 1998, to 106 as of December 31, 1999 and to 150 as of July 24, 2000, and we anticipate further significant increases in the number of our employees as we continue to grow. Our current facility is not adequate to meet our anticipated growth and we are seeking to relocate our principal executive offices to a larger facility, which may disrupt our operations. We expect the strains from this growth to increase, and our financial performance and ability to compete effectively will depend, in large part, on our ability to manage this growth effectively. To that end, we must continually develop our budgeting and forecasting procedures, develop administrative, accounting and management information systems and controls, manage our research and development efforts, manage appropriate levels of inventory, improve coordination among our engineering, accounting, finance, marketing and operations personnel and hire and train additional qualified personnel.

   The rate of any future expansion, in combination with a rapidly evolving market for our products, will require a high level of managerial effectiveness in anticipating, planning, coordinating and satisfying our operational needs and the demands of our customers. The continued development of our operations in diverse locations may also affect our ability to manage our growth. If we are unable to manage our growth effectively, we may not be able to successfully compete in our market.

If we are unable to develop and introduce on a timely basis new products or services that are accepted by our customers and consumers, we will not be able to compete effectively in our market.

   We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance products that shorten product life cycles and tend to decrease average selling prices. To remain competitive in this demanding market, we must continually design, develop and introduce new products and services that meet the performance and price requirements of our customers and consumers. Any significant delay or failure in releasing new products or services would harm our reputation, provide a competitor a first-to-market opportunity or allow a competitor to achieve greater market share. We also cannot assure you that any products or services we do introduce will gain market acceptance. The introduction of new products is inherently risky because it is difficult to foresee advances in technology and the adoption of new standards, to coordinate our technical personnel and strategic relationships and to identify and eliminate design and products flaws. We may not be able to recoup research and development expenditures if our new products or services are not widely accepted.

We have only recently begun offering Internet photofinishing services and, if this service is not rapidly accepted or used by consumers, our revenues may fall short of our expectations.

   We have only recently begun offering Internet photofinishing services through our acquisition of PrintRoom.com in January 2000. We cannot be certain that there will be customer demand for this service or that we will be successful in penetrating this market. If we are unable to successfully implement this new service or this service is not rapidly accepted or used by consumers, our revenues may fall short of our expectations.

If we are unable to develop or maintain the strategic relationships necessary to develop, sell and market products that are commercially viable and widely accepted, the growth and success of our business may be limited.

   We may not be able to develop and sell products that are commercially viable and widely accepted if we are unable to anticipate market trends and the price, performance and functionality requirements of digital camera and flash memory manufacturers. We must continue to collaborate closely with our customers, digital camera manufacturers, flash memory manufacturers and other suppliers to ensure that critical development, marketing and distribution projects proceed in a coordinated manner. This collaboration is also important because our ability to anticipate trends and plan our development activities depends to a significant degree upon our continued access to information derived from strategic relationships we currently have with digital camera and flash memory manufacturers. This collaboration can be difficult because many of these companies are located overseas. If any of our current relationships terminate or otherwise deteriorate, or if we are unable to enter into future alliances that provide us with comparable insight into market trends, we will be hindered in our product development efforts.

We depend on a few key customers and the loss of any of them could significantly reduce our revenues.

   Historically, a small number of our customers have accounted for a significant portion of our product revenues. In 1997, 1998, 1999 and the six months ended June 30, 2000, sales to our top 10 customers accounted for approximately 99.7%, 83.7%, 79.2% and 77.2% respectively, of our total revenues. Four customers, Ingram Micro, Kodak, Impact Peripherals and Tech Data, accounted for 12.8%, 11.4%, 10.0% and 8.8% of sales in 1999, respectively. We believe that a substantial majority of the products we sold to Ingram Micro and Tech Data in 1999 and the first six months of 2000 were resold by those parties to CompUSA. For the six months ended June 30, 2000, four customers, Kodak, Tech Data, Olympus and Wal-Mart, accounted for 17.6%, 13.9%, 12.1% and 9.7%, respectively, of product sales. In April 2000, we acquired Impact Peripherals, which now operates as Lexar Media Europe. Our revenues could decline if one or more of these customers were to significantly reduce, delay or cancel their orders, decide to purchase digital film manufactured by one of our competitors or develop and manufacture their own digital film. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place larger orders, would also reduce our revenues. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. Furthermore, our revenues include sales to original equipment manufactures, some of which may in the future decide to compete against us in the digital film market. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

Our failure to successfully promote our brand and achieve strong brand recognition in target markets could limit or reduce the demand for our products and services.

   We believe that brand recognition will be critical to our ability to be successful as the digital photography market develops. We plan to significantly increase our marketing expenditures to create and maintain prominent brand awareness. If we fail to promote our brand successfully, or the expenses associated with doing so become increasingly high, our business may not grow as we anticipate. In addition, if our products exhibit poor performance or other defects, our brand may be significantly diluted, which would inhibit our ability to attract or retain customers.

Because many of our retail customers and distributors have rights of return, we may be required to take back large quantities of unsold inventory which could reduce our revenues in future periods.

   Substantially all of our sales to end-users are made through distributors and retailers. Our sales through these channels often include rights to return unsold inventory. We generally recognize revenue upon shipment of our products, although we establish reserves for estimated returns. Additionally, we permit some of our customers to return products in their inventory for credit or in exchange for new products. If there are significant inventories of old products in our distribution channel when a new product is released, or if these distributors and retailers are unsuccessful in selling our products, there could be substantial product returns. If our reserves are insufficient to account for these returns or if we are unable to resell these products on a timely basis at similar prices, our revenues may be reduced in future periods. Because the market for our products is rapidly evolving, we may not be able to resell returned products at attractive prices or at all.

Because we protect many of our retail customers and distributors against the effects of price decreases on their inventories of our products, we may be required to make large price protection payments if we reduce our prices when there are large quantities of our products in our distribution channel.

   More than one-third of our sales in 1999 and more than one-fourth of our sales in the six months ended June 30, 2000 were made through distributors and retailers to whom we provide price protection guarantees. Accordingly, if we reduce our prices, we will pay these distributors and retailers for the difference between the new price and the price paid for the same product still in their inventory. If our price protection reserves are insufficient to account for these payments, our revenues may be reduced in future periods.

Because we depend on single suppliers for some key components, and do not have long-term supply contracts with those suppliers, we are exposed to the risks of a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality.

   ZETEX Semiconductors is the sole manufacturer of transistors for our CompactFlash, PC Card and connectivity products. Because we depend on a single supplier for these key components, and do not have a long-term supply contract with this supplier, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality. ZETEX may terminate its relationship with us or pursue other relationships with our competitors, and if we were to lose our relationship with this single supplier, the lead time required to qualify new suppliers could be as long as three months. Also, if we lose our single supplier or this supplier is otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products. If we are unable to accurately predict our supply needs, or if our supply of components is disrupted, our reputation may be harmed and we may lose existing customers or be unable to attract new customers. In addition, some of our products use tantulum capacitors. There has been a worldwide shortage of these capacitors in 2000. If we were unable to obtain sufficient quantities of tantulum capacitors in the future, our ability to ship products that incorporate these capacitors would be adversely affected.

Our products are characterized by average selling prices that have historically declined over relatively short time periods, and if we are unable to effectively manage our inventories, reduce our costs, introduce new products with higher average selling prices or increase our sales volumes, our gross margins will decline.

   Although consumers have recently begun to purchase digital cameras in volume, they still exert pressure on digital camera manufacturers and on us to lower prices of digital photography products, like our digital film, to prices comparable to those of traditional photography products. Our competitors also impose pricing pressures on us. In addition, because a large percentage of our sales is to a small number of customers that are primarily large original equipment manufacturers, retail consumer chains and distributors, these customers have exerted, and we expect they will continue to exert, pressure on us to make price concessions. Any reduction in prices by us will cause our gross margins to decline, unless we can manage our inventories to minimize such price declines and reduce our costs. If we are unable to reduce our costs to offset declines in average selling prices or increase the sales volume of our existing products, our gross margins will decline. We anticipate that our average selling prices will continue to decline for the foreseeable future.

The solid-state storage market is evolving and future digital film formats may not use our core technology or we may be forced to pay a royalty to sell digital film in these formats.

   Our products may become less useful to our customers if we are unable to respond to technological advances in our industry or as innovative products become available to our customers. Although many digital cameras currently use Compact Flash or PC Cards, future digital cameras may use other digital film formats, such as compact discs, rotating media or magneto-optical storage, that may not use our controller technology. In addition, we may have to obtain a license to manufacture some digital film formats. For example, a consortium led by SanDisk, Matsushita and Toshiba recently introduced The Secure Digital Card format. We may be unable to secure licensing arrangements for this or other future technologies at reasonable rates or at all.

If we are unable to adequately protect our intellectual property, our competitors may gain access to our technology which could harm our ability to successfully compete in our market.

   We regard our intellectual property as critical to our success. If we are unable to protect our intellectual property rights, we may be unable to successfully compete in our market. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and other methods to protect our proprietary technologies. We have been granted patents in the United States and other countries and have a number of pending United States and foreign patent applications. We cannot assure you, however, that:

  .  any of our existing or future patents will not be invalidated;

  .  patents will be issued for any of our pending applications;

  . any claims allowed from existing or pending patents will have sufficient scope or strength; or

  . our patents will be issued in the primary countries where our products are sold.

   It may also be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents.

We depend on a single third-party wafer foundry to manufacture all of our controllers, and if we are unable to obtain sufficient quantities of controllers at acceptable quality, yields and prices, and in a timely manner, we may not be able to meet customer demand for our products, which could limit the growth and success of our business.

   We do not own or operate a semiconductor fabrication facility. Instead, we rely on a single outside foundry to produce all of our controller products. Our reliance on an independent foundry involves a number of significant risks, including:

  . reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

  .  lack of guaranteed production capacity or product supply; and

  . unavailability of, or delayed access to, next-generation or key process technologies.

   Our controller wafers are currently manufactured by United Microelectronics Corporation, or UMC, in Taiwan. We do not have a long-term supply agreement with UMC and instead obtain manufacturing services on a purchase order basis. UMC has no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacity of UMC, and UMC may reallocate capacity to other customers on short notice, even during periods of high demand for our products. If UMC were to become unable or unwilling to continue manufacturing our controllers in the required volumes, at acceptable quality, yields and prices, and in a timely manner, we may not be able to meet customer demand for our products, which could limit the growth and success of our business. Although we have attempted to diversify our sources of controllers by qualifying two other foundries, Taiwan Semiconductor Manufacturing Co. Ltd. and Chartered Semiconductor Manufacturing, we cannot assure you that these foundries will have sufficient capacity to accommodate our demand at any particular time.

   In addition, if competition for foundry capacity increases, we may incur significant expenses to secure access to manufacturing services, which in turn may cause our product costs to increase substantially. We expect that the demand for capacity at these facilities will increase substantially in the near future due to increasing demand for consumer electronic and industrial products that depend on semiconductors manufactured at these facilities. All of these foundries are located in an area of the world that may be subject to political and economic instability, especially in light of the results of the recent election in Taiwan, and natural disasters, particularly earthquakes. While the recent earthquake in Taiwan did not have a significant impact on deliveries to us from UMC, a similar event in the future at one of their foundries could have a significant impact.

We depend solely on third-party subcontractors for assembly and testing of our digital film products, which could result in product shortages or delays or increase our costs of manufacturing, assembling or testing our products.

   Substantially all of our digital film is currently assembled and tested by Flash Electronics, Inc. in Fremont, California and Samsung Electro-Mechanical in Korea. Although we have a written contract with Samsung, we do not have a long-term agreement with Flash Electronics and typically obtain services from them on a per order basis. Additionally, our controllers are assembled, tested and packaged primarily by Advanced Semiconductor Engineering, Inc. in Taiwan. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors are unable or unwilling to continue to provide assembly and test services and deliver products of acceptable quality, at acceptable costs and in a timely manner, we would have to identify and qualify additional substitute subcontractors. This could be time-consuming and difficult and result in unforeseen operations problems.

If we are unable to license our controller technology for application in other products, the growth of our business may be limited.

   We currently derive all of our revenues from the sale of products and services related to our digital film and connectivity products. We believe, however, that our future growth may depend on our ability to license our proprietary controller technology for use in new digital photography applications or applications in other markets, such as music and video. If we fail to market and license our technology to third parties for new applications, or fail to generate significant licensing or other revenue from these activities, we may not grow our revenues and our business as planned.

Several key members of our senior management team have recently joined us and their failure to integrate into our operations effectively and in a timely manner could impede the execution of our business strategy.

   We have recently hired a significant number of executive officers, including our Chief Financial Officer, our Chief Operating Officer and our Vice President of Operations. We have also recently hired several other individuals who serve important operational, marketing and sales functions. These individuals have had a short amount of time to work together and have limited experience with us and our operations. Our success will depend to a significant extent on the ability of our new officers to integrate themselves into our daily operations, to gain the trust and confidence of other employees and to work effectively as a team. If any of them fails to do so, our ability to execute our business strategy would be impeded.

If we encounter difficulties in attracting and retaining qualified personnel, we may not be able to successfully execute our business strategy and we may need to grant large stock-based incentives that could be dilutive to our stockholders and may be required to pay significant salaries which would increase our general and administrative costs.

   Our future success will depend to a significant extent on the continued services of our key employees, including John H. Reimer, our President and Chief Executive Officer, Petro Estakhri, our Chief Technology Officer and Executive Vice President of Engineering, and Eric B. Stang, our Chief Operating Officer. Our success will also depend on our ability to identify, attract and retain qualified technical, sales, marketing, finance and managerial personnel. Our need to hire qualified personnel in these areas has become particularly acute as a result of a recent period of rapid growth. If we are unable to find, hire and retain qualified individuals, we may have difficulty implementing portions of our business strategy in a timely manner, or at all. Petro Estakhri, Eric B. Stang, Ronald H. Bissinger, our Vice President, Finance and Chief Financial Officer, and Mike Assar, our Senior Vice President, Technology, are the only employees with whom we have entered into employment agreements. In addition, we do not maintain key man life insurance on the members of our senior management team, other than Mr. Reimer and Mr. Estakhri.

   The competition for qualified personnel is particularly intense in our industry and in northern California, where there is a high concentration of established and emerging growth technology companies. This competition makes it more difficult to retain our key personnel and to recruit new highly-qualified personnel. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing stockholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which could harm our operating results. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, we will not be able to grow our business.

Difficulty in identifying, acquiring and integrating acquisition candidates could limit our growth or put a strain on our resources and, if financed by the issuance of shares of our common stock, could cause dilution to our stockholders.

   We may supplement our internal growth by acquiring complementary businesses, technologies, product lines or service offerings. For example, we recently acquired PrintRoom.com and Impact Peripherals, and we must successfully integrate their operations into our business. We may be unable to identify and acquire additional suitable candidates on reasonable terms, if at all. We compete for acquisition candidates with other companies that have substantially greater financial, management and other resources than we do. Acquisitions, in particular multiple acquisitions over a short period of time, involve a number of risks that may result in our failure to achieve the desired benefits of the transaction. These risks include, among others, the following:

  .  difficulties in assimilating the operations of the acquired businesses;

  .  potential disruption of our existing operations;

  . an inability to integrate, train, retain and motivate key personnel of the acquired business;

  .  diversion of management attention away from day-to-day operations;

  . an inability to incorporate, develop, market or sell acquired technologies or products;

  . unexpected liabilities of the acquired business without sufficient indemnification from the sellers;

  . operating inefficiencies and difficulties associated with managing companies in different geographical locations; and

  . potential impairment of our relationships with our employees, customers, suppliers and strategic partners.

   We may finance acquisitions by issuing shares of our common stock, which could dilute our existing stockholders. We may also use cash or incur additional debt to pay for these acquisitions. In addition, we may be required to expend substantial funds to develop acquired technologies and/or to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions.

If we are unable to obtain additional financing for our future capital needs, we may be unable to develop or enhance our products, expand our operations or respond to competitive pressures.

   We expect the net proceeds from this offering, together with our credit facility, term loan and our current cash and cash equivalents, will meet our working capital and capital expenditure needs through the end of 2001. We may need to raise additional funding at that time or earlier if we decide to undertake more rapid expansion, including acquisitions of complementary products or technologies, or if we increase our marketing and/or research and development efforts in order to respond to competitive pressures. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may obtain additional financing by issuing shares of our common stock, which could dilute our existing stockholders. If we cannot raise needed funds on acceptable terms, or at all, we may not be able to develop or enhance our products or respond appropriately to competitive pressures.

If our products contain defects, we may incur unexpected and significant operating expenses to correct the defects, we may be required to pay damages to third parties and our reputation may suffer serious harm.

   Although our digital film products are tested after they are assembled, these products are extremely complex and may contain defects. These defects are particularly likely when new versions or enhancements are released. The sale of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. For example, if there are defects in our products which cause loss of data, customers may lose their digital images stored on our digital film. In addition, product defects and errors could result in additional development costs, diversion of technical and management resources, delayed product shipments, increased product returns, and product liability claims against us which may not be fully covered by insurance.

Our significant sales outside the United States, recent acquisition of Impact Peripherals and our brand launch in Japan subject us to increasing foreign political and economic risks, including foreign currency fluctuations, particularly in the British pound and Japanese yen.

   Sales outside of the United States accounted for 8.7%, 25.4%, 27.6% and 37.0% of our revenues for 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. We generated a majority of our international revenues in 1999 and the six months ended June 30, 2000 from product sales in Japan and the United Kingdom. Both of these markets are intensely competitive, particularly Japan. One of our principal growth strategies is to expand our presence in these and other international markets both through increased international sales and strategic relationships, as evidenced by our recent brand launch in Japan. Consequently, we anticipate that sales outside of the United States will continue to account for a significant portion of our revenue in future periods. Accordingly, we are subject to international risks, including:

  .  foreign currency exchange fluctuations;

  . political and economic instability, particularly in light of recent economic volatility encountered by Japan;

  . delays in meeting customer commitments due to difficulties associated with managing an international distribution system;

  . increased time to collect receivables caused by slower payment practices that are common in many international markets;

  . difficulties associated with managing export licenses, tariffs and other regulatory issues pertaining to international trade;

  . increased effort and costs associated with the protection of our intellectual property in foreign countries;

  . natural disasters, political uncertainties and changing regulatory environments in foreign countries; and

  .  difficulties in hiring and managing employees in foreign countries.

   The sales of our products are denominated primarily in United States dollars. As a result, increases in the value of the United States dollar relative to foreign currencies could cause our products to become less competitive in international markets and could result in a reduction in sales and profitability. As a result of our acquisition of Impact Peripherals, we have product sales denominated in British pounds and anticipate that future sales will also be denominated in the euro. In addition, we have sales to customers denominated in Canadian dollars and Japanese yen. To the extent our prices are denominated in foreign currencies, particularly the British pound and Japanese yen, we will be exposed to increased risks of currency fluctuations. We have no hedging policies in place to mitigate these potential risks, and we cannot assure you that any policies or techniques implemented in the future will be successful or that our business and financial condition will not be harmed by exchange rate fluctuations.

                         Risks Related to Our Industry

Our business will not succeed unless the digital photography market continues to grow and is accepted by professional, commercial and consumer users.

   We currently depend on sales of digital film and connectivity products for the substantial majority of our revenues, which exposes us to substantial risk in the event the digital photography market does not grow rapidly. The digital photography market is in an early stage of development and is rapidly evolving. The success of this market depends on many factors, including:

  .  the ability of digital cameras to take high-quality photographs;

  . the availability of digital cameras at prices and with performance characteristics comparable to traditional cameras;

  . the availability of digital film that meet users' requirements with respect to speed, connectivity, capacity and compatibility;

  . the speed at which digital cameras are able to take successive photographs;

  . the ease with which digital files can be transferred to a personal computer or printer; and

  . the availability of digital image prints comparable in quality and price to traditional photographs.

   In addition to the above factors related to the digital photography market as a whole, we believe the following additional factors will affect the successful adoption of digital photography by consumers:

  . marketing campaigns that increase brand awareness in end-user markets, both domestically and internationally;

  . increased association between brand names and attractive price and performance characteristics; and

  .  heightened consumer confidence in digital photography technology.

   If the digital photography market does not continue to grow and be accepted by professional, commercial and consumer users, our business will not succeed.

If digital camera manufacturers do not develop and promote products that are able to take advantage of our fastest digital film products, the growth and success of our business may be limited.

   We depend on the research and development, marketing and sales efforts of digital camera manufacturers in developing, marketing and selling digital cameras that can use our more advanced existing and future products. Most of the digital cameras currently available on the market do not incorporate technologies that can take advantage of the speed available in our fastest digital film products. If digital camera manufacturers do not successfully develop, market and sell digital cameras that take full advantage of our most advanced products, from which we realize higher gross margins, the growth and success of our business may be limited.

Increased competition in the digital film market may lead to a decrease in revenues and market share.

   We currently compete in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence. Our existing competitors include many large domestic and international companies that have longer operating histories and greater brand name recognition, greater access to flash memory, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers. As a result, these competitors may be able to adapt more quickly to new or emerging technologies or devote greater resources to the promotion and sale of their products than we may. This may lead to a decrease in sales, profits and market share.

   Our primary competitors are companies that sell digital film into the consumer and original equipment manufacturer digital film markets. These companies are primarily manufacturers with both controller and flash memory capabilities, such as SanDisk and Hitachi Semiconductor (America), Inc. SanDisk recently announced that it has entered into a non-binding memorandum of understanding with Toshiba to jointly develop and manufacture high-performance flash memory. Because flash memory represents a significant portion of the cost of digital film, SanDisk may have a competitive advantage in that it will have access to high-capacity flash memory at prices that may be substantially below the prices that Toshiba or Samsung will charge us.

   We also compete with manufacturers, package or card assemblers and resellers who combine controllers and flash memory developed by others, such as Hitachi, into flash memory cards, including Kingston

Technology, Simple Technology, Smart Modular Technologies and Viking. Additionally, Hitachi as well as flash controller developers such as Feiya Technology, Tokyo Electronic and M-Systems compete with our controller sales.

   Kodak and Fuji, the largest and best known manufacturers of traditional film products, have not as yet entered the U.S. digital film market. Kodak is, in fact, one of our largest customers for digital film. If either Kodak or Fuji decide to acquire or develop the requisite technology and manufacture digital film, their resources and worldwide brand recognition would likely make them formidable competitors for our core business. We also expect to face competition from existing or future competitors that design and market similar or alternative data storage solutions that may be less costly or provide additional features. If a manufacturer of digital cameras or other consumer electronic devices designs one of these alternative competing standards into its products, our digital film as currently configured will not be compatible with that product and our revenues may decline.

Competition in the Internet photofinishing market is intense, and we may not be able to maintain or expand our customer base which may make it difficult for us to generate revenues and establish market share.

   We are faced with growing competition in the area of Internet photofinishing which could make it difficult for us to generate revenues and establish market share. Our primary competitors in these areas are Internet digital photofinishing companies such as EZ Prints, Kodak, Ofoto, PhotoAccess, PhotoWorks.com, Shutterfly, Snapfish and Wolf Camera, which process digital images transferred to them by customers over the Internet and mail finished prints to them. These companies also provide traditional prints from scanned traditional photographs, or digital camera images and photo-image management services allowing consumers to archive, edit and share uploaded images and create on-line photo albums. Additionally, digital imaging kiosks, such as those from Kodak, Fuji, Pixel Magic and Telepix, allow consumers to scan traditional images or download digital images for processing and output. Traditional film processors with strong brand recognition such as Kodak will pose a significant challenge if they begin to focus their efforts on direct digital-to-paper photofinishing processing and leverage their advantage in brand recognition. Moreover, Internet photo-image archiving and sharing services such as Club Photo, PhotoIsland, PhotoLoft and Zing present additional competition through their current and potential alliances with digital photo labs to directly compete with the services we offer.

The manufacturing of our products is complex and subject to yield problems, which could decrease available supply and increase costs.

   The manufacture of flash memory and controllers is a complex process, and it is often difficult for companies to achieve acceptable product yields. Reduced flash memory yields could decrease available supply and increase costs. Controller yields depend on both our product design and the manufacturing process technology unique to the semiconductor foundry. Because low yields may result from either design defects or process difficulties, we may not identify yield problems until well into the production cycle, when an actual product exists and can be analyzed and tested. In addition, many of these yield problems are difficult to diagnose and time consuming or expensive to remedy.

                         Risks Related to this Offering

Management might apply the net proceeds from this offering to uses that do not improve our operating results or increase the value of your investment.

   The net proceeds from the sale of our common stock in this offering will be added to our general working capital. We currently intend to repay $13.3 million in stockholder promissory notes with the net proceeds of the offering, but have no definite plans to use the balance of the net proceeds from the offering. Our management will therefore have significant flexibility in applying the net proceeds of this offering and may apply those proceeds in ways with which you may disagree. The net proceeds may be used for corporate purposes that do not improve our operating results or market value and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. Pending application of the proceeds, they might be placed in investments that do not produce income or that lose value.

The liquidity of our common stock is uncertain because it has never been publicly traded, and you may not be able to resell your shares at or above the price you paid.

   There has not been a public market for our common stock. As a result, the initial public offering price will be determined by negotiations among the underwriters and us, and may not be indicative of prices that will prevail in the public trading markets. We also cannot predict the extent to which a trading market for our common stock will develop or how liquid that market will be. You may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock may fluctuate significantly as a result of market volatility, which could result in a decline in the value of your investment.

   We believe that the market price of our common stock, like that of other early-stage technology companies, is likely to be highly volatile and may fluctuate substantially. The price of the common stock that will prevail in the market after the offering may be higher or lower than the price you pay, depending on many factors, including:

  . changes in financial estimates of our operating results by securities analysts;

  . announcements by us or our competitors of new products, significant acquisitions or strategic partnerships;

  . a loss of or decrease in sales to major customers or a failure to complete significant transactions;

  .  additions or departures of key personnel; and

  . commencement of or involvement in litigation, including developments in our current litigation with SanDisk.

   In addition, stock markets, particularly the Nasdaq National Market on which we have applied to have our common stock listed have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. As a result, investors in our common stock may experience a decrease in the value of their common stock regardless of our operating performance or prospects. The fluctuations in the price of our common stock may affect our visibility and credibility in the digital photography market and may affect our ability to secure additional financing on acceptable terms, if at all.

We could be subject to securities class action litigation if our stock price is volatile, which could be costly and time-consuming to defend and could damage our reputation.

   In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Those companies, like us, that are involved in rapidly changing technology markets are particularly subject to this risk. We may be the target of litigation of this kind in the future. Any securities litigation could result in substantial costs, divert management's attention and resources and negatively affect our public image and reputations.

Future sales of our common stock by existing stockholders could cause the price of our common stock to decline.

   Sales of a large number of shares of our common stock in the market after this offering, or the belief that these sales could occur, could cause a drop in the market price of our common stock. Upon completion of this offering, we will have outstanding 59,031,830 shares of our common stock. Of these shares, all of the 6,500,000 shares of our common stock sold in this offering will be freely tradable, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

   The remaining 52,531,830 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Our directors, executive officers and substantially all of our stockholders have executed lock-up agreements in which they have agreed not to sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Chase Securities Inc. When the lock-up agreements expire, these shares will become eligible for sale, in some cases only subject to the volume, manner of sale and notice requirements of Rule 144. Assuming that this prospectus will be dated August 11, 2000, the "restricted securities" will be eligible for resale in the public market as follows:

  . approximately 48,967,553 shares will become eligible for resale beginning 180 days from the date of this prospectus; and

  . approximately 3,564,277 additional shares will become eligible for resale upon the expiration of applicable one-year holding periods under Rule 144 and Rule 145 at various times after 180 days from the date of this prospectus.

   In addition, we intend to file a registration statement on Form S-8 under the Securities Act after the date of this offering to register shares of our common stock issued or reserved for issuance under our various stock plans.

Our executive officers, directors and principal stockholders will continue to hold a substantial portion of our stock subsequent to the completion of this offering, and, consequently, could make some transactions more difficult or impossible to complete without their support.

   Immediately after the offering, it is anticipated that our executive officers, directors and principal stockholders will beneficially own or control approximately 62.7% of the outstanding shares of our common stock or 61.7% if the underwriters' overallotment option is exercised in full. Accordingly, if these persons act together, they will significantly influence, and likely control, the election of our directors and the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. The voting power of these persons could also have the effect of delaying or preventing a change in control. The interests of these stockholders may differ from the interests of the other stockholders.

Our charter documents and Delaware law could delay or prevent a takeover of us that stockholders may consider favorable, which could cause the market price of our common stock to decline.

   There are provisions in our certificate of incorporation, bylaws and Delaware law that may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. You should refer to the information in the section entitled "Description of Capital Stock" for more information regarding these provisions. If a change of control or change in management is delayed or prevented, the market price of our common stock could suffer.

You will suffer immediate and substantial dilution in the book value of your investment, which could negatively affect the value of your investment.

   The initial public offering price per share of our common stock will significantly exceed the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of $9.59 per share in their investment, assuming an initial public offering price of $11.00 per share. In the past, we issued options and warrants to acquire our common stock at prices significantly below the initial offering price. To the extent these outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering.

                           FORWARD-LOOKING STATEMENTS

   We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors."

   Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

                                USE OF PROCEEDS

   We estimate that the net proceeds from our sale of the 6,500,000 shares of common stock we are offering will be approximately $64.9 million, assuming an initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $74.9 million.

   The principal purposes of this offering are to obtain additional capital, establish a public market for our common stock and facilitate our future access to public capital markets. We currently expect to use the net proceeds from this offering for repayment of debt, working capital and other general corporate purposes. We currently anticipate using $13.3 million to repay outstanding indebtedness under the promissory notes issued to our stockholders in May, June and July 2000. These notes bear interest at a rate of 6% per year and have a maturity date of May 31, 2001. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, products or services. We have no present commitments or agreements with respect to any acquisition or investment. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently expect to retain earnings, if any, to finance the growth and development of our business. Therefore, we do not anticipate declaring or paying cash dividends on our common stock for at least the next several years.

                                CAPITALIZATION

   The following table sets forth as of June 30, 2000 our debt and capitalization:

  .  on an actual basis;

  . on a pro forma basis to reflect the exercise of outstanding warrants to purchase 420,559 shares of our common stock which expire upon the closing of this offering, the issuance of $1.5 million of promissory notes to a stockholder in July 2000, the borrowing of an aggregate of $10.1 million under our $20.0 million credit facility with The Chase Manhattan Bank and $10.0 million term loan with Access Technology Partners, L.P., an affiliate of Chase, in July 2000, the use of $5.2 million of these funds to repay notes payable to three stockholders and the automatic conversion of all shares of preferred stock into 37,224,049 shares of common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the sale of the 6,500,000 shares of our common stock offered by us at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                      As of June 30, 2000
                                                   ---------------------------
                                                                        Pro
                                                               Pro    Forma As
                                                    Actual    Forma   Adjusted
                                                   --------  -------  --------
                                                        (in thousands)
Notes payable to stockholders(1).................. $ 14,710  $17,677  $ 17,677
Other notes payable(1)............................    2,030    2,030     2,030
                                                   --------  -------  --------
                                                     16,740   19,707    19,707
Mandatorily redeemable convertible preferred
 stock(2).........................................   53,414       --        --
                                                   --------  -------  --------
Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value per share; no
   shares authorized, issued or outstanding,
   actual and pro forma; 10,000,000 shares
   authorized, no shares issued or outstanding pro
   forma as adjusted..............................       --       --        --
                                                   --------  -------  --------
  Common stock, $0.0001 par value per share;
   75,000,000 shares authorized, 14,887,222 shares
   issued and outstanding, actual; 75,000,000
   shares authorized, 52,531,830 shares issued and
   outstanding, pro forma; 200,000,000 shares
   authorized, 59,031,830 shares issued and
   outstanding, pro forma as adjusted.............        1        5         6
  Additional paid-in capital......................   45,621  100,186   165,080
  Unearned stock-based compensation...............  (18,571) (18,571)  (18,571)
  Notes receivable from stockholders..............   (5,992)  (5,992)   (5,992)
  Accumulated deficit.............................  (53,181) (53,181)  (53,181)
                                                   --------  -------  --------
    Total stockholders' (deficit) equity..........  (32,122)  22,447    87,342
                                                   --------  -------  --------
      Total capitalization........................ $ 38,032  $42,154  $107,049
                                                   ========  =======  ========

-------------------
(1) See Note 4 of notes to consolidated financial statements.
(2) See Note 6 of notes to consolidated financial statements.

   The number of shares of our common stock outstanding set forth in the table above excludes the following:

  . 3,239,684 shares of our common stock subject to options outstanding as of June 30, 2000 at a weighted average exercise price of $3.65 per share;

  . 155,000 shares of our common stock subject to warrants outstanding as of June 30, 2000 at a weighted average exercise price of $0.84 per share;

  . 9,703,453 additional shares of our common stock at June 30, 2000 that have been reserved for issuance upon future grants of options under our stock option and stock purchase plans; and

  . up to 195,503 shares of our common stock that we would issue to Sony upon conversion of the $2.0 million convertible promissory note that we issued to Sony in March 2000, assuming an initial public offering price of $11.00 per share.

   In May, June and July 2000, we issued warrants to purchase an aggregate of 644,395 shares of our common stock to six of our stockholders at an exercise price of $3.09 per share in connection with promissory notes we entered into with these stockholders. Under the terms of the promissory notes, these stockholders received warrants to purchase additional shares of our common stock, in monthly installments, at an exercise price of $8.00 per share for up to 12 months from the issue date of the respective promissory notes so long as the principal on the notes remain outstanding. Because we anticipate repaying the promissory notes in full by September 15, 2000, these stockholders will have the right to purchase an aggregate of up to an additional 310,660 shares of our common stock subject to these warrants. We also issued warrants to purchase 250,000 shares of our common stock to Chase Securities, Inc. in connection with a $20.0 million revolving credit facility we entered into with The Chase Manhattan Bank and warrants to purchase 625,000 shares of our common stock in connection with a $10.0 million term loan we entered into with Access Technology Partners, L.P., an affiliate of Chase Securities, Inc., in June 2000. Upon the completion of this offering, the warrant held by Chase Securities, Inc. and the warrant held by Access with respect to 136,500 shares subject to such warrant will have an exercise price equal to the initial public offering price. With respect to the remaining 488,500 shares subject to the Access warrant, the exercise price will be $8.00 per share. The warrants to purchase shares of our common stock issued in connection with the stockholder promissory notes and the credit facilities with Chase and Access are also excluded from the outstanding number of shares of our common stock set forth in the table on the preceding page.

                                    DILUTION

   Our pro forma net tangible book value as of June 30, 2000 was approximately $18.4 million, or $0.35 per share of our common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding at such date, after giving effect to the exercise of warrants to purchase 420,559 shares of our common stock and the conversion of all outstanding shares of preferred stock into shares of common stock. Our calculation of pro forma net tangible book value excludes the goodwill of $3.7 million arising from the PrintRoom.com acquisition and the goodwill of $546,000 arising from the Impact Peripherals acquisition. The dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering.

   Without taking into account any changes in pro forma net tangible book value after June 30, 2000, other than those changes outlined in the previous paragraph and other than to give effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2000 would have been approximately $83.3 million or $1.41 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $1.06 per share to the existing stockholders and an immediate and substantial dilution in pro forma net tangible book value of $9.59 per share to new investors purchasing shares in this offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors.

   Assumed initial public offering price per share................        $11.00
     Pro forma net tangible book value per share as of June 30,
      2000........................................................  $0.35
     Increase per share attributable to new investors.............   1.06
                                                                    -----
   Pro forma net tangible book value per share after the offering.          1.41
                                                                          ------
   Dilution per share to new investors............................        $ 9.59
                                                                          ======

   The following table summarizes, as of June 30, 2000, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                             Shares Purchased  Total Consideration
                            ------------------ -------------------- Average Price
                              Number   Percent    Amount    Percent   Per Share
                            ---------- ------- ------------ ------- -------------
   Existing stockholders... 52,531,830   89.0% $ 65,465,000   47.8%    $ 1.25
   New investors...........  6,500,000   11.0    71,500,000   52.2      11.00
                            ----------  -----  ------------  -----     ------
     Total................. 59,031,830  100.0% $136,965,000  100.0%    $ 2.32
                            ==========  =====  ============  =====     ======

   The above information assumes no exercise of the underwriters' over-allotment option and excludes exercises of stock options or warrants after June 30, 2000. As of June 30, 2000, we had outstanding options to purchase 3,239,684 shares of our common stock at a weighted average exercise price of $3.65 per share and warrants to purchase 155,000 shares of our common stock at a weighted average exercise price of $0.84 per share. The above information also excludes up to 195,503 shares of our common stock that we would issue to Sony upon conversion of the $2.0 million convertible promissory note that we issued to Sony in March 2000, assuming an initial public offering price of $11.00 per share. In addition, in May, June and July 2000, we issued warrants to purchase 644,395 shares of our common stock to six of our stockholders at an exercise price of $3.09 per share in connection with promissory notes we entered into with these stockholders. Under the terms of the promissory notes, these stockholders received additional warrants to purchase additional shares of our common stock, in monthly installments, at an exercise price of $8.00 per share for up to 12 months from the issue date of the respective promissory notes so long as the principal on the notes remain outstanding. Because we anticipate repaying the promissory notes in full by September 15, 2000, these stockholders will have the right to purchase an aggregate of up to an additional 310,660 shares of our common stock subject to these warrants. We also issued warrants to purchase 250,000 shares of our common stock to Chase Securities, Inc. in connection with a $20.0 million revolving credit facility we entered into with The Chase Manhattan Bank and warrants to purchase 625,000 shares of our common stock in connection with a $10.0 million term loan we entered into with Access Technology Partners, L.P., an affiliate of Chase Securities, Inc., in June 2000. Upon the completion of this offering, the warrant held by Chase Securities, Inc. and the warrant held by Access with respect to 136,500 shares subject to such warrant will have an exercise price equal to the initial public offering price. With respect to the remaining 488,500 shares subject to the Access warrant, the exercise price will be $8.00 per share. Assuming that the stockholder promissory notes remain outstanding through September 15, 2000, the exercise of all of these options and warrants and an initial public offering price of $11.00 per share, our pro forma net tangible book value per share of common stock after this offering would be $1.68.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1998 and 1999, and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 1999 have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The selected consolidated balance sheet data as of June 30, 2000 and the selected consolidated statements of operations data for the six months ended June 30, 1999 and June 30, 2000, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1996 and December 31, 1997 and the selected consolidated statements of operations data for the period from September 16, 1996 (date of inception) to December 31, 1996 were derived from audited financial statements that are not included in this prospectus.

                           Period from
                          September 16,
                          1996 (date of                             Six Months Ended
                          inception) to Years Ended December 31,        June 30,
                          December 31,  --------------------------  -----------------
                              1996       1997     1998      1999     1999      2000
                          ------------- -------  -------  --------  -------  --------
                          (in thousands, except per share data)       (unaudited)
Consolidated Statements
 of Operations Data:
Revenues:
 Product sales..........    $    452    $ 1,938  $ 7,609  $ 29,219  $ 9,237  $ 40,816
 Development fees.......          --      1,005       --        --       --        --
                            --------    -------  -------  --------  -------  --------
   Total revenues.......         452      2,943    7,609    29,219    9,237    40,816
                            --------    -------  -------  --------  -------  --------
Gross margin............         185      1,810    1,576     4,623    1,302     6,764
Operating expenses:
 Research and
  development (excludes
  stock-based
  compensation of $274,
  $85 and $2,705 in
  1999, and the six
  months ended June 30,
  1999 and June 30,
  2000, respectively)...         726      3,931    3,101     4,141    1,963     3,551
 Sales and marketing
  (excludes stock-based
  compensation of $285,
  $32 and $1,185 in
  1999, and the six
  months ended June 30,
  1999 and June 30,
  2000, respectively)...         238      1,098    4,413     8,599    3,515     8,126
 General and
  administrative
  (excludes stock-based
  compensation of
  $1,118, $171 and
  $3,512 in 1999, and
  the six months ended
  June 30, 1999 and
  June 30, 2000,
  respectively).........         709      1,650    2,733     5,241    2,370     5,860
 In-process research
  and development
  write-off.............       3,047         --       --        --       --        --
 Stock-based
  compensation..........          --         --       --     1,806      298     8,168
                            --------    -------  -------  --------  -------  --------
   Total operating
    expenses............       4,720      6,679   10,247    19,787    8,146    25,705
                            --------    -------  -------  --------  -------  --------
Loss from operations....      (4,535)    (4,869)  (8,671)  (15,164)  (6,844)  (18,941)
                            --------    -------  -------  --------  -------  --------
Net loss................    $ (4,555)   $(5,157) $(9,090) $(15,281) $(6,957) $(19,099)
                            ========    =======  =======  ========  =======  ========
Net loss per common
 share--basic and
 diluted................    $  (0.27)   $ (0.50) $ (2.57) $  (2.65) $ (1.33) $  (2.29)
                            ========    =======  =======  ========  =======  ========
Shares used in net loss
 per common share
 calculation--basic and
 diluted (see Note 2 to
 the consolidated
 financial statements)..      16,854     10,387    3,543     5,820    5,253     8,471
                            ========    =======  =======  ========  =======  ========
Pro forma net loss per
 common share--basic and
 diluted (unaudited) ...                                  $  (0.47)          $  (0.42)
                                                          ========           ========
Shares used in pro forma
 net loss per common
 share calculation--
 basic and diluted
 (unaudited) (see Note
 12 to the consolidated
 financial statements)..                                    32,663             45,695
                                                          ========           ========

                                       As of December 31,              As of
                                ------------------------------------  June 30,
                                 1996     1997      1998      1999      2000
                                -------  -------  --------  --------  --------
Consolidated Balance Sheet
 Data:
Cash and cash equivalents...... $    94  $   341  $  9,824  $  6,495  $ 13,792
Short-term investments.........      --       --        --     3,896        --
Working capital (deficit)......  (4,975)    (751)   10,382    19,574    14,027
Total assets...................   1,048    2,102    16,814    38,274    56,896
Debt, current and non-current
 portions......................   3,500    6,461     5,393     5,320    16,740
Mandatorily redeemable
 convertible preferred stock...      --    2,922    24,653    53,136    53,414
Total stockholders' deficit....  (4,446)  (9,329)  (18,411)  (31,429)  (32,122)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our consolidated financial statements and notes thereto and other financial information appearing elsewhere in this prospectus.

Overview

   We design, develop and market high-performance digital film and connectivity products for the digital photography market. Our products and services allow customers to capture digital images and download them quickly to a personal computer for editing, distributing and printing.

   We were formed in September 1996 to purchase the Solid-State Storage Business unit of Cirrus Logic, Inc. This business unit was started as a small team of engineers in 1993. By September 1996, the group had grown to approximately 30 engineers conducting research and development. From the inception of the business unit to September 1996, the business unit was engaged principally in research and development activities and recorded approximately $250,000 and $659,000 of revenues in 1995 and in the period from January 1, 1996 to September 15, 1996, respectively. The revenues for development work generated by the business unit prior to its acquisition by us were insignificant and were not representative in nature of our ongoing product revenues. As a result, we believe that the presentation of selected financial data for that period would not be meaningful to investors.

   After the acquisition of the business unit in September 1996 and through the middle of 1997, we focused primarily on the sale of controllers and PC Cards for general flash memory applications. Commencing in the middle of 1997, we began to focus our products, as well as marketing and sales efforts, on the digital film market.

   We acquired PrintRoom.com, our online photofinishing business, in January 2000 and in April 2000 we acquired Impact Peripherals, which now operates as Lexar Media Europe, which distributes our products in Europe.

   Revenues. We generate revenues primarily from the sale of digital film and connectivity products for the professional, commercial and consumer markets. Our digital film is offered in the four primary media formats currently used by digital cameras: CompactFlash, PC Card, SmartMedia and Memory Stick. In 2000, we expect to begin receiving a modest to small amount of revenues from the licensing of our technology. In addition, as a result of our acquisition of PrintRoom.com, we offer photofinishing services over the Internet and will begin to recognize modest revenues from these services in 2000.

   Our customers include original equipment manufacturers, private label resellers, consumer retailers and distributors. Some of these customers have return and price protection rights. We protect some of our customers against the effects of price decreases on their inventories. Accordingly, if we reduce our prices, we pay certain distributors and consumer retailers for the difference between the new price and the price paid for the same product still in their inventory. We permit some of our customers to return products still in their inventory for credit or new products. We recognize revenue where there is a contract or purchase order, upon shipment or delivery depending on the terms of sale and collectibility of the resulting receivable is probable. We provide for estimated future returns and price protection based on historical experience at the time the corresponding revenue is recognized. At the time of sale, we also provide for the estimated costs of meeting product warranty obligations. For one of our distributors, revenues and cost of revenues are deferred until the distributor has sold the product to its customers.

   A majority of our sales have been to a limited number of customers. Product sales to our top 10 customers accounted for approximately 99.7% of our product sales in 1997, 83.7% in 1998, 79.2% in 1999 and 77.2% in the six months ended June 30, 2000. We expect that sales of our products to a limited number of customers will continue to account for a substantial portion of our product sales for at least the next several years. Domestic sales account for the majority of our revenues. Product sales in the United

States represented 74.6% of total revenues in 1998, 72.4% in 1999 and 63.0% in the six months ended June 30, 2000. We expect that international sales, especially in Japan and the United Kingdom, will become a larger percentage of our revenues in the future.

   Cost of Revenues. Our cost of revenues consists primarily of material costs, with flash memory accounting for most of those costs. We maintain relationships with key suppliers, which we believe will be able to provide us with sufficient quantities of flash memory during 2000. However, we expect to continue to face price fluctuations for flash memory. In addition, cost of revenues includes expenses related to materials procurement, inventory management and manufacturing.

   Research and Development. Our research and development expenses include salaries and related expenses for research and development personnel, fees for outside consultants, patent costs and prototype development costs. We believe that continued investment in research and development is important to attain our strategic objectives, and we anticipate that our research and development expenses will continue to increase significantly in absolute dollars due to our product development efforts.

   Sales and Marketing. Our sales and marketing expenses include salaries and related expenses for sales and marketing personnel, advertising, customer service, technical support, distribution and travel and trade show expenses. We expect sales and marketing expenses to increase significantly as we add sales staff and expand our promotional and branding efforts, both domestically and internationally, primarily in Japan and Europe.

   General and Administrative. Our general and administrative expenses include salaries and related expenses for executive, administrative and operational personnel, fees for professional services and other corporate expenses. We have incurred significant legal expenses related to patent litigation with SanDisk, which we expect to continue in 2000. We expect general and administrative expenses to increase significantly as we add personnel to support the expansion of our operations, incur additional expenses related to the anticipated growth of our business, assume the responsibilities of a public company and continue to incur expenses in ongoing litigation.

   Stock-based Compensation. Stock-based compensation related to options granted to employees represents the aggregate difference, at the date of grant, between the deemed fair market value of the stock underlying options and the exercise prices of these options. Stock-based compensation related to options granted to consultants is revalued at each reporting date using the Black-Scholes option pricing model. Stock-based compensation is amortized over the vesting period of the underlying options based on an accelerated vesting method. The unamortized stock-based compensation recorded for all option grants through June 30, 2000 totaled $28.5 million. The unamortized stock-based compensation expense is expected to be amortized as follows: $7.2 million in the remainder of 2000; $7.1 million in 2001; $3.3 million in 2002; and $1.0 million in 2003.

   Interest Expense and Other. Interest expense and other has been comprised principally of net interest income or expense and foreign currency fluctuations. However, in the future, we expect to incur additional charges related to the value of warrants issued in connection with debt financings that occurred between April and July 2000. In June 2000, we obtained a revolving credit facility for up to $20.0 million and a $10.0 million term loan with two lenders. We also entered into a bridge loan facility with six of our stockholders pursuant to which we obtained approximately $13.3 million of financing. In connection with these facilities, we issued warrants to purchase an aggregate of 1,519,395 shares of our common stock. In addition, so long as the bridge loans remain outstanding, the six stockholders will have the right to purchase additional shares of our common stock subject to the warrants. Because we intend to repay these promissory notes in full by September 15, 2000, these stockholders will have the right to purchase up to 310,660 shares of our common stock subject to the warrants. The proceeds from these financings have been allocated to both the debt instruments and the warrants for common stock based on their relative fair values. The value assigned to the warrants we issued totals approximately $6.2 million, and represents a discount of the face value of the debt instruments. The value of the warrants is being expensed as an interest charge over the period the facilities are in place. The value assigned to the warrants to be issued in the future depend on the fair value of our common stock at the time they are issued.

   SanDisk Litigation. We are currently involved in significant and costly litigation with SanDisk in which the Federal District Court has found that some of our products infringe one of SanDisk's patents. If the court ultimately rules that the patent is valid, we could be required to pay significant damages and royalties and could be enjoined from making, selling or using the infringing products. While we continue to sell these products, SanDisk could request a hearing for a preliminary injunction against us at any time prior to trial. In the event an injunction is granted, it would prevent us from selling our products that have been held to infringe SanDisk's patent and cause a substantial reduction in revenues and significant losses, which could severely limit our future business prospects. In the event of an injunction, we could seek a license from SanDisk. If SanDisk were to agree to a license, it may cause us to pay royalties on our products and we might be required to grant a license to SanDisk to utilize our technology. Accordingly, the terms of any license might adversely affect our margins.

   SanDisk is also seeking damages for willful infringement of their patent, which could require us to pay treble damages, attorney's fees and costs. In order to obtain enhanced damages for willful infringement, SanDisk must, after establishing that we have infringed a valid claim of its patent, prove by clear and convincing evidence that our infringement of that valid claim was willful. Whether infringement is willful is a question of intent, and a primary determining factor is whether the infringer reasonably relied upon a competent opinion of counsel in concluding either that it did not infringe the patent or that the patent is likely to be found invalid. Because we consulted patent counsel prior to litigation with SanDisk and because patent counsel advised us that the SanDisk patent was either invalid or not infringed by us, we believe that we have valid defenses to SanDisk's claim of willful infringement. However, our intent and whether we reasonably relied upon the opinion of patent counsel are questions of fact to be determined by a jury. If the jury finds that we have willfully infringed SanDisk's patent, the judge then decides whether enhanced damages are appropriate. Accordingly, we cannot predict whether we will be found to have willfully infringed SanDisk's patent.

   We are in the process of redesigning our products, which could cause us to incur additional research and development costs. Further, the costs of continuing litigation with SanDisk are likely to be substantial and if the litigation were to be resolved by a settlement, we might need to make substantial upfront payments, either in cash or equity, as well as ongoing royalties.

Our History of Losses

   We have incurred significant losses to date. As of June 30, 2000, we had an accumulated deficit of approximately $53.2 million. We intend to continue to expend significant financial and management resources on developing additional products and services, increasing sales and marketing activities, improving our technologies and expanding our operations. As a result, we expect to continue to incur additional losses and negative cash flow through 2000 and possibly beyond. In view of the rapidly changing nature of our market and our limited operating history, we believe that period-to-period comparisons of our revenues and other operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Our historic revenue growth rates are not necessarily sustainable or indicative of our future growth.

Results of Operations

   The following table sets forth our statement of operations data as a percentage of total revenues for the years and periods indicated.

                                                                 Six Months
                                          Years Ended               Ended
                                          December 31,            June 30,
                                      ------------------------   -------------
                                       1997     1998     1999    1999    2000
                                      ------   ------   ------   -----   -----
                                                                 (unaudited)
Revenues:
  Product sales.....................    65.9 %  100.0 %  100.0 % 100.0 % 100.0 %
  Development fees..................    34.1       --       --      --      --
                                      ------   ------   ------   -----   -----
   Total revenues...................   100.0    100.0    100.0   100.0   100.0
Cost of revenues....................    38.5     79.3     84.2    85.9    83.4
                                      ------   ------   ------   -----   -----
Gross margin........................    61.5     20.7     15.8    14.1    16.6 %
Operating expenses:
  Research and development..........   133.6     40.8     14.2    21.3     8.7
  Sales and marketing...............    37.3     58.0     29.4    38.1    19.9
  General and administrative........    56.1     35.9     17.9    25.6    14.4
  Stock-based compensation..........      --       --      6.2     3.2    20.0
                                      ------   ------   ------   -----   -----
   Total operating expenses.........   227.0    134.7     67.7    88.2    63.0
                                      ------   ------   ------   -----   -----
Loss from operations................  (165.5)  (114.0)   (51.9)  (74.1)  (46.4)
Interest expense and other..........    (9.7)    (5.5)    (0.4)   (1.2)   (0.4)
                                      ------   ------   ------   -----   -----
   Net loss.........................  (175.2)% (119.5)%  (52.3)% (75.3)% (46.8)%
                                      ======   ======   ======   =====   =====

   Six Months Ended June 30, 1999 versus Six Months Ended June 30, 2000

   Revenues. Total revenues increased 341.9% from $9.2 million in the six months ended June 30, 1999 to $40.8 million in the six months ended June 30, 2000. This increase was primarily the result of continued increases in sales of our digital film and connectivity products, including our USB-enabled CompactFlash digital film and the JumpShot product, both of which were introduced in the last half of 1999. In addition, revenues for the six months ended June 30, 2000 reflect significant sales to customers added after June 30, 1999, the most significant of which were Olympus and Wal-Mart, and increased sales to continuing customers. Product sales in the six months ended June 30, 1999 were predominantly to customers in the United States (77.1%), Japan (7.7%) and the United Kingdom (14.1%). Product sales in the six months ended June 30, 2000 were predominantly to customers in the United States (63.0%), Japan (23.4%) and the United Kingdom (12.5%). Two customers, Ingram Micro and Impact Peripherals, accounted for 20.2% and 9.9% of product sales in the six months ended June 30, 1999. Four customers, Kodak, Tech Data, Olympus and Wal-Mart, accounted for 17.6%, 13.9%, 12.1% and 9.7% of product sales in the six months ended June 30, 2000, respectively. We believe that a substantial portion of the products sold to Ingram Micro and Tech Data were resold by those parties to CompUSA. The change in our top customers from the six months ended June 30, 1999 to the six months ended June 30, 2000 relates to our increasing use of Tech Data as a distributor for sales to CompUSA and the addition of Olympus and Wal-Mart as customers subsequent to June 30, 1999.

   In April 2000, we acquired Impact Peripherals, our European distributor. Product sales to Impact Peripherals prior to the acquisition have been included in our product sales. Impact Peripherals now operates as Lexar Media Europe, and these results have been included in our financial results beginning in May 2000.

   Cost of Revenues. Cost of revenues increased 329.1% from $7.9 million in the six months ended June 30, 1999 to $34.0 million in the six months ended June 30, 2000. The increase in cost of revenues was primarily due to the increased sales of our digital film and connectivity products. Overall cost of revenues decreased from 85.9% of total revenues in the six months ended June 30, 1999 to 83.4% of total revenues in the six months ended June 30, 2000. Our gross margins increased due to a number of factors, the most significant of which was the decrease in the cost of controllers and flash memory in 2000 compared to 1999. In addition, competitive pricing pressure, the introduction of new products while maintaining sales of older products with varying price points, changes in product volumes shipped through consumer and OEM channels and changes in our product mix, including increased sales of high capacity cards and USB-enabled cards, contributed to the increase. All of these factors were intertwined, making it impossible to isolate the individual components.

   Research and Development. Research and development expenses increased 80.9% from $2.0 million in the six months ended June 30, 1999 to $3.6 million in the six months ended June 30, 2000. The increase in research and development expenses was primarily related to projects to develop higher speed and higher capacity products and new connectivity products and to redesign existing products, and includes the use of outside services related to these projects. In addition, in the six months ended June 30, 2000, we expended approximately $444,000 in connection with PrintRoom.com. Our research and development efforts continue to focus on product enhancements and new product development and we may continue to use consultants in the future from time to time. Research and development expenses decreased from 21.3% of total revenues in the six months ended June 30, 1999 to 8.7% of total revenues in the six months ended June 30, 2000.

   Sales and Marketing. Sales and marketing expenses increased 131.2% from $3.5 million in the six months ended June 30, 1999 to $8.1 million in the six months ended June 30, 2000. The increased level of expenditures was primarily due to increases in advertising and marketing, increases in commissions as sales increased, and increased personnel costs due to increased hiring. Overall, sales and marketing costs decreased from 38.1% of total revenues in the six months ended June 30, 1999 to 19.9% of total revenues in the six months ended June 30, 2000.

   General and Administrative. General and administrative expenses increased 147.3% from $2.4 million in the six months ended June 30, 1999 to $5.9 million in the six months ended June 30, 2000. The increased level of expenditures was primarily due to increases in personnel and facilities costs required to support our growing operations and increased costs in connection with ongoing litigation matters. General and administrative costs decreased from 25.7% of total revenues in the six months ended June 30, 1999 to 14.4% of total revenues in the six months ended June 30, 2000.

   Stock-based Compensation. The unamortized stock-based compensation recorded for all option grants through June 30, 2000 totaled $28.5 million. In the six months ended June 30, 2000, we recognized $8.2 million in stock-based compensation expense associated with these options. The remainder of the unamortized stock-based compensation will be amortized as follows: $7.2 million in the remainder of 2000; $7.1 million in 2001; $3.3 million in 2002; and $1.0 million in 2003.

   Interest Expense and Other. Interest expense and other, which is comprised primarily of net interest income or expense and foreign currency fluctuation, increased from an expense of $113,000 in the six months ended June 30, 1999 to an expense of $158,000 in the six months ended June 30, 2000. The net increase was the result of lower interest earned on temporary deposits resulting from lower average cash balances during the period and increased interest on investor loans, including amortization of debt discount, in the last part of the six months ended June 30, 2000.

   Income Taxes. No provision for federal and state income taxes was recorded since we incurred net operating losses from inception through June 30, 2000.

  Year Ended December 31, 1998 versus Year Ended December 31, 1999

   Revenues. Total revenues increased 284.2% from $7.6 million in 1998 to $29.2 million in 1999. This increase was the result of continued increases in sales of our digital film and connectivity products, including our USB-enabled CompactFlash digital film and the JumpShot product introduced in the last half of the year. In addition, in 1999, we added several new customers that generated significant sales, including Best Buy, Nikon, Tech Data and Wal-Mart. Product sales in 1999 were predominantly to customers in the United States (72.4%), Japan (14.6%) and the United Kingdom (11.7%). Product sales in 1998 were predominantly to customers in the United States (74.6%) and Japan (19.3%). Four customers, Ingram Micro, Kodak, Impact Peripherals and Tech Data, accounted for 12.8%, 11.4%, 10.0% and 8.8% of product sales in 1999. Four customers, Kodak, ADTEC, Ingram Micro and Viking, accounted for 24.6%, 18.1%, 13.2% and 10.6% of product sales in 1998. We believe that a substantial majority of the products we sold to Ingram Micro and Tech Data were resold by those parties to CompUSA.

   Cost of Revenues. Cost of revenues increased 310.0% from $6.0 million in 1998 to $24.6 million in 1999. The increase in cost of revenues was due to increased sales of digital film and connectivity products and higher material costs. Overall, cost of revenues increased from 79.3% of total revenues in 1998 to 84.2% of total revenues in 1999. Our gross margins decreased from 20.7% in 1998 to 15.8% in 1999 due to a number of factors, the most significant factor related to price competition during the first three quarters of 1999 which reduced average sales prices. Gross margins were also impacted in 1999 due to the decline in sales of higher gross margin controllers. Finally, we experienced higher product costs than anticipated related to the introduction of certain new products in 1999.

   Research and Development. Research and development expenses increased 33.5% from $3.1 million in 1998 to $4.1 million in 1999. The increase in research and development expenses was primarily due to an increase in the number of development projects that we pursued and an increase in the use of outside consultants. Our research and development efforts continue to focus on product enhancement and new product development. Research and development expenses decreased from 40.8% of total revenues in 1998 to 14.2% of total revenues in 1999.

   Sales and Marketing. Sales and marketing expenses increased 94.9% from $4.4 million in 1998 to $8.6 million in 1999. The increased level of expenditures was primarily due to increases in advertising and marketing, increase in commissions as sales increased and personnel-related costs due to increased hiring. Overall, sales and marketing expenses decreased from 58.0% of total revenues in 1998 to 29.4% of total revenues in 1999.

   General and Administrative. General and administrative expenses increased 91.8% from $2.7 million in 1998 to $5.2 million in 1999. This increase was the result of increasing personnel and facilities costs to support our growing operations and increased costs in connection with ongoing litigation matters. General and administrative costs decreased from 35.9% of total revenues in 1998 to 17.9% of total revenues in 1999.

   Stock-based Compensation. The unamortized stock-based compensation recorded for all option grants through December 31, 1999 totaled $21.0 million. In 1999, we recognized stock-based compensation of $1.8 million associated with these options.

   Interest Expense and Other. Interest expense and other, which is comprised primarily of net interest expense and foreign currency fluctuation, decreased 72.1% from $419,000 in 1998 to $117,000 in 1999. The decrease was the result of interest earned on temporary deposits resulting from the proceeds of our preferred stock offerings.

   Income Taxes. No provision for federal and state income taxes was recorded, since we incurred net operating losses from inception through December 31, 1999. As of December 31, 1999, we had approximately $25.7 million of federal and state net operating loss carryforwards, which expire in varying amounts beginning in 2003 and ending in 2019, if not utilized. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, sales of our stock, including shares sold in this offering, may further restrict our ability to utilize our net operating loss carryforwards.

  Year Ended December 31, 1997 versus Year Ended December 31, 1998

   Revenues. Total revenues increased 162.1% from $2.9 million in 1997 to $7.6 million in 1998. The increase was the result of a 292.6% increase in product revenues. No development fees were recognized in 1998. The product revenue increase was due primarily to increasing sales from new media formats such as CompactFlash, PC Card and SmartMedia for use in digital cameras. In 1998, substantially all of our product sales related to sales of digital film whereas in 1997 product sales related primarily to sales of controllers and, to a lesser degree, digital film. Product sales in 1997 were substantially all to customers in the United States. Product sales in 1998 were primarily to customers in the United States (74.6%) and Japan (19.3%). Four customers, Kodak, ADTEC, Ingram Micro and Viking, accounted for 24.6%, 18.1%, 13.2% and 10.6% of product sales in 1998. Three customers, Simple Technologies, Hitachi and Mitsubishi, accounted for 47.8%, 20.4% and 14.9% of product sales in 1997. We recognized $1.0 million in development fees in 1997 from three major semiconductor manufacturers.

   Cost of Revenues. The cost of development fee revenue for 1997 has been included in research and development costs. These costs were not allocated to cost of revenue as they represented internal research and development projects that we were already undertaking as part of the development of our own core technology. Accordingly, our gross margin has been measured based on a percentage of product sales.

   Cost of product revenues increased 445.4% from $1.1 million in 1997 to $6.0 million in 1998. The increase in cost of product revenues was primarily due to increased sales of digital photography products and higher material costs for our digital film. Cost of product revenues increased from 58.5% of product sales in 1997 to 79.3% of product sales in 1998, largely due to changes in our product mix.

   Research and Development. Research and development expenses decreased 21.1% from $3.9 million in 1997 to $3.1 million in 1998. The decrease was primarily due to reductions in research and development personnel and the number of development projects that we pursued. Research and development costs decreased from 202.9% of product sales in 1997 to 40.8% of product sales in 1998.

   Sales and Marketing. Sales and marketing expenses increased 301.9% from $1.1 million in 1997 to $4.4 million in 1998. The increase was primarily due to higher expenses associated with selling and promoting our new digital film and connectivity products in the U.S. market. Sales and marketing expenses increased from 56.6% of product sales in 1997 to 57.9% of product sales in 1998.

   General and Administrative. General and administrative expenses increased 65.6% from $1.7 million in 1997 to $2.7 million in 1998. This increase was the result of increasing personnel and facilities costs to support our growing operations. In addition, we incurred significant legal expenses in 1998 related to our patent litigation with SanDisk. General and administrative costs decreased from 85.2% of product sales in 1997 to 35.9% of product sales in 1998.

   Interest Expense and Other. Net interest expense increased 45.5% from $288,000 in 1997 to $419,000 in 1998. The increase was primarily due to the timing of borrowings from related parties.

Quarterly Results of Operations

   The following table sets forth quarterly statement of operations data for the ten quarters in the period ended June 30, 2000. This quarterly information has been derived from our unaudited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our consolidated financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                Quarters Ended
                        --------------------------------------------------------------------------------------------------
                        March 31, June 30,  Sept. 30, Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31,  March 31, June 30,
                          1998      1998      1998      1998      1999      1999      1999      1999      2000      2000
                        --------- --------  --------- --------  --------- --------  --------- --------  --------- --------
                                                                (in thousands)
Product sales..........  $   215  $ 1,235    $ 2,072  $ 4,087    $ 3,726  $ 5,511    $ 8,176  $11,806    $16,050  $ 24,766
Cost of revenues.......      212      858      1,457    3,507      3,240    4,695      7,059    9,602     13,371    20,681
                         -------  -------    -------  -------    -------  -------    -------  -------    -------  --------
Gross margin...........        3      377        615      580        486      816      1,117    2,204      2,679     4,085
Operating expenses:
 Research and
  development..........      577      719        788    1,017        944    1,019      1,069    1,109      1,537     2,014
 Sales and marketing...      661      873      1,151    1,728      1,757    1,758      2,260    2,824      2,997     5,129
 General and
  administrative.......      380      587        727    1,038        997    1,373      1,018    1,853      2,458     3,402
 Stock-based
  compensation.........      --       --         --       --          23      275        140    1,368      4,034     4,134
                         -------  -------    -------  -------    -------  -------    -------  -------    -------  --------
   Total operating
    expenses...........    1,618    2,179      2,666    3,783      3,721    4,425      4,487    7,154     11,026    14,679
                         -------  -------    -------  -------    -------  -------    -------  -------    -------  --------
Loss from operations...   (1,615)  (1,802)    (2,051)  (3,203)    (3,235)  (3,609)    (3,370)  (4,950)    (8,347)  (10,594)
Interest income
 (expense) and other ..     (129)     (93)      (134)     (63)       (20)     (93)       (54)      51         41      (199)
                         -------  -------    -------  -------    -------  -------    -------  -------    -------  --------
Net loss...............  $(1,744) $(1,895)   $(2,185) $(3,266)   $(3,255) $(3,702)   $(3,424) $(4,899)   $(8,306) $(10,793)
                         =======  =======    =======  =======    =======  =======    =======  =======    =======  ========

   The following table sets forth our statement of operations data as a percentage of total revenues for the periods indicated.

                                                                 Quarters Ended
                         ----------------------------------------------------------------------------------------------------
                         March 31,  June 30,  Sept. 30,  Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31,  March 31, June 30,
                           1998       1998      1998       1998      1999      1999      1999      1999      2000      2000
                         ---------  --------  ---------  --------  --------- --------  --------- --------  --------- --------
Product sales...........   100.0 %    100.0 %   100.0 %   100.0 %    100.0 %  100.0 %    100.0 %  100.0 %    100.0 %  100.0 %
Cost of revenues........    98.6       69.4      70.3      85.8       87.0     85.2       86.3     81.3       83.3     83.5
                          ------     ------    ------     -----      -----    -----      -----    -----      -----    -----
Gross margin............     1.4       30.6      29.7      14.2       13.0     14.8       13.7     18.7       16.7     16.5
Operating expenses:
 Research and
  development...........   268.4       58.2      38.0      24.9       25.3     18.5       13.1      9.4        9.6      8.1
 Sales and marketing....   307.4       70.7      55.6      42.3       47.2     31.9       27.6     23.9       18.7     20.7
 General and
  administrative........   176.7       47.6      35.1      25.4       26.8     24.9       12.5     15.7       15.3     13.7
 Stock-based
  compensation..........     --         --        --        --         0.6      5.0        1.7     11.6       25.1     16.7
                          ------     ------    ------     -----      -----    -----      -----    -----      -----    -----
   Total operating
    expenses............   752.5      176.5     128.7      92.6       99.9     80.3       54.9     60.6       68.7     59.2
                          ------     ------    ------     -----      -----    -----      -----    -----      -----    -----
Loss from operations....  (751.1)    (145.9)    (99.0)    (78.4)     (86.9)   (65.5)     (41.2)   (41.9)     (52.0)   (42.7)
Interest expense and
 other..................   (60.0)      (7.5)     (6.5)     (1.5)      (0.5)    (1.7)      (0.7)     0.4        0.3     (0.8)
                          ------     ------    ------     -----      -----    -----      -----    -----      -----    -----
Net loss................  (811.1)%   (153.4)%  (105.5)%   (79.9)%    (87.4)%  (67.2)%    (41.9)%  (41.5)%    (51.7)%  (43.5)%
                          ======     ======    ======     =====      =====    =====      =====    =====      =====    =====

   Product sales have increased each of the past ten quarters, except for the first quarter of 1999. We expect our quarterly operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include, for example, changes in component costs, manufacturing yields, the prices at which we sell our products and the mix of the products we sell. Historically, our quarterly gross margins have varied significantly. For example, our gross margins for the fourth quarter in 1999 were significantly higher than in previous quarters. We believe our fourth quarter 1999 gross margin benefited from improved yields for some of our components, stable prices, more favorable margins on recently introduced USB products and a more favorable product mix. We do not anticipate benefiting from all of these events at the same time in the foreseeable future. For example, gross margins for the three months ended March 31, 2000 decreased from the immediately prior quarter to 16.7% and decreased slightly in the three months ended June 30, 2000 to 16.5%. We expect to continue to experience fluctuations and pressure on our gross margins due to a number of factors, including changes in our product and customer mix, flash memory costs and the prices of competitive products and higher costs in the introduction of new products.

   We plan to significantly increase our research and development, sales and marketing and general and administrative expenses in 2000 and beyond. Our expenses are partially based on our expectations regarding future revenues, and are largely fixed in nature, particularly in the short term. As a result, if our revenues in a period do not meet our expectations, our financial results will likely suffer. We believe that comparisons of our historical quarterly operating results are neither meaningful nor predictive of future performance.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through private sales of our common stock and preferred stock, which through June 30, 2000 totaled approximately $57.8 million. Net cash used in operating activities was approximately $4.6 million in 1997, $10.3 million in 1998, $26.3 million in 1999 and $9.2 in the six months ended June 30, 2000. Net cash used in operating activities resulted primarily from our net losses, increases in inventory and, in 1998, 1999 and the six months ended June 30, 2000, increases in accounts receivable, offset in part by increases in accounts payable and accrued liabilities.

   Net cash used in investing activities was $738,000 in 1997, $631,000 in 1998 and $5.6 million in 1999. Net cash used in investing activities in 1997 and 1998 primarily represented purchases of property, investing activities resulted from purchases of short-term investments and property, equipment and software. In the six months ended June 30, 2000, net cash provided from investing activities was $2.4 million, resulting primarily from proceeds from the sale of short-term investments, offset by the purchase of property and equipment.

   Net cash provided by financing activities was $5.6 million in 1997, $20.4 million in 1998, $28.5 million in 1999 and $14.1 million in the six months ended June 30, 2000. Net cash provided by financing activities in 1997 was from the proceeds of notes payable and other loans, offset by cash used to repurchase stock. Net cash provided by financing activities in 1998 and 1999 consisted primarily of proceeds from preferred stock offerings and from new investor loans later converted into preferred stock. Net cash provided by financing activities in the first six months of 2000 consisted primarily of proceeds from loans from some of our preferred stockholders and Sony and from the exercise of stock options.

   As of June 30, 2000, we had $13.8 million of cash, of which $2.2 million was restricted. As of that date, our principal commitments consisted of obligations outstanding under noncancelable operating leases for $3.0 million, including contractual commitments of $300,000 for the remainder of 2000. We anticipate a substantial increase in our lease commitments and our cash needs, consistent with the anticipated growth in operations and infrastructure.

   In May, June and July 2000, we issued promissory notes in the aggregate amount of $13.3 million to six of our stockholders, with interest on the notes accruing at a rate of 6.0% per year. In June 2000, we entered into credit facilities with The Chase Manhattan Bank and Access Technology Partners, an affiliate of Chase. These facilities include a $20.0 million revolving credit line from Chase, with interest payable on any borrowings at a rate of LIBOR plus 3.0% per year, and a $10.0 million term loan from Access, with interest payable on any borrowings at a rate of 12.0% per year. The credit line from Access is subordinate in right of payment to the credit line from Chase. We are permitted to draw down amounts from the Chase revolving credit facility based upon our eligible receivables and inventory. Our ability to draw down amounts from the Access term loan depends upon our meeting milestones related to our litigation with SanDisk. We are currently able to draw down $4.0 million from the Access term loan. As of July 21, 2000, there was $6.1 million outstanding under the Chase credit facility and $4.0 million outstanding under the Access term loan. Our failure to satisfy specified post-closing conditions, including delivery of subordination agreements by our existing noteholders, would constitute an event of default under the Chase and Access credit facilities.

   We currently anticipate that the net proceeds of this offering, together with our credit facility, term loan and our current balances of cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated needs for working capital and capital expenditures through the end of 2001. We may need to raise additional funds prior to the expiration of this period if, for example, we pursue acquisitions or experience operating losses that exceed our current expectations. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

Quantitative and Qualitative Disclosure of Market Risks

   We sell our products primarily to customers in the U.S. and to a lesser extent Japan, Canada and Europe. Most of our sales are currently denominated in U.S. dollars; however we anticipate an increasing amount of sales to be denominated in British pounds, the Japanese yen and possibly the euro. As a result, it is possible that our future financial results could be directly affected by changes in foreign currency exchange rates, and the prices of our products would become more expensive in a particular foreign market if the value of the U.S. dollar rises in comparison to the local currency, which may make it more difficult to sell our products in that market. We will continue to face foreign currency exchange risk in the future. Approximately 27.6% of our total revenues for the year ended December 31, 1999 and 37.0% for the six months ended June 30, 2000 were derived from countries other than the United States. Therefore, our financial results could be directly affected by weak economic conditions in foreign markets. These risks may change if we acquire businesses outside the U.S. or if we sell in non-U.S. dollar denominated currencies.

   Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments. The risk associated with fluctuating interest expense is limited to the exposure related to those debt instruments and credit facilities that are tied to market rates. We do not plan to use derivative financial instruments in our investment portfolio. We plan to ensure the safety and preservation of our invested principal funds by limiting default risk and market risk. We plan to mitigate default risk by investing in investment-grade securities. We have historically invested in investment-grade, short-term securities that we have held until maturity to limit our market risk.

Year 2000 Readiness Disclosure

   We have not experienced any Year 2000-related disruption in the operation of our systems. Although most Year 2000 problems should have become evident on January 1, 2000, additional Year 2000-related problems may become evident only after that date. For example, some software programs may have difficulty resolving the so-called "century leap year" algorithm which will also occur during the Year 2000.

Recently Issued Accounting Pronouncements

   In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 98-1, or SOP 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 does not have a material impact on our financial statements.

   In April 1998, AcSEC issued Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 does not have a material impact on our results of operations.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a components of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. In June 2000, the SEC issued SAB 101B which defers the implementation date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Management believes that the adoption of SAB 101 does not have a material impact on our financial statements.

   In March 2000, the Financial Accounting Standard Board issued FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation." FIN 44 is an interpretation on APB Opinion No. 25 and clarifies guidance for certain issues that arose in the application of APB Opinion No. 25. Management believes that the adoption of FIN 44 does not have a material impact on our financial statements.

                                    BUSINESS

   We are a leading designer, developer and marketer of high-performance digital film and connectivity products for the digital photography market. Our broad line of high-performance digital film combines flash memory from leading suppliers with our patented controller technology to address the needs of professional, commercial and consumer photographers. Our connectivity products make it easy to transfer digital images from digital film to a personal computer. PrintRoom.com provides consumers with high-quality prints of digital images and photo sharing services. Collectively, our products and services provide an end-to-end solution for the digital photographer.

   Our high-performance digital film can record images faster than most other digital film. This performance advantage is particularly noticeable when used in advanced digital cameras that take advantage of our write speed, or the rate at which our film can capture a digital image. Many professional photographers choose to use our digital film over other brands. We offer digital film for substantially all digital cameras, including those manufactured by Agfa, Canon, Casio, Epson, Fuji, Hewlett-Packard, Kodak, Konica, Minolta, Nikon, Olympus, Polaroid, Ricoh, Sony and Yashica. We currently offer digital film in the four primary media formats currently used by digital cameras: CompactFlash, SmartMedia, PC Card and Memory Stick.

   Our technology can be applied to a variety of consumer electronic applications, including digital cameras, Internet music players, laptop computers, personal digital assistants, telecommunication and network devices and digital video recorders. As an example of how we intend to leverage our digital film technology into some of these markets, we have an agreement with Sony under which we combine our proprietary controller technology with their Memory Stick media format and include the Memory Stick as one of our digital film products. The Memory Stick is used in a wide variety of consumer electronic products, including camcorders, personal computers, portable music players, cameras and voice recorders. Under our agreement, we and Sony have cross-licensed technology to each other. We have the right to manufacture and sell the current version of the Memory Stick, and are obligated to pay a royalty to Sony for each Memory Stick that we sell. We have agreed to collaborate on technology development with Sony, including the development of a high-speed Memory Stick through the use of our proprietary controller technology. Sony is obligated to pay us royalties on Memory Sticks that it sells that incorporate our technology. Our agreement with Sony will continue indefinitely, unless earlier terminated for the material breach of the agreement by either party or a party's bankruptcy-related event.

Industry Background

   Traditional Photography Market. According to a joint report by Photofinishing News and Lyra Research, the worldwide photography market, consisting of cameras and ancillary products, film and photofinishing services, exceeded $85 billion in 1998. Participants in this global market include leading providers of traditional photography products and services, such as Canon, Fuji, Kodak, Minolta, Nikon and Olympus. According to this report, over 60 million traditional film cameras were sold worldwide in 1998. In addition, this report estimates that there were approximately 3.4 billion rolls of traditional film sold during this period, resulting in approximately 88 billion total exposures. We believe that over time, a significant portion of the traditional photography market will migrate to digital photography.

   Digital Photography. Digital photography offers several advantages over traditional photography: the photographer can immediately preview digital images, select the best digital image from multiple shots and easily edit the image. Photographers can also transfer the digital images to a personal computer where they can be easily edited and shared. Initially, the demand for digital images was driven primarily by professional and commercial users in such fields as photojournalism, advertising, publishing, insurance and real estate. These users obtained digital images either by using digital scanners to capture traditional film photographs or by using relatively expensive digital cameras with high-resolution capabilities.

   Although early digital cameras were typically too expensive or offered poor resolution capabilities, recent technological improvements have resulted in both reduced prices and improved image quality. The growing presence of personal computers in the home and the increasing use of the Internet by consumers to transmit images to friends and family are stimulating the demand for and use of digital cameras. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will increase from approximately 200 million in 1999 to approximately 500 million by 2003. This penetration could further increase if historical bandwidth constraints are successfully addressed by improved delivery systems such as digital cable, satellite and digital subscriber lines.

   Digital Camera Market. IDC projects that the photo-quality digital camera market will be the fastest growing digital camera segment from 1998 to 2003, with an estimated compound annual growth rate of approximately 62% during this period. It expects this segment to drive the growth of the entire digital camera market. IDC defines photo-quality digital cameras as those cameras that approximate both the cost and image quality of a traditional 35mm camera. The sale of photo-quality digital cameras accounted for approximately 64% of total digital camera sales in 1998 and is projected to account for nearly all digital camera sales by the end of 2002. IDC projects that the number of photo-quality digital camera units shipped will increase from approximately 2.0 million in 1998 to 21.8 million in 2003.

   The Digital Film Market. Digital cameras typically store images on removable and reusable flash memory cards called digital film. An integral part of most digital film are the controllers that write the image onto the digital film. Controllers either reside on the flash memory card or permanently in the digital camera. The CompactFlash, Memory Stick and PC Card formats contain a controller, while the SmartMedia format does not. When the controller resides in the digital camera, as is the case with SmartMedia, the ability of that camera to utilize the latest advances in flash memory technology is limited. The inclusion of the controller on the flash memory card allows the latest advances in controller technology to be combined with the latest advances in flash memory technology. We believe this inclusion allows digital film manufacturers to more quickly design and market digital film products with higher capacity and faster write speeds. CompactFlash and PC Cards accounted for approximately 77% of flash memory-based digital film market revenue in 1997.

   We believe the increasing acceptance of digital cameras will continue to drive the growth of the digital film market. Semico Research, Inc., a technology market research firm, estimates that the digital film market will increase from approximately $80 million in 1998 to over $1.2 billion in 2003, representing an estimated compound annual growth rate of approximately 72%. The acceptance of digital cameras depends in large part upon achieving lower prices and higher resolution. It also depends on the availability of digital film products and services that meet the following consumer needs:

  . Speed. The speed with which a user can take successive photographs is a critical element of digital photography. The factors that limit this speed include image file size, the processing speed of the camera and the sustained write speed of the digital film. As digital cameras with faster processing speeds enter the market, we believe sustained write capabilities will distinguish competing brands of digital film.

  . Connectivity. According to IDC, the speed at which digital images can be transferred to a personal computer or another device is one of the most important characteristics for consumers when considering the overall usability of a digital camera. Today, there are relatively few options for quickly and easily transferring digital images to a personal computer. The most common method, and also the slowest, is to transfer images via the serial port on the camera, which can often take over 30 minutes to transmit 32 megabytes of digital images. Several digital camera manufacturers have recently introduced cameras with connectivity solutions utilizing the universal serial bus, or USB port, of the personal computer. These solutions, however, are inherently complex and require a direct physical connection between the digital camera and the personal computer to transfer images. This connection draws from and drains the power supply of the camera.

  . Capacity. The emergence of digital cameras with increasingly higher resolution capabilities is driving the need for higher capacity digital film. The images produced by these high-resolution digital cameras have greater memory requirements, which limit the storage capacity of existing digital film products to a few pictures. Most digital cameras are currently shipped with an eight megabyte storage card, which means that typically fewer than 10 to 15 pictures can be stored from existing photo-quality cameras shooting at the highest resolution.

  . Compatibility. Not all digital film of a particular format is compatible with each digital camera requiring that format. Accordingly, the consumer who purchases a new digital camera or who owns multiple cameras requires digital film that is compatible in terms of format and functionality with each model.

   Digital Photofinishing Market. Consumers currently obtain prints from digital images primarily by home printing or through Internet sites offering photofinishing services. The majority of consumers currently choose to use traditional inkjet printers at home to print their digital images. These printers produce prints that vary in image quality or resolution and can fade. The industry has recently experienced a substantial increase in the number of companies offering Internet photofinishing services. These services allow consumers to submit their digital images online and receive photographic prints in the mail. These services are convenient, cost-effective and produce high-quality prints that are comparable to traditional photofinishing services. Many of these Internet photofinishing services also provide image archiving and sharing services. Additionally, digital imaging kiosks, such as those from Kodak, Fuji, Pixel Magic and Telepix, allow consumers to scan traditional images or download digital images for processing and output.

Our Solution

   We provide an extensive array of digital film and connectivity products and services that improve the overall digital photography experience. We combine flash memory from leading suppliers with our patented controller technology to offer a broad line of high-performance digital film that addresses the needs of professional, commercial and consumer photographers. Our connectivity products make it easy for consumers to transfer digital images from their camera to a personal computer. We also offer high-quality photofinishing services over the Internet. Our products and services offer the following benefits:

   Superior Speed. Our digital film records images faster than most other flash memory cards, particularly when used in advanced digital cameras that have the ability to take advantage of our increased write speed. We currently offer digital film with write speeds ranging from 600 kilobytes per second to
1.5 megabytes per second for our CompactFlash product. Currently, our competitors generally offer speeds of 600 kilobytes per second or below. This means that consumers using our digital film are able to take more pictures in less time, increasing the likelihood of capturing the desired image. Higher resolution cameras produce larger image files that must be stored in a short amount of time in order to rapidly take successive pictures. We believe the faster write speeds of our digital film will become increasingly important as digital cameras incorporate higher resolution capabilities.

   Quick Connectivity. We offer a line of digital film reader/writers that facilitate the transfer of digital images to a personal computer and other devices without a direct connection to the digital camera. Our connectivity products include parallel port and USB port universal reader/writers that are compatible with all types of digital film formats, as well as with the Macintosh and PC platforms. Our USB-enabled CompactFlash product, which received The 1999 Best of What's New award from Popular Science and The Editor's Choice Award from PC Photo, was the first digital film product to integrate the USB-protocol directly onto the controller of the digital film. Our USB-enabled digital film combined with our JumpShot cable provide the convenience of plug-and-play operation and image transfer rates up to 25 times faster than connectivity products using the serial port of a digital camera.

   High Capacity. Our ability to reprogram our controller allows us to purchase flash memory from the manufacturer that offers the highest capacity flash memory. We currently offer digital film with capacities of up to 320 megabytes in the PC Card format, 160 megabytes in the CompactFlash format, 32 megabytes in the SmartMedia format and up to 64 megabytes in the Memory Stick format. Our high-capacity digital film addresses the needs of those consumers who wish to replicate or surpass the number of pictures that can be captured with traditional film products, particularly as digital cameras incorporating higher resolution capabilities are introduced into market. For example, our 160 megabyte CompactFlash digital film is capable of storing the equivalent of 229 images using the Epson 850z digital camera in its highest resolution mode.

   Guaranteed Compatibility. We offer digital film for substantially all digital cameras, including those manufactured by Agfa, Canon, Casio, Epson, Fuji, Hewlett-Packard, Kodak, Konica, Minolta, Nikon, Olympus, Polaroid, Ricoh, Sony and Yashica. We currently offer digital film in the four primary media formats currently used by digital cameras: CompactFlash, SmartMedia, PC Card and Memory Stick. The patented programmability of our controller technology allows us to meet a wide range of digital camera compatibility specifications without physically altering our digital film. We maintain a laboratory where we test prototypes of digital camera models from manufacturers prior to their introduction to market to ensure their compatibility with our digital film. This testing enables us to market our entire line of digital film as "Digital Film Compliant," which is our guarantee that our digital film will work seamlessly with any digital camera that uses the particular format.

   Internet Photofinishing Services. Through our acquisition of PrintRoom.com, we offer a broad array of photofinishing and ancillary services over the Internet. Our service enables digital camera users to submit their digital images for printing directly over the Internet and to receive high-quality photographic prints in the mail at prices competitive with traditional photofinishing services. We also offer online photo-sharing services through which our customers are able to share their digital images with family and friends over the Internet.

Our Strategy

   Our objective is to establish our products and services as the industry standard solution for capturing, storing, viewing, editing and distributing digital images. We intend to capitalize on the anticipated growth and development of the digital photography market by offering a broad range of digital film and connectivity products and services and by leveraging our proprietary technology into other consumer product applications. The key elements of our business strategy include the following:

   Leverage Our Technology to Enhance the Digital Photography Experience. Our primary focus is to develop, market and sell digital film and connectivity products and services. We intend to continue our research and development efforts to further increase the performance of our digital film and connectivity products and to work with digital camera manufacturers to improve the design of their next generation cameras to take advantage of our high-speed digital film. In addition, to enhance the overall digital photography experience of our customers, we intend to combine our digital film and connectivity products with our recently introduced Internet photo-sharing and photofinishing services to create a seamless solution for our customers who wish to capture, edit, distribute and print their digital images.

   Build Our Brand. Many professional photographers choose to use our digital film over other brands. We will continue to focus our marketing efforts on leveraging this position and using our products' superior performance to extend our brand recognition in the commercial and consumer markets. We actively promote our brand in the commercial and consumer markets through merchandising, packaging and print advertising. A number of digital camera manufacturers such as Epson, Kodak, Minolta, Nikon, Olympus and Yashica have bundled our branded digital film with their digital cameras. In addition, we actively work with leading retailers such as B&H Photo, Best Buy, Camera World, CompUSA, Target, Wal-Mart and Wolf Camera to promote our branded digital film by deploying joint advertising campaigns, sponsoring in-store promotions and rebate programs, designing product displays and demonstrations and training sales associates. To promote PrintRoom.com, we intend to establish relationships with digital camera manufacturers and retailers, as well as with online photography communities. We intend to cross-promote our digital film and connectivity products and our Internet photofinishing services to capitalize on our growing brand awareness.

   Extend Our Patented Controller Technology to Address New Market Opportunities. Our controller technology and products can be licensed for use in a number of significant emerging markets, outside of digital film, that require high-speed digital memory. For example, Internet music players, laptop computers, personal digital assistants, digital video recorders, telecommunication and network devices and other consumer electronic products utilize flash memory devices. We believe that many original equipment manufacturers that address these markets will be attracted to the programmability, compatibility, high-performance and ease of connectivity of our controller. Our agreement with Sony demonstrates how we plan to leverage our digital film technology into emerging markets. We intend to selectively pursue similar relationships and licensing arrangements.

   Capitalize on Supply Flexibility for Our Key Components. Our patented programmable controller technology is compatible with multiple sources of flash memory. This flexibility enables us to outsource and draw on the highest capacity or otherwise available flash memory at competitive prices. We believe that outsourcing, rather than internally designing, developing and manufacturing components, allows us to focus on our core competencies of product design and development. Furthermore, we are able to take advantage of the substantial expenditures made, and economies of scale achieved, by our suppliers as well as their direct and more timely access to advancing technology. We are committed to maintaining strong relationships with leading suppliers to provide technologically superior products.

   Expand Our International Presence. We intend to rapidly expand our international presence. We currently sell our products in Europe and Asia primarily through distributors. As part of our European expansion, we recently acquired Impact Peripherals Limited, our primary European distributor based in the United Kingdom. In addition, we recently established a small sales group in Japan and have significantly expanded our sales through our distribution arrangement with Olympus. We have also recently launched our brand in Japan. PrintRoom.com currently has a limited customer base of domestic and international customers. We intend to rapidly expand our services in selected international markets. When such markets achieve a certain size, we may establish local photofinishing operations to serve our customers more quickly and more cost-efficiently.

Our Products and Services

   Digital Film. We offer digital film in a variety of speeds and capacities in the CompactFlash, PC Card and SmartMedia formats. Through our recently announced agreement with Sony, we now offer the Memory Stick media format. Our entire line of digital film products is subjected to rigorous design and testing procedures that we believe are more comprehensive than the standards for compatibility set by the industry in general. These procedures guarantee that our digital film will work seamlessly with any digital camera that uses the particular format.

   We label each of our digital film products for write speed performance in which 1x is equal to a write speed of 150 kilobytes per second, nomenclature similar to that used in the CD-ROM industry. For example, our 4x digital film products are capable of sustained write speeds of at least 600 kilobytes per second. Currently, we offer digital film products with write speeds ranging from 4x to 10x.

   The table below provides information on our principal digital film products:

                             Digital Film Products


                Sustained Write        Storage Capacity            Target    U.S. Suggested
     Format          Speed                (Megabytes)              Market     Retail Price
-------------------------------------------------------------------------------------------
  CompactFlash        4x           8, 16, 32, 48, 64 and 80       Consumer    $69 to $299
             ------------------------------------------------------------------------------
                      8x        16, 32, 48, 64, 80, 128 and 160  Enthusiast   $179 to $749
             ------------------------------------------------------------------------------
                      10x                 128 and 160           Professional  $649 to $799
-------------------------------------------------------------------------------------------
  SmartMedia       Not Rated             8, 16 and 32             Consumer    $29 to $129
-------------------------------------------------------------------------------------------
  PC Card             8x                  160 and 320           Professional $629 to $1,199
-------------------------------------------------------------------------------------------
  Memory Stick     Not Rated             16, 32 and 64            Consumer    $49 to $139


   We are currently redesigning the controller used in our digital film for the CompactFlash and PC Card formats. These redesigned products are being tested in our labs and have met our requirements for functionality, reliability and compatibility. However, because we have not completed our redesign efforts, we cannot be certain that the redesigned products will have the write speed or storage capacity of our current products.

   Connectivity Products. We offer a broad line of digital film reader/writers that facilitate the transfer of digital images to a personal computer and other devices without a direct connection to the digital camera. Our USB-enabled CompactFlash digital film received the 1999 Best of What's New Award from Popular Science and the Editor's Choice Award from PC Photo. With our USB-enabled digital film, the consumer simply removes the digital film from the camera and slips it into our JumpShot cable, which is then plugged into the universal serial bus port of the computer. When used with our JumpShot cable, our USB-enabled CompactFlash card functions as a removable drive, thus enabling the consumer to easily transfer digital images from our digital film to a personal computer.

   The table below provides information on our connectivity products:

                             Connectivity Products


                                                                                U.S.
                                                                             Suggested
      Type of Product                        Description                    Retail Price
----------------------------------------------------------------------------------------
  Digital Film Readers                  CompactFlash Adapter                   $11.99
                       -----------------------------------------------------------------
                               Universal (CompactFlash, SmartMedia and         $49.00
                            PC Card) Reader/Writer for the Parallel Port
                       -----------------------------------------------------------------
                             CompactFlash Reader/Writer for the USB Port       $99.00
----------------------------------------------------------------------------------------
  JumpShot Connectivity         Cable used to connect our USB-enabled
   Kit*                        CompactFlash digital film to a personal
                                       computer via a USB Port                 $19.95

 * Currently bundled with our USB-enabled CompactFlash digital film.

   Photofinishing Services. Our Internet photofinishing services offer high-quality digital prints as well as online photo-sharing capabilities. Through PrintRoom.com, we enable our users to easily submit digital images over the Internet and to receive high-quality photographic prints in one or more destinations. Our photofinishing lab offers image enhancement and a full range of print sizes ranging from wallet size to 8X10 inches. We also offer the ability to create and share online albums and guest books with family and friends.

Sales and Marketing

   We sell our digital film and connectivity products to end-users primarily through original equipment manufacturer and consumer retail channels. The original equipment manufacturer channel consists of digital camera manufacturers and other private label resellers. The consumer channel includes national and regional retailers and select corporate accounts. We use a direct sales force, as well as distributors, value-added resellers and independent sales representatives for the consumer market. Our direct sales force includes 11 individuals based in Fremont, California and three in Japan. We currently distribute products directly in Japan and Europe and other parts of the world through international distributors. We also market our products through our website. In 1999, distributors, independent sales representatives, direct sales force and resellers accounted for 51%, 29%, 14% and 6%, respectively, of our consumer revenues. In connection with the majority of our distributor sales, we pay commissions to independent contractors based upon the sales to their clients from our distributors.

   To support our sales efforts, we conduct marketing programs designed to educate our target markets about the differences in digital film offerings. Our retail marketing programs include merchandising programs, in-store promotions, trade events and print advertising. We also support our marketing strategy by establishing and maintaining close relationships with original equipment manufacturers. For example, several major digital camera manufacturers, including Epson, Minolta, Nikon and Yashica, recently began bundling our Lexar branded USB-enabled CompactFlash digital film with their digital cameras.

Customers

   The following chart illustrates the consumer retailers, original equipment manufacturers and private label resellers and distributors that sell our products and accounted for more than $300,000 in total revenues in 1999.

                              Original Equipment
     Consumer                 Manufacturers and
     Retailers                Private Label Resellers             Distributors
     ---------                -----------------------             ------------
     Best Buy                        ADTEC                        Argraph
     B&H Photo                       Epson                        Associated Press
     Camera World                    Hagiwara                     Impact Peripherals
     CompUSA                         Kodak                        Ingram Micro
     Fry's Electronics               Nikon                        Tech Data
     Wal-Mart                        Viking
                                     Widget

   In addition, we have recently begun shipments to Olympus, Target and Wolf Camera. Four customers, Kodak, Tech Data, Olympus and Wal-Mart, accounted for 17.6%, 13.9%, 12.1% and 9.7%, respectively, of product sales for the six months ended June 30, 2000. Four customers, Ingram Micro, Kodak, Impact Peripherals and Tech Data, accounted for 12.8%, 11.4%, 10.0% and 8.8% of our product sales in 1999, respectively. In April 2000, we acquired Impact Peripherals, which now operates as Lexar Media Europe. Four customers, Kodak, ADTEC, Ingram Micro and Viking, accounted for 24.6%, 18.1%, 13.2% and 10.6% of our product sales in 1998, respectively. We believe that a substantial majority of the products we sold to Ingram Micro and Tech Data were resold by those parties to CompUSA.

   We protect some of our customers against the effects of price decreases on their inventories. Accordingly, if we reduce our prices, we pay certain distributors and consumer retailers for the difference between the price paid for the product still in their inventory and the new price. Additionally, we permit some of our customers to return products still in their inventory for credit or in exchange for new products.

Competition

   Our primary competitors are companies that sell digital film into the consumer and original equipment manufacturer digital film markets. These companies are primarily manufacturers with both controller and flash memory capabilities, such as SanDisk and Hitachi. We believe that SanDisk is our primary competitor. SanDisk currently holds the largest market share position in the flash media market, selling primarily CompactFlash and PC Cards. We believe that SanDisk's strategy is to sell flash memory products into a broad range of storage applications, one of which is digital cameras. We expect to compete with SanDisk both for retail accounts and in the original equipment manufacturer market. SanDisk's products generally have lower prices than our products. We believe the principal competitive factors in this market are performance and price. We believe we compete favorably with SanDisk by offering premium products with superior performance rather than low cost solutions. SanDisk is larger than we are and, because it manufactures its own controllers and flash memory, it does not depend as we do on third parties to supply it with flash memory or assemble its final products. We are currently in litigation with SanDisk regarding some of our products. You should refer to "Business--Legal Proceedings" for a discussion of our current litigation with SanDisk.

   We also compete with manufacturers, package or card assemblers and resellers that combine controllers and flash memory chips developed by others, such as Hitachi, into flash storage cards, including Kingston Technology, Simple Technology, Smart Modular Technologies and Viking. Some of these competitors, however, from time to time are customers of ours because they either buy digital film on a private label basis or controllers. Additionally, Hitachi, as well as flash controller developers such as Feiya Technology, Tokyo Electronic and M-Systems, compete with our controller sales.

   Several companies have introduced competing technologies for use in digital cameras. These include Iomega Corporation's Clik!, and IBM Corporation's MicroDrive. In addition, a consortium consisting of SanDisk, Matsushita and Toshiba have announced the Secure Digital Card, a new digital film format. Some competing technologies are mechanically and electronically incompatible with the CompactFlash, PC Card and SmartMedia formats, which means our products do not work in digital cameras incorporating those technologies.

   In addition to competition in our traditional markets, with our recent acquisition of PrintRoom.com, we compete with a growing number of companies in the areas of photofinishing and on-line photo-image management. Our primary competitors in these areas are on-line digital photofinishing companies such as EZ Prints, Kodak, Ofoto, PhotoAccess, PhotoWorks.com, Shutterfly, Snapfish and Wolf Camera. These companies provide traditional prints from scanned traditional photographs, or digital camera images and photo-image management services allowing consumers to archive, edit and share downloaded images and create on-line photo albums. Additionally, digital imaging kiosks, such as those from Kodak, Fuji, Pixel Magic and Telepix, allow consumers to scan traditional images or download digital images for processing and output. Traditional film processors with strong brand recognition such as Kodak, through its PhotoNet network, will pose a significant challenge if they begin to focus their efforts in direct digital-to-paper photofinishing processing. Moreover, Internet photo-image archiving and sharing services, such as Club Photo, PhotoIsland, PhotoLoft and Zing, present additional competition through their current and potential alliances with digital photofinishing companies.

Technology

   Our technology is a result of over ten years of research and development. Our engineering group initially developed controller devices to work with magnetic and optical storage devices. This experience expanded our knowledge and expertise in solid-state storage systems, and more specifically in flash memory. Solid-state storage systems have no moving parts. As of June 30, 2000, we have filed for 42 United States patents, of which 27 have been granted or allowed while 15 are pending in the United States Patent and Trademark Office. We have also filed 28 corresponding foreign applications. Most of our patents revolve around our core expertise in developing and designing a programmable controller.

   Our patented system and circuit technology and proprietary Space Manager enable high write speed operations to the flash memory without long, corresponding erase cycles. We achieve this by using our proprietary indirect mapping methodology, or method for storing, accessing and erasing information within a flash memory device. Our high-speed technology provides a major advantage when used in applications requiring large amounts of data to be transferred quickly, such as digital imaging and digital sound recordings. Our controller integrates various digital and advanced analog modules by using proprietary tools. We believe our controller technology enables us to provide a high-performance solution to our customers, while remaining cost-effective.

   Our patented controller architecture also allows the controller's operating software, which we refer to as firmware, to reside in the flash storage device. The firmware is downloaded into the controller's internal random access memory for execution and can easily be upgraded using simple utilities. This feature allows us to reprogram the firmware for any digital camera or other digital device. As a result, we provide digital film solutions with high-performance and low power consumption without physically altering the digital storage device.

   Our USB-enabled CompactFlash digital film combined with our JumpShot cable enables users to transfer their digital images or data to or from the computer with ease at higher performance and lower cost than standard digital film reader/writers. Our JumpShot cable does not require the user to connect the camera to a computer, which avoids the drain on digital camera batteries caused by using the serial port or USB port of the digital camera to transfer digital images. Our digital film also uses less power per shot than most other flash memory cards, which means consumers do not have to change their camera batteries as often.

   We also sell our controllers as a stand-alone product to other flash storage manufacturers and may license this technology to other original equipment manufacturers. These controllers and the underlying technology are applicable to numerous applications such as digital cameras, Internet music players, laptop computers, telecommunication and network devices, personal digital assistants, digital video recorders and other portable consumer electronics products.

Research and Development

   We believe that in order to compete successfully, we must continually design, develop and introduce new product innovations that take advantage of market opportunities and address emerging standards. As of July 24, 2000, we had a staff of 46 research and development personnel, 17 of which were involved in system architecture development, seven of which were involved in proprietary circuit and cell design and process development, 18 of which were involved in digital video testing and four of which were involved in digital image processing and printing at PrintRoom.com. In addition, we have, on occasion, engaged outside consultants to assist in the development of technologies to our specifications. We intend to continue this selective use of outside consultants in the future. During 1997, 1998, 1999 and the six months ended June 30, 2000, we spent approximately $3.9 million, $3.1 million, $4.1 million and $3.6 million, respectively, on research and development activities.

   In addition, we endeavor to develop and maintain close relationships with key suppliers of components and technologies in order to enable us to quickly introduce new products that incorporate the latest technologies. We have worked closely with our flash memory suppliers to develop customized flash memory. We also consistently receive prototypes of digital camera models from manufacturers prior to their market introduction to ensure compatibility with our digital film. We have also worked with some digital camera manufacturers to optimize the performance of their digital camera when used with our digital film. We believe our relationships with digital camera manufacturers provide valuable insights into their current and future digital film requirements.

Manufacturing and Operations

   We contract with independent foundries and assembly and testing organizations to manufacture all of our products. This allows us to focus on our design efforts, minimize fixed costs and capital expenditures and gain access to advanced manufacturing capabilities. We maintain a comprehensive quality testing program to help ensure that our products meet our quality standards. We also require and certify that all subcontractors are ISO 9002 certified.

   There are three major types of flash memory: NAND, AND and NOR. We use industry standard NAND flash memory. Although we currently purchase almost all of our NAND flash memory from Toshiba and Samsung, we have the ability to use NAND flash memory produced by Advanced Micro Devices, Inc. and Fujitsu. Our controllers can also be configured to work with AND flash memory produced by Hitachi. Our controller technology can also be applied to other types of flash memory including NOR and other proprietary types of flash memory.

   UMC, based in Taiwan, currently manufactures our controller chips. Other foundries that can produce our controller chip include Taiwan Semiconductor Manufacturing and Chartered Semiconductor Manufacturing. Our flash memory cards are assembled at Flash Electronics, in Fremont, California, and Samsung Electro-Mechanical Corporation, in Seoul, Korea.

Legal Proceedings

   We are a party to SanDisk Corporation v. Lexar Media, Inc., an action filed in March 1998 in the United States District Court for the Northern District of California, Case No. C98-01115 CRB. The suit involves allegations by SanDisk that our CompactFlash cards and PC Cards infringe its U.S. Patent
No. 5,602,987. In its complaint, SanDisk alleges that it will seek preliminary and permanent injunctions against infringement, damages for infringement, increased damages for willful infringement up to treble damages, attorneys' fees and costs. SanDisk has alleged that the operation of all of our controllers infringe their patent. Approximately 80% of our revenues in 1999 and in the first six months of 2000 were from sales of our controllers and products incorporating our controllers, and we expect this to be the case for the next several years.

   At our request, the district court conducted an expedited claim construction proceeding. SanDisk identified Claims 1, 10, 17, 23 and 35 of U.S. Patent No. 5,602,987 as being at issue. On March 4, 1999, the District Court issued a memorandum and order regarding the construction of these claims of U.S. Patent No. 5,602,987. In that memorandum and order, the District Court adopted some of the claim construction positions advanced by SanDisk and some of the claim construction positions advanced by us, and did not rule on some of the issues raised by the parties. On September 20, 1999, SanDisk updated its disclosures to assert solely Claims 1 and 10 of U.S. Patent No. 5,602,987, with a reservation of rights with respect to the other claims originally asserted.

   On July 29, 1999, SanDisk filed a motion for partial summary judgment that the identified products contribute to the infringement of Claim 10 of U.S. Patent No. 5,602,987. We filed an opposition to this motion on December 30, 1999. We also filed our own motions that there is no infringement of this claim and that it is invalid. These motions were heard by the District Court on March 17, 2000.

   On March 30, 2000, the court found that certain of our products infringe one of the claims of SanDisk's patent. The court has set a trial date for October 23, 2000 to determine whether we infringe any of the other claims of the patent and whether the patent is valid. SanDisk could seek an injunction at any time before the trial. We intend to continue to vigorously defend the SanDisk litigation. We believe that U.S. Patent No. 5,602,987 is invalid and our products do not infringe any of the valid claims of that patent. We intend to vigorously contest SanDisk's claims and the validity of SanDisk's patent at trial, but to succeed, we will have to overcome by clear and convincing evidence the legal presumption that a patent is valid. This is a difficult burden of proof and, as a result, patents are found to be valid in a significant majority of cases.

   In its complaint, SanDisk requests both a preliminary and a permanent injunction. SanDisk could request a hearing on its request for a preliminary injunction against us at any time prior to trial. In the event a preliminary or permanent injunction were granted, we would be unable to sell products found to infringe SanDisk's patent. Such an injunction would result in our not being able to ship a substantial portion of our products and might require us to recall the infringing products from our customers, which would cause a substantial reduction in our revenues, significant losses and loss of customer goodwill for an extended period of time. As a result, we would face a substantial depletion of our financial resources that could severely limit our future business prospects or render us insolvent. Further, if at trial the SanDisk patent is held to be valid, we could be required to pay significant monetary damages to SanDisk, which, in the event of a finding of willful infringement, would be subject to trebling and could also require us to pay SanDisk's attorney's fees. We have also agreed to indemnify customers from liability with respect to claimed infringement of the SanDisk patent, including their costs and fees of defending themselves in such suits. The existence of the SanDisk litigation has had and in the future could have an adverse effect on our ability to attract and retain customers.

   In the event of an injunction, we could seek a license from SanDisk to enable us to continue selling our products, but SanDisk might not agree to license its patents to us on reasonable terms, or at all. If available, such a license may cause us to pay royalties on all our products, even those in the future that may not infringe SanDisk's patent, and we might be required to grant a license to SanDisk to utilize our technology for little or no royalty. Accordingly, the terms of any license might adversely affect our margins and our ability to compete with SanDisk and others. We are in the process of redesigning our products in an effort to avoid infringement of SanDisk's patent. However, we cannot assure you that these efforts would be successful. Even if successful, these efforts may not result in a competitive product and could require a substantial period of time to complete.

   In connection with the SanDisk litigation, we have incurred and expect to continue to incur substantial legal and other expenses. In addition, the SanDisk litigation has diverted and is expected to continue to divert the efforts and attention of our management and technical personnel. Patent litigation is highly complex and can extend for a protracted period of time, which can substantially increase the cost of litigation. Accordingly, the expenses and diversion of resources associated with the SanDisk litigation could seriously harm our business and financial condition and could affect our ability to raise capital in the future. Further, if the SanDisk patent litigation were to be resolved by a settlement, we might need to make substantial upfront payments to SanDisk, either in cash or equity, as well as on-going royalties or grant a license to SanDisk to utilize portions of our technology, which could have a material adverse effect on our business and financial condition.

   In response to the District Court's finding that some of our products infringe one of SanDisk's patents, we have commenced the redesign of those products. In the opinion of our patent counsel, Haverstock & Owens LLP, our redesigned products do not infringe the SanDisk patent that is the subject of the current litigation. These products are being tested in our labs and have met our requirements for functionality, reliability and compatibility. We are currently completing the development of these redesigned products and will then prepare them for mass production. We believe that we will be able to ship redesigned products prior to the conclusion of the trial that is currently scheduled to commence on October 23, 2000.

   As we have not yet finished the development of, or commercially produced, these products, we may find that our redesigned products will not be feasible to manufacture, commercially competitive, as reliable as our current products or accepted by our customers. Our redesigned products may be more costly than our current products, and we may not be able to achieve our present functionality and future planned functionality with our redesigned products. SanDisk is seeking discovery with regard to our redesigned products. Despite the opinion of Haverstock & Owens LLP, our redesigned products may be found to infringe SanDisk's existing or future patents or the existing or future patents of another party. If we are not able to produce our redesigned products by the time the SanDisk trial is completed and we were enjoined from shipping our current products, or if the redesigned products should be determined to infringe SanDisk's patent then it could render us insolvent or severely impair our future business prospects. Customers may delay orders or return merchandise to wait until our redesigned products are available. We have diverted engineering resources from our currently planned research and development projects to redesign our products that could result in a delay in the introduction of planned products.

Facilities

   Our corporate headquarters and principal operating facility are located in Fremont, California. Our headquarters is comprised of approximately 34,400 square feet and is the location for all our engineering, operations, administrative and worldwide sales and marketing functions. We occupy this facility under a lease that expires on December 31, 2003 and have option to renew this lease for an additional five-year period. Our current facility is not adequate to meet our anticipated growth and we are currently seeking to relocate our principal executive offices to a larger space. We also currently lease a facility in Tokyo, Japan for our sales and marketing organization there. The lease for our Tokyo facility expires on September 30, 2001.

Employees

   At July 24, 2000, we had 168 employees, of which 34 were employed in marketing and sales, 46 in engineering and research and development, 45 in operations and 43 in corporate administration. These numbers include 18 part-time employees and consultants. Of the full-time employees, six are based in our Japanese marketing subsidiary, based in Tokyo, and 12 are based in our European distribution facility, based in the United Kingdom. Our continued success will depend, in part, on our ability to attract and retain skilled and motivated personnel who are in great demand throughout the industry. None of our employees is represented by labor unions. We believe that we have good relations with our employees.

                                   MANAGEMENT

Executive Officers, Directors and Other Key Employees

   The following table presents information concerning our executive officers, directors and other key employees as of June 30, 2000.

 Name                              Age                Position
 ----                              ---                --------
 Executive Officers and Directors:
 Petro Estakhri...................  42 Chairman, Chief Technology Officer and
                                       Executive Vice President, Engineering
 John H. Reimer...................  42 President, Chief Executive Officer and
                                       Director
 Eric B. Stang....................  40 Chief Operating Officer and Director
 Ronald H. Bissinger..............  49 Vice President, Finance and Chief
                                       Financial Officer
 Eric S. Whitaker.................  33 General Counsel and Secretary
 William T. Dodds.................  52 Director
 Brian D. Jacobs..................  39 Director
 John A. Rollwagen................  59 Director
 William J. Stewart...............  39 Director


 Key Employees:
 Mahmud (Mike) Assar..............  56 Senior Vice President, Technology
 Robert N. Leibowitz..............  42 Vice President, Product Marketing
 Paul D. McGuire..................  36 Vice President, Original Equipment
                                       Manufacturers and International Sales
 Jack H. Peterson.................  36 Vice President, Consumer Products
 Joseph A. Young..................  43 Vice President, Operations
 Carlton X. Osborne...............  31 Vice President and General Manager of
                                       PrintRoom.com
 Linda Frueh......................  39 Vice President, Corporate Development

   Petro Estakhri has served as our Chief Technology Officer since April 1999 and as our Chairman and Executive Vice President, Engineering since August 1997. Mr. Estakhri also served as our Vice President, Systems from September 1996 to August 1997. From January 1993 to August 1996, Mr. Estakhri served as the Senior Director of Mass Storage Controller Engineering at Cirrus Logic. Mr. Estakhri is a co-author of many patents related to magnetic media, flash storage controller and systems architecture. Mr. Estakhri holds a B.S. and an M.S. in electrical and computer engineering from the University of California at Davis.

   John H. Reimer has served as our President and Chief Executive Officer since joining us in August 1997 and as a director since May 1997. From May 1994 to August 1997, Mr. Reimer served as the Senior Director of WorldWide Operations for the Mobile Computing Products Division of Motorola. Prior to this time, Mr. Reimer served as the Vice President of Marketing at SanDisk. Mr. Reimer was a founder and four-time Chairman of Personal Computer Memory Card International Association, the organization that sets the worldwide standard for PC Cards. Mr. Reimer has also held management positions at Texas Instruments and Fujitsu Microelectronics. Mr. Reimer holds a B.S. in electrical engineering from the University of Illinois at Champaign.

   Eric B. Stang has served as our Chief Operating Officer since joining us in November 1999 and as a director since January 2000. From June 1998 to November 1999, Mr. Stang was Vice President and General Manager of the Radiation Therapy Products Division of ADAC Laboratories, a medical equipment and software company. From January 1995 to May 1998, he was Director of Operations at Raychem Corporation, a material science company. Prior to joining Raychem, Mr. Stang co-founded Monitor Company Europe Limited, an international strategic consulting firm. Mr. Stang holds a B.A. in economics from Stanford University and an M.B.A. from the Harvard Business School.

   Ronald H. Bissinger has served as our Vice President, Finance and Chief Financial Officer since December 1999. From October 1999 to December 1999, Mr. Bissinger was independently employed as a financial consultant. From March 1998 until October 1999, Mr. Bissinger was Vice President of Finance and Business Development and Chief Financial Officer of Ultradata Corp., an enterprise software company. From July 1997 to March 1998, he was independently employed as a financial consultant. From March 1996 to July 1997, he was Chief Financial Officer of The Alta Group, a wireless design software company, from May 1995 to March 1996, he was Chief Financial Officer of Biosym/MSI, a simulation software company. Mr. Bissinger holds a B.S. in chemical engineering from Clarkson University, an M.S. in chemical engineering from the University of California at Berkeley and an M.B.A. from the University of Denver.

   Eric S. Whitaker has served as our General Counsel and Secretary since April 2000. Mr. Whitaker previously served as our Director of Legal Affairs from December 1999 until April 2000. From October 1995 to December 1999, Mr. Whitaker was in private law practice with Latham & Watkins. Mr. Whitaker holds a B.A. in politics from Princeton University and a J.D. from Stanford Law School.

   William T. Dodds has served as a member of our board of directors since February 1998. Since February 1980, Mr. Dodds has been Vice President and Secretary of The Woodbridge Company Limited, a Toronto, Canada based holding company. The Woodbridge Company Limited owns a majority interest in The Thomson Corporation, an information publishing company. Mr. Dodds is also Vice President and Secretary of Thomvest Holdings Inc., a venture capital firm. Mr. Dodds serves on the board of directors of Certicom Corporation, a provider of encryption technology for computing and communication applications, and OCI Communications Inc., a telecommunications company. Mr. Dodds holds a B.A. in economics from the University of Waterloo and has a Canadian Chartered Accountant's Designation.

   Brian D. Jacobs has served as a member of our board of directors since February 1998. Mr. Jacobs has been a general partner and Executive Vice President of St. Paul Venture Capital, Inc., a venture capital firm, since 1992. Mr. Jacobs serves on the board of directors of several private companies. Mr. Jacobs hold a B.S. and an M.S. in mechanical engineering from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

   John A. Rollwagen has served as a member of our board of directors since February 1998. From May 1993 to December 1999, Mr. Rollwagen was a venture partner with St. Paul Venture Capital, Inc. From 1981 to January 1993, Mr. Rollwagen served as the Chairman and Chief Executive Officer of Cray Research, Inc., a worldwide supplier of supercomputers. Mr. Rollwagen was a founding member of the Computer Systems Policy Project, an organization of chief executive officers of 12 leading computer systems companies in the United States that was created to identify and advocate industry positions on trade and technology policy. Mr. Rollwagen also serves on the board of directors of Computer Network Technology Corporation, a supplier of computer networking hardware and software, and Diva Systems, a video-on-demand service provider. Mr. Rollwagen holds a B.S. in electrical engineering from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

   William J. Stewart has served as a member of our board of directors since February 1998. Mr. Stewart has been the President of Asia Pacific Ventures, a consulting and technology transfer firm that he founded, since October 1989. Mr. Stewart is also a general partner of APV Technology Partners, a venture capital firm. Mr. Stewart also serves on the board of directors of Certicom Corporation, a provider of encryption technology for computing and communication applications. Mr. Stewart holds a B.A. in economics from St. Anselm College and an M.B.A. from Suffolk University.

   Mahmud (Mike) Assar has served as our Senior Vice President, Technology since our inception in September 1996. From November 1994 to September 1996, Mr. Assar served as the Vice President of Engineering at Cirrus Logic. Mr. Assar is a co-author of several patents related to Mass Storage Flash controller architecture and circuits. Mr. Assar holds a B.S. in electrical engineering from the University of Illinois at Champaign.

   Robert N. Leibowitz has served as our Vice President, Product Marketing since December 1998. From December 1997 to December 1998, Mr. Leibowitz was Business Director of WorldWide TDMA Digital Cellphones for the Cellular Subscriber Group of Motorola. From January 1995 to December 1997, Mr. Leibowitz was Director of Marketing for the Information Systems Group at Motorola. Mr. Leibowitz holds a B.S. in physics from New York State University at Oneonta and an M.S. in electrical engineering from California State University at Northridge.

   Paul D. McGuire has served as our Vice President, Original Equipment Manufacturers and International Sales since November 1997. From June 1991 to October 1997, Mr. McGuire served as a member of the sales management team at SanDisk. Mr. McGuire holds a B.S. in electrical engineering from Dublin University, Trinity College in Dublin, Ireland.

   Jack H. Peterson has served as our Vice President, Consumer Products since February 1998. From February 1995 to February 1998, Mr. Peterson was the Director of Strategic Alliances for Macmillan Publishing USA, a software and book publisher. Mr. Peterson holds a B.S. in electrical and computer engineering from the University of Texas at Austin, Texas.

   Joseph A. Young has served as our Vice President, Operations since December 1999. From June 1998 to December 1999, Mr. Young was Director of Operations for the OEM Electronics Division of Raychem Corporation. From 1983 to June 1998, Mr. Young held various management positions with Raychem, including World Wide Director of Operations and Operations Manager of Raychem's Polyswitch Division. Mr. Young holds a B.S. in industrial engineering from Rensselaer Polytechnic Institute, an M.S. in operations research from the University of New Haven and an M.B.A. from the Wharton School of the University of Pennsylvania.

   Carlton X. Osborne has served as our Vice President and General Manager of PrintRoom.com since April 2000. Mr. Osborne previously served as our General Counsel, Director of Business Development and Strategic Alliances and Secretary from August 1999 to April 2000. From January 1999 to August 1999, Mr. Osborne was our Acting General Counsel. From December 1996 to August 1998, Mr. Osborne was in private law practice with Fenwick & West LLP. From September 1995 to December 1996, Mr. Osborne was in private law practice with Latham & Watkins. Prior to joining Latham & Watkins, Mr. Osborne attended law school at Stanford University from September 1992 to May 1995. Mr. Osborne holds a B.A. in philosophy from the University of Pennsylvania and a J.D. from Stanford Law School.

   Linda Frueh has served as our Vice President, Corporate Development since joining us in April 2000. From June 1999 to April 2000, Ms. Frueh was the Senior Partner at 54th Street Partners, a business incubator and consulting firm. From May 1996 to December 1997, Ms. Frueh served as Vice President, Corporate Development and Strategy at Network General Corporation. From June 1990 to May 1996, Ms. Frueh held several senior finance and strategy positions at Raychem Corporation, a materials science, electronics and process engineering company. Ms. Frueh received a B.S. in physics from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Composition of Board of Directors

   Our bylaws currently provide for a board of directors consisting of eight members. Our current directors were elected pursuant to a voting agreement between us and some of our principal stockholders. The holders of the Series C preferred stock were entitled to elect two directors. Messrs. Stewart and Jacobs serve on our board pursuant to this right. The holders of the Series E preferred stock were entitled to elect one director. The holders of our common stock, voting as a separate class were entitled to elect one director. Mr. Estakhri serves on our board pursuant to this right. Finally, the holders of our preferred stock and common stock, voting together as a single class, were entitled to elect four directors. Messrs. Reimer, Stang, Rollwagen and Dodds serve on our board pursuant to this right. Upon the closing of the offering, these board representation rights will terminate and no stockholders will have any special rights with respect to board representation.

   Our certificate of incorporation and bylaws that will take effect upon completion of this offering provide that our board will consist of seven directors divided into three classes, Class I, Class II and Class III, that serve staggered three-year terms. The Class I directors, initially Messrs. Stewart and Rollwagen, will stand for reelection at the 2001 annual meeting of stockholders. The Class II directors, initially Messrs. Jacobs, Dodds and Stang, will stand for reelection at the 2002 annual meeting of stockholders. The Class III directors, initially Messrs. Reimer and Estakhri, will stand for reelection at the 2003 annual meeting of stockholders. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. This classification of our board could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, control of Lexar Media.

Committees of Board of Directors

   Our board of directors has a compensation committee and an audit committee.

   Compensation Committee. The current members of our compensation committee are Messrs. Jacobs and Stewart. The compensation committee reviews and makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers the issuance of stock options and other awards under our 1996 Stock Option/ Stock Issuance Plan and will administer our 2000 Equity Incentive Plan and our 2000 Employee Stock Purchase Plan.

   Audit Committee. The current members of our audit committee are Messrs. Dodds and Rollwagen. The audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

Compensation Committee Interlocks and Insider Participation

   None of the members of the compensation committee has at any time since our formation been an officer or employee of ours. None of our executive officers currently serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. Prior to the creation of our compensation committee, all compensation decisions were made by our full board. None of Messrs. Estakhri, Reimer or Stang participated in discussions by our board with respect to his own compensation. You should refer to "Related Party Transactions" for a description of transactions between us and entities affiliated with the members of the compensation committee.

Director Compensation

   Our directors do not receive cash compensation for their services as directors, but are reimbursed for their reasonable and necessary expenses in attending board and committee meetings. All board members are eligible to receive stock options pursuant to the discretionary option grant program in effect under our 1996 Stock Option/Stock Issuance Plan. In March 1998, we granted Mr. Rollwagen an option to purchase a total of 150,000 shares of our common stock at an exercise price of $0.08 per share, which he exercised in full on May 23, 1999. The option was immediately exercisable and subject to vesting over a four-year period. We have the right to repurchase the unvested shares of this option if Mr. Rollwagen ceases to provide services to us as one of our directors. In the event of a change of control of 50% or more of our outstanding stock, any unvested shares will vest immediately.

   Each member of the board who is not our employee, or an employee of a parent, subsidiary or affiliate of ours, will be eligible to participate in our 2000 Equity Incentive Plan. Under this plan, the option grants to directors are automatic and nondiscretionary. Each non-employee director who became a member of our board of directors before the date of this offering will receive an option to purchase 25,000 shares of our common stock. Each non-employee director who becomes a member of our board of directors on or after the date of this offering will be granted an option to purchase 50,000 shares of our common stock. Immediately after each annual meeting of our stockholders, each non-employee director will automatically be granted an additional option to purchase 25,000 shares if the director has served continuously as a member of our board since the date of the director's initial grant and for a period of at least one year before the annual meeting. The board may also make discretionary supplemental grants to a non-employee director who has served for less than one year from the date of the director's initial grant, provided that no director may receive options to purchase more than 75,000 shares of our common stock in any calendar year.

   Each option will have an exercise price equal to the fair market value of our common stock on the date of grant. The options will have ten year terms and will terminate three months following the date the director ceases to be a director or 12 months if the termination is due to death or disability. Each of these options will vest and become exercisable as to 25% of the shares on the one year anniversary of the date of grant and as to 2.083% of the shares per month after this anniversary so long as the director continues to be a member of the board. In the event of our liquidation or dissolution or a change of control of 50% or more of our outstanding stock, the options granted to each non-employee director under this plan will become fully vested and exercisable.

Executive Compensation

   The following table presents the compensation earned, awarded or paid for services rendered to us in all capacities during 1999 by our Chief Executive Officer and by each person who was an executive officer in 1999.

                           Summary Compensation Table

                                                   Long-Term
                                                  Compensation
                                                  ------------
                                      Annual
                                   Compensation      Awards
                                 ---------------- ------------
                                                   Shares of
                                                  Common Stock
                                                   Underlying     All Other
Name and Principal Position       Salary   Bonus    Options    Compensation(1)
---------------------------      -------- ------- ------------ ---------------
John H. Reimer.................. $252,000 $45,000        --        $ 5,496
 President and Chief Executive
 Officer
Petro Estakhri.................. $180,105 $45,000        --        $ 4,513
 Chief Technology Officer and
 Executive Vice President,
 Engineering
Robert J. Netter, Jr. (2)....... $141,750 $15,000        --        $96,033
 Former Vice President, Finance
 and Chief Financial Officer
Eric B. Stang (3)............... $200,000 $    --   800,000        $ 2,151
 Chief Operating Officer
Ronald H. Bissinger (4)......... $165,000 $    --   400,000        $ 1,546
 Vice President, Finance and
 Chief Financial Officer

---------------------
(1) These amounts consist of (a) supplemental payments made by us to the named individuals to subsidize medical expenses not reimbursed by insurance, (b) the fair market value of a digital camera given by us to each of the named individuals and (c) in the case of Mr. Netter, a performance bonus payment and loan forgiveness in the aggregate amount of $93,663 as a result of his successful efforts to obtain and close a private placement financing for us.
(2) Mr. Netter resigned as our Vice President, Finance and Chief Financial Officer in November 1999.
(3) Mr. Stang joined us on November 8, 1999. As of December 31, 1999, we paid Mr. Stang an actual salary of $30,769.
(4) Mr. Bissinger joined us on December 20, 1999. As of December 31, 1999, we paid Mr. Bissinger an actual salary of $3,273.

Option Grants in Last Fiscal Year

   The following table sets forth grants of stock options made during 1999 to the executive officers listed in the Summary Compensation Table.

   Potential realizable values are calculated by:

  . Multiplying the number of shares of common stock subject to a given option by the deemed fair market value of our common stock at December 31, 1999;

  . Assuming that the aggregate option exercise price derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

  .  Subtracting from that result the aggregate option exercise price.

   The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not reflect our estimate or projections of future stock price growth.

   The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 3,290,906 shares of common stock granted to employees during 1999. All options were granted at fair market value on the date of grant as determined by our board of directors. Our board of directors determined the fair market value at a given date by considering our operating performance, significant milestones in the development of our business and, where applicable, the price paid by third parties in preferred stock financings.

                                                                      Potential Realizable
                                                                        Value at Assumed
                                                                      Annual Rates of Stock
                                                                       Price Appreciation
                                      Individual Grants                  for Option Term
                         -------------------------------------------- ---------------------
                         Shares of  % of Total
                           Common    Options
                           Stock    Granted to
                         Underlying Employees  Exercise or
                          Options   in Fiscal  Base Price  Expiration
Name                      Granted      Year     Per Share     Date        5%        10%
----                     ---------- ---------- ----------- ---------- ---------- ----------
John H. Reimer..........     --         --         --          --         --         --
Petro Estakhri..........     --         --         --          --         --         --
Robert J. Netter, Jr. ..     --         --         --          --         --         --
Eric B. Stang...........  800,000     24.31%      $0.50     11/28/09  $2,206,232 $3,749,988
Ronald H. Bissinger.....  400,000     12.16%      $2.00     12/20/09  $  503,116 $1,274,994

   The options granted in 1999 and 2000 to Messrs. Stang and Bissinger are under our 1996 Stock Option/Stock Issuance Plan, are immediately exercisable and are either incentive stock options or nonqualified stock options.
Messrs. Stang and Bissinger exercised these options on November 30, 1999 and December 27, 1999, respectively. We have a right to repurchase these shares upon termination of their employment with us. This right lapses as to 25% of the shares subject to the option one year from the date of grant and as to 2.083% of the shares each succeeding month. In January 2000, Messrs. Stang and Bissinger were granted additional options to purchase 100,000 and 50,000 shares of our common stock, respectively, at an exercise price of $3.00 per share. For information regarding restricted stock purchases by Messrs. Reimer and Estakhri, please refer to "--Employment Contracts and Change of Control Arrangements."

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

   The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during 1999 by each of the executive officers named in the Summary Compensation Table. As of December 31, 1999, none of these individuals held any unexercised stock options. Value at fiscal year-end is the difference between the exercise price and the deemed fair market value of the underlying common stock at December 31, 1999.

                                                       Common Stock
                                                       Acquired on      Value
Name                                                  Exercise(#)(1) Realized($)
----                                                  -------------- -----------
John H. Reimer.......................................       --           --
Petro Estakhri.......................................    602,324     $1,108,276
Robert J. Netter, Jr. ...............................       --           --
Eric B. Stang........................................    800,000     $1,200,000
Ronald H. Bissinger..................................    400,000         --

---------------------
(1) The options granted to the named individuals vest over a four-year period. As of December 31, 1999, we had a right to repurchase 112,936 of Mr. Estakhri's shares of common stock acquired upon exercise of options and all of Mr. Stang's and Mr. Bissinger's shares of common stock acquired upon exercise of options.

Employment Contracts and Change of Control Arrangements

   All of our employees are at-will employees, which means that either we or our employees may terminate the employment relationship at any time for any reason.

   We entered into an employment offer letter on September 4, 1997 with John H. Reimer, our President and Chief Executive Officer. This letter established Mr. Reimer's initial annual base salary at $240,000 and his eligibility for a bonus of up to $120,000 per year based upon his achievement of certain performance goals. The offer letter also provided for Mr. Reimer's election to the board of directors and for reimbursement of his relocation expenses. On June 5, 1998, Mr. Reimer purchased 2,400,000 shares of our common stock at a purchase price of $0.08 per share. The shares purchased by Mr. Reimer are subject to our right to repurchase the shares upon termination of his employment. Our repurchase right lapsed with respect to 600,000 shares on June 5, 1998 and 600,000 shares on July 15, 1998. The repurchase right expires ratably as to the remaining shares over a 24-month period. Our repurchase right also expires as to all of the shares if Mr. Reimer is terminated after a change of control of Lexar Media. On June 5, 1998, we loaned Mr. Reimer $192,000, all of which remains outstanding. This loan is secured by a stock pledge and security agreement in connection with this purchase of our common stock. This loan accrues interest at a rate of 6.23% and is due on or before the earlier of July 15, 2002 or the termination of Mr. Reimer's employment. On January 17, 2000, Mr. Reimer purchased an additional 400,000 shares of common stock at a purchase price of $2.00 per share which is subject to the same repurchase rights described above. In connection with this purchase of our common stock, on January 17, 2000, we loaned Mr. Reimer $800,000 secured by a stock pledge and security agreement. This loan accrues interest at a rate of 6.21% and is due on or before the earlier of (1) January 17, 2004, (2) the termination of Mr. Reimer's employment or (3) a change of control of Lexar Media. If we terminate Mr. Reimer's employment without cause, we must continue to pay his base salary for twelve months or until he finds other employment, whichever occurs first, and Mr. Reimer will be granted an additional 18 months of vesting with respect to his outstanding stock.

   We executed an employment agreement on September 19, 1996 with Petro Estakhri, our Chief Technology Officer and Executive Vice President, Engineering. This agreement established Mr. Estakhri's initial annual base salary at $125,000. On November 19, 1996, we granted Mr. Estakhri an option to purchase 602,324 shares of our common stock at an exercise price of $0.16 per share. Of these shares, 150,581 vested on November 19, 1997 and the remainder vests ratably over a 36-month period. In the event that Mr. Estakhri is terminated following a change of control of Lexar, 100% of the shares issued upon exercise of the options will vest immediately. On December 2, 1999, we loaned Mr. Estakhri $96,372, all of which remains outstanding. This loan is secured by a stock pledge and security agreement in connection with the exercise of these options. The loan accrues interest at a rate of 6.20% and is due on or before the earlier of (1) December 2, 2003,
(2) the termination of Mr. Estakhri's employment or (3) a change of control of Lexar Media.

   On June 5, 1998, Mr. Estakhri purchased 1,076,284 shares of our common stock at a purchase price of $0.08 per share. The shares purchased by Mr. Estakhri are subject to our right to repurchase the shares upon termination of his employment. Our repurchase right lapsed with respect to 269,071 shares on July 15, 1998 and expires ratably as to the remaining shares over a 36-month period. Our repurchase right also expires as to all of the shares if Mr. Estakhri is terminated after a change of control of Lexar. On June 5, 1998, we loaned Mr. Estakhri $86,103, all of which remains outstanding. This loan is secured by a stock pledge and security agreement in connection with this purchase of our common stock. This loan accrues interest at a rate of 6.23% and is due on or before the earlier of July 15, 2002 or the termination of Mr. Estakhri's employment. On January 17, 2000, Mr. Estakhri purchased an additional 400,000 shares of common stock at a purchase price of $2.00 per share which is subject to the same repurchase rights described above. In connection with this purchase of our common stock, on January 17, 2000, we loaned Mr. Estakhri $800,000 secured by a stock pledge and security agreement. This loan accrues interest at a rate of 6.21% and is due on or before the earlier of (1) January 17, 2004,
(2) the termination of Mr. Estakhri's employment or (3) a change of control of Lexar Media. If we terminate Mr. Estakhri's employment without cause, we must continue to pay his base salary for 12 months or until he finds other employment, whichever comes first, and Mr. Estakhri will be granted an additional 18 months of vesting with respect to his outstanding stock and options.

   We entered into an employment offer letter on December 15, 1999 with Ronald Bissinger, our Chief Financial Officer and Executive Vice President, Finance. This letter established Mr. Bissinger's initial annual base salary at $165,000 and his eligibility for a bonus based upon his achievement of certain performance goals. Under this offer letter, on December 20, 1999, Mr. Bissinger was granted an option to purchase 400,000 shares of our common stock at an exercise price of $2.00 per share. Of these shares, 100,000 will vest on December 20, 2000 and the remainder will vest ratably over a 36-month period. In addition, we entered into an employment agreement with Mr. Bissinger pursuant to which we have agreed to repurchase all of his unvested shares in the event of his termination, and, if Mr. Bissinger is terminated following a change of control of Lexar Media, 100% of the shares issued upon exercise of the option will vest immediately. On December 27, 1999 we loaned Mr. Bissinger $800,000, all of which remains outstanding. This loan is secured by a stock pledge and security agreement in connection with the exercise of these options. This loan accrues interest at a rate of 6.20% and is due on or before the earlier of (1) December 27, 2003, (2) 45 days after the termination of Mr. Bissinger's employment or (3) a change of control of Lexar Media. On January 21, 2000, Mr. Bissinger was granted an additional option to purchase 50,000 shares of our common stock at an exercise price of $3.00 per share. Of these shares, 12,500 will vest on January 21, 2001 and the remainder will vest ratably over a 36-month period. In the event that Mr. Bissinger is terminated following a change of control of Lexar Media, 100% of the shares issued upon exercise of the option will vest immediately. If we terminate Mr. Bissinger's employment without cause, we must continue to pay his base salary for six months or until he finds other employment, whichever occurs first and Mr. Bissinger will be granted an additional 12 months of vesting with respect to his outstanding stock and options.

   We entered into an employment offer letter on November 8, 1999 with Eric Stang, our Chief Operating Officer. This letter established Mr. Stang's initial annual base salary at $200,000 and his eligibility for a bonus based upon his achievement of certain performance goals. The offer letter also provided for Mr. Stang's election to the board of directors. Under this offer letter, on November 29, 1999, Mr. Stang was granted an option to purchase 800,000 shares of our common stock at an exercise price of $0.50 per share. Of these shares, 200,000 will vest on November 8, 2000 and the remainder will vest ratably over a 36-month period.

In addition, we entered into an employment agreement with Mr. Stang pursuant to which we have agreed to repurchase all of his unvested shares in the event of his termination, and, if Mr. Stang is terminated following a change of control of Lexar Media, 100% of the shares issued upon exercise of the option will vest immediately. On November 30, 1999, we loaned Mr. Stang $400,000, all of which remains outstanding. This loan is secured by a stock pledge and security agreement in connection with the exercise of this option. This loan accrues interest at a rate of 6.08% and is due on or before the earlier of (1) November 30, 2003, (2) 45 days after the termination of Mr. Stang's employment or (3) a change of control of Lexar Media. On January 21, 2000, Mr. Stang was granted an additional option to purchase 100,000 shares of common stock at an exercise price of $3.00 per share. Of these shares, 25,000 will vest on January 21, 2001 and the remainder will vest ratably over a 36-month period. In the event that Mr. Stang is terminated following a change of control of Lexar Media, 100% of the shares issued upon exercise of the option will vest immediately. If we terminate Mr. Stang's employment without cause, we must continue to pay his base salary for six months or until he finds other employment, whichever occurs first and Mr. Stang will be granted an additional 12 months of vesting with respect to his outstanding stock and options.

   We entered into an employment offer letter on December 17, 1999 with Eric S. Whitaker, for him to become our Assistant General Counsel and Director of Legal Affairs. Since April 2000, Mr. Whitaker has served as our General Counsel and Secretary. This offer letter established Mr. Whitaker's initial annual base salary at $125,000 and his eligibility for a bonus based upon his achievement of certain performance goals. Under this offer letter, on December 21, 1999, Mr. Whitaker was granted an option to purchase 85,000 shares of our common stock at an exercise price of $2.00 per share. Of these shares, 21,250 will vest on December 21, 2000 and the rest will vest ratably over a 36-month period. In the event that Mr. Whitaker is terminated following a change of control of Lexar Media, 100% of the shares issued upon exercise of the option will vest immediately. On December 27, 1999, we loaned Mr. Whitaker $170,000, all of which remains outstanding. This loan is secured by a stock pledge and security agreement in connection with the exercise of this option. This loan accrues interest at a rate of 6.20% and is due on or before the earlier of (1) December 27, 2003, (2) 30 days after the termination of Mr. Whitaker's employment or (3) a change of control of Lexar Media. On March 17, 2000, Mr. Whitaker was granted an additional option to purchase 15,000 shares of common stock at an exercise price of $8.00 per share. Of these shares, 3,750 will vest on March 17, 2001 and the remainder will vest ratably over a 36-month period. In the event that Mr. Whitaker is terminated following a change of control of Lexar Media, 100% of the shares issued upon exercise of the option will vest immediately. On April 7, 2000, Mr. Whitaker was granted an additional option to purchase 80,000 shares of common stock at an exercise price of $6.00 per share. Of these shares, 20,000 will vest on April 7, 2001 and the remainder will vest ratably over a 36-month period. In the event that Mr. Whitaker is terminated following a change of control of Lexar Media, 100% of the shares issued upon exercise of the option will vest immediately. If we terminate Mr. Whitaker's employment without cause, we must continue to pay his base salary for six months or until he finds other employment, whichever occurs first, and Mr. Whitaker will be granted an additional six months of vesting with respect to his outstanding stock and options.

   In connection with the termination of Robert J. Netter Jr.'s employment as our Vice President, Finance and Chief Financial Officer, we entered into a Separation Agreement with Mr. Netter dated October 7, 1999. Pursuant to our agreement, we paid Mr. Netter his full salary for consulting services that he provided to us through the end of February 2000, and we will continue to pay Mr. Netter his full salary as severance payments through the end of September 2000, subject to reduction for payments Mr. Netter may receive from another employer. In connection with his successful efforts to obtain and close a private placement financing for us, Mr. Netter also received a performance bonus of $70,875, six months of accelerated vesting of shares of our common stock owned by Mr. Netter, constituting 37,500 shares, and forgiveness of $22,788 he owed to us under a promissory note for the purchase of shares of our common stock. We also accelerated 12 months of the vesting of shares of our common stock owned by Mr. Netter, constituting 75,000 shares.

   Each sale of securities described in this section was granted at fair market value on the date of grant as determined by our board of directors.

Employee Benefit Plans

   1996 Stock Option/Stock Issuance Plan. We have historically granted options to purchase our common stock pursuant to our 1996 Stock Option/Stock Issuance Plan. Our board of directors adopted our 1996 Stock Option/Stock Issuance Plan on December 19, 1996. Subject to adjustments for stock splits and similar events, the total number of shares of our common stock that may be issued under the plan is 13,038,082. As of December 31, 1999, there were 2,964,046 shares available for issuance under this plan and options to purchase 1,471,992 shares of our common stock currently outstanding under this plan. The board of directors has resolved, however, that this plan will terminate immediately prior to the completion of this offering and no further options will be granted. The termination of this plan will not affect any outstanding options. Those options will remain outstanding until they are exercised, terminate or expire.

   2000 Equity Incentive Plan. On January 21, 2000, our board of directors adopted the 2000 Equity Incentive Plan subject to stockholder approval. The 2000 Equity Incentive Plan will become effective on the date of this prospectus and will serve as the successor to our 1996 Stock Option/Stock Issuance Plan. The 2000 Equity Incentive Plan authorizes the award of options, restricted stock awards and stock bonuses.

   The 2000 Equity Incentive Plan will be administered by the compensation committee of our board of directors, which currently consists of Mr. Jacobs and Mr. Stewart, each of whom is an outside director as defined under applicable federal tax laws. The compensation committee will have the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

   Our 2000 Equity Incentive Plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The incentive stock options may be granted only to our employees or employees of any of our subsidiaries. The nonqualified stock options, and all other awards other than incentive stock options, may be granted to employees, officers, directors, consultants, independent contractors and advisors of ours or any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of our common stock on the date of grant.

   The maximum term of the options granted under our 2000 Equity Incentive Plan is ten years. The awards granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. The compensation committee may allow exceptions to this restriction with respect to awards that are not incentive stock options. Options granted under our 2000 Equity Incentive Plan generally expire three months after the termination of the optionee's service to us or to a parent or subsidiary of ours, or 12 months if the termination is due to death or disability. In the event of a liquidation, dissolution or "change in control" in which the successor does not assume the options, the options granted under the plan will vest and become exercisable as to 25% of the unvested shares with the remaining shares vesting over the original vesting term.

   We have reserved 8,000,000 shares of our common stock for issuance under the 2000 Equity Incentive Plan. The number of shares reserved for issuance under this plan will be increased to include:

  .  any shares of our common stock reserved under our 1996 Stock
     Option/Stock Issuance Plan that are not issued or subject to outstanding grants on the date of this prospectus;

  . any shares of our common stock issued under our 1996 Stock Option/Stock Issuance Plan that are repurchased by us at the original purchase price; and

  . any shares of our common stock issuable upon exercise of options granted under our 1996 Stock Option/Stock Issuance Plan that expire or become unexercisable without having been exercised in full at any time after this offering.

   In addition, under the terms of the 2000 Equity Incentive Plan, the number of shares of our common stock reserved for issuance under the plan will increase automatically on January 1 of each year by an amount equal to 5% of our total outstanding shares of common stock as of the immediately preceding December 31. Our board of directors or our Compensation Committee may reduce the amount of the increase in any particular year.

   Shares available for grant and issuance under our 2000 Equity Incentive Plan include:

  . shares of our common stock issuable upon exercise of an option granted under the plan that is terminated or cancelled before the option is exercised;

  . shares of our common stock issued upon exercise of an option granted under this plan that are subsequently repurchased by us at the original purchase price;

  . shares of our common stock subject to awards granted under this plan that are subsequently forfeited or repurchased by us at the original issue price; and

  . shares of our common stock subject to stock bonuses granted under this plan that otherwise terminate without shares being issued.

   During any calendar year, no person will be eligible to receive more than 2,000,000 shares, or 3,000,000 shares in the case of a new employee, under the 2000 Equity Incentive Plan. The 2000 Equity Incentive Plan will terminate on January 20, 2010, unless it is terminated earlier by our board of directors.

   2000 Employee Stock Purchase Plan. On January 21, 2000, our board of directors adopted the 2000 Employee Stock Purchase Plan subject to stockholder approval. The 2000 Employee Stock Purchase Plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. The employee stock purchase plan is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis.

   Our compensation committee will administer the 2000 Employee Stock Purchase Plan. Our employees generally will be eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Our employees are not eligible to participate in our 2000 Employee Stock Purchase Plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the 2000 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock through payroll deductions, or through a single lump sum cash payment in the case of the first offering period. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. For the first offering period, employees shall be automatically granted an option based on 15% of their cash compensation during such purchase period. An employee's participation in this plan will end automatically upon termination of employment for any reason.

   No participant will be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, in any calendar year in which the employee participates in the 2000 Employee Stock Purchase Plan. Each offering period will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. The first purchase period may be more or less than six months long. The offering periods thereafter will begin on February 1 and August 1. The purchase price for shares of our common stock purchased under the 2000 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee will have the power to change the starting date of any subsequent offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or purchase period. Our
2000 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

   We have initially reserved 1,000,000 shares of our common stock for issuance under the 2000 Employee Stock Purchase Plan. The number of shares reserved for issuance under the plan will increase automatically on January 1 of each year by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. The 2000 Employee Stock Purchase Plan will terminate on January 20, 2010, unless it is terminated earlier by our board of directors.

   401(k) Plan. We sponsor a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old are generally eligible to participate and may enter the 401(k) on January 1, April 1, July 1, and October 1 of each year. Participants may make pre-tax contributions to the plan of up to 20% of their eligible compensation, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. The plan does not provide for any matching contributions by us. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Indemnification of Directors and Executive Officers and Limitation on Liability

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Delaware law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   As permitted by Delaware law, our bylaws will provide that:

  . we must indemnify our directors and officers to the fullest extent permitted by Delaware law, provided that each indemnified officer and director acted in good faith and in a manner that the officer or director reasonably believed to be in or not opposed to our best interests;

  .  we may indemnify our other employees and agents; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

   In addition to the indemnification provisions in our certificate of incorporation and bylaws, we intend to enter into indemnification agreements with each of our current directors and executive officers prior to the completion of this offering. These agreements will provide for the indemnification of our executive officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We have also obtained directors' and officers' insurance to cover our directors, executive officers and some of our employees for specific liabilities, including public securities matters. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

   The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, your investment may be negatively affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

   There is presently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

   Other than the transactions described in "Management" and the transactions described below, since we were incorporated in September 1996, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of his or her immediate family had or will have a direct or indirect material interest.

Financing Transactions

   In May 1997, we sold an aggregate of 6,000,000 shares of our Series A preferred stock at a purchase price of $1.00 per share, 3,000,000 shares of which we subsequently repurchased. In August 1997, we sold (1) convertible secured promissory notes that were convertible into shares of our Series B preferred stock, at a conversion price of $0.41667 per share, in the aggregate principal amount of $1,250,000 and (2) secured promissory notes in the aggregate principal amount of $4,750,000 which we intend to repay with a portion of the net proceeds from this offering. In February 1998, the note holders converted their secured convertible promissory notes into 3,000,048 shares of our Series B preferred stock simultaneously with the sale of an aggregate of 11,443,750 shares of our Series C preferred stock at a purchase price of $0.80 per share. In November 1998 and January 1999, we sold an aggregate of 6,943,618 shares of our Series D preferred stock at a purchase price of $1.685 per share. In September 1999, we sold an aggregate of 11,648,493 shares of our Series E preferred stock at a purchase price of $2.59 per share.

   The following table summarizes, as of June 30, 2000, private placement transactions of our preferred stock to, among others, the following executive officers, directors and holders of more than 5% of our outstanding stock. You should refer to "Principal Stockholders" for more detail on shares of our common stock held by these purchasers and their affiliations with our directors and officers.

                                              Preferred Stock(1)
                               ------------------------------------------------
Stockholder                    Series A  Series B Series C  Series D  Series E
-----------                    --------- -------- --------- --------- ---------
Directors and Executive
 Officers
 John A. Rollwagen............                      150,000              13,998


5% Stockholders
 Toshiba America Electronic
  Components, Inc............. 3,000,000
 APV Technology Partners II,
  L.P. .......................                    3,750,000 1,186,943 1,148,803
 Entities affiliated with St.
  Paul Venture Capital, Inc. .                    3,750,000 1,186,943 2,127,413
 Thomvest Holdings Inc........                    3,750,000 1,186,943 1,404,092
 1267104 Ontario, Limited.....                              3,264,094
 GE Capital Equity
  Investments, Inc. ..........                                        3,191,119

---------------------
(1) Shown on an as-if-converted to common stock basis.

   In January 1998, in connection with a bridge financing, we issued warrants to purchase shares of our common stock at an exercise price of $0.80 per share to some of our stockholders who hold more than 5% of our outstanding stock. These warrants have not been exercised. These holders, who are identified below, are affiliated with certain of our directors. You should refer to "Principal Stockholders" for more detail on their affiliations with our directors.

                                              Common Stock
   Warrant Holder                          Subject to Warrant  Expiration Date
   --------------                          ------------------ -----------------
   APV Technology Partners II, L.P........       62,500       December 31, 2002
   Entities affiliated with St. Paul
    Venture Capital, Inc. ................       62,500       December 31, 2002

   In August 1999, in connection with a bridge financing, we issued warrants to purchase shares of our Series E preferred stock at an exercise price of $2.59 per share to some of our stockholders who hold more than 5% of our outstanding stock. These warrants have not been exercised. These holders, who are identified below, are affiliated with certain of our directors. You should refer to "Principal Stockholders" for more detail on their affiliations with our directors.

                                                 Common Stock
   Warrant Holder                             Subject to Warrant Expiration Date
   --------------                             ------------------ ---------------
   John A. Rollwagen........................         1,399       August 6, 2003
   Entities affiliated with St. Paul Venture
    Capital, Inc............................        23,399       August 6, 2003
   Thomvest Holdings Inc....................        27,644       August 6, 2003
   APV Technology Partners II, L.P..........        27,995       August 9, 2003

   In May, June and July 2000, we borrowed approximately $13.3 million from six of our stockholders in the form of promissory notes, with interest on the notes accruing at a rate of 6% per year. In connection with this transaction, we issued to these stockholders warrants to purchase an aggregate of 644,395 shares of our common stock at an exercise price of $3.09 per share. These warrants have not been exercised. Three of these holders, which are identified below, are affiliated with certain of our directors and each of the four stockholders listed below is a holder of 5% or more of our common stock.

                                                 Common Stock
   Warrant Holder                             Subject to Warrant Expiration Date
   --------------                             ------------------ ---------------
   APV Technology Partners II, L.P.(1) ......       14,563        May 31, 2005
   St. Paul Venture Capital V, LLC(2)........      149,271        May 31, 2005
   Thomvest Holdings, Inc.(3) ...............       67,939        May 31, 2005
   GE Capital Equity Investments, Inc........       24,271        May 31, 2005

---------------------
(1) Affiliated with William J. Stewart

(2) Affiliated with Brian D. Jacobs

(3) Affiliated with William T. Dodds

   In addition, under the terms of the warrants, these four stockholders have the right to purchase additional shares of our common stock, in monthly installments, at an exercise price of $8.00 per share for up to 12 months from the issue date of the respective promissory notes so long as the principal on the promissory notes remain outstanding. Because we intend to repay the promissory notes in full by September 15, 2000, these stockholders will have the right to purchase an aggregate of up to 143,994 additional shares of our common stock subject to these warrants.

Loans to Executive Officers

   In addition to the loans described in "Management--Employment Contracts and Change of Control Arrangements," we loaned to Petro Estakhri, our Chairman of the Board, Chief Technology Officer and Executive Vice President, Engineering, a total of $40,000, all of which remains outstanding as of March 31, 2000. This loan is secured by a stock pledge agreement and bears interest at a rate of 5.7% per year. The principal is due on or before the earlier of (1) April 2002 or (2) a change of control of Lexar Media.

Transactions with Stockholders

   Toshiba America Electronic Components, Inc. In June and July 1997, we received a cash advance for working capital in the amount of $400,000 from Toshiba America Electronic Components, Inc., a holder of more than 5% of our common stock and, from May 1997 until September 1999, a shareholder with rights under our articles of incorporation to elect a representative to serve on our board of directors. The advance bears interest at a rate of 5.5% per year and is payable in July 2000. As of June 30, 2000, the total amount outstanding, including accrued interest, was approximately $404,000. We have repaid this advance with the funds from our term loan with Access Technology Partners. Toshiba is also the guarantor of a promissory note that we sold to MetLife Capital Corporation in the aggregate principal amount of $348,423 which is more fully described below. On April 15, 1998, we entered into a Consignment Agreement with Toshiba for the supply of flash memory. In 1998, we purchased approximately $5.3 million of materials from Toshiba pursuant to this agreement and, as of December 31, 1998, had payables to Toshiba of approximately
$1.8 million. The agreement had a one-year term renewable at our option, and we renewed the agreement with Toshiba in April 1999. In 1999, we purchased approximately $18.5 million of materials from Toshiba, and as of June 30, 2000, we had payables to Toshiba of approximately $1.7 million.

   Our agreement with Toshiba was negotiated at arm's length and contains terms no less favorable to us than we could have obtained from unaffiliated third parties.

   GE Capital Equity Investments, Inc. In March 1997, we issued and sold a promissory note in the aggregate principal amount of $348,423 to MetLife Capital Corporation, which was purchased by General Electric Capital Business Asset Funding Corporation, an affiliate of GE Capital Equity Investments, Inc., a holder of more than 5% of our common stock. This note is secured by software that we own and is guaranteed by Toshiba, a holder of more than 5% of our common stock. The note accrues interest at a rate of 9.68% per year and is due and payable on March 8, 2002. As of June 30, 2000, the total amount outstanding was approximately $140,000.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of the shares in this offering for:

  . each person known by us to own beneficially more than 5% of our common stock;

  . each director and each executive officer listed on the Summary Compensation Table; and

  .  all directors and executive officers as a group.

   The percentage of beneficial ownership for the following table is based on 52,531,830 shares of common stock outstanding on June 30, 2000, assuming the exercise of outstanding warrants to purchase 420,559 shares of our common stock prior to the completion of this offering and the conversion of all outstanding shares of our preferred stock into our common stock, and 59,031,830 shares of our common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' over-allotment option.

   Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, each entity or person listed below maintains a mailing address of c/o Lexar Media, Inc., 47421 Bayside Parkway, Fremont, California 94538.

   The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares of common stock over which the stockholder has sole or shared voting or investment power and any shares of common stock that the stockholder has a right to acquire within 60 days after June 30, 2000 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

                                                      Percent of Shares
                                         Number of   Beneficially Owned
                                           Shares    ----------------------
                                        Beneficially  Before        After
Name and Address of Beneficial Owner       Owned     Offering     Offering
------------------------------------    ------------ ---------    ---------
Executive Officers and Directors:
 Petro Estakhri (1)....................   2,800,000          5.3%         4.7%
 John H. Reimer........................   2,800,000          5.3          4.7
 Eric B. Stang (2).....................     900,000          1.7          1.5
 Robert J. Netter, Jr. ................     268,750        *            *
 Ronald H. Bissinger (3)...............     450,000        *            *
 William T. Dodds (4)..................   6,480,353         12.3         10.9
  Thomvest Holdings, Inc.
 Brian D. Jacobs (5)...................   7,364,369         13.9         12.4
  Entities affiliated with St. Paul
   Venture Capital, Inc.
 John A. Rollwagen (6).................     315,397        *            *
 William J. Stewart (7)................   6,200,179         11.8         10.5
  APV Technology Partner II, L.P.
 Executive Officers and Directors as a
  group (9 persons) (8)................  27,490,298         51.5         45.9
5% Stockholders:
 1267104 Ontario, Limited..............   3,264,094          6.2          5.5
 GE Capital Equity Investments, Inc.
  (9)..................................   3,220,598          6.1          5.5
 Toshiba America Electronic Components,
  Inc..................................   3,000,000          5.7          5.1

---------------------
 * Less than 1%

(1) Includes 1,723,716 shares of our common stock held directly by Mr. Estakhri and 1,076,284 shares of our common stock held jointly between Mr. Estakhri and his wife.
(2) Includes an option to purchase 100,000 shares of our common stock which is immediately exercisable.
(3) Includes an option to purchase 50,000 shares of our common stock which is immediately exercisable.
(4) Represents 6,341,035 shares of our common stock and includes warrants to purchase 95,583 shares of our common stock, which are immediately exercisable, owned by Thomvest Holdings, Inc., with which Mr. Dodds is affiliated by virtue of his being a Vice President thereof. Also includes warrants to purchase an additional 43,735 shares of our common stock that will become exercisable in August 2000, assuming that we do not pay off the promissory note we issued to Thomvest Holdings Inc. prior to August 29, 2000. Mr. Dodds disclaims any beneficial interest of such shares except to the extent of any individual interest in such shares. The address of Thomvest Holdings Inc. is 65 Queen Street West, Suite 2400, Toronto, Ontario, Canada M5H 2M8.
(5) Represents 194,269 shares of our common stock owned by St. Paul Venture Capital Affiliates Fund I, LLC, 4,801,177 shares of our common stock owned by St. Paul Venture Capital IV, LLC and 2,068,910 shares of our common stock owned by St. Paul Venture Capital V, LLC. Also includes warrants to purchase 2,361 shares of our common stock held by St. Paul Venture Capital Affiliates Fund I, LLC, a warrant to purchase 60,781 shares of our common stock held by St. Paul Venture Capital IV, LLC and warrants to purchase 172,028 shares of our common stock held by St. Paul Venture Capital V, LLC, each of which is immediately exercisable. Also includes warrants to purchase an additional 64,843 shares of our common stock that will become exercisable in August 2000, assuming that we do not pay off the promissory note we issued to St. Paul Venture Capital V, LLC prior to August 29, 2000. St. Paul Venture Capital, Inc. has sole voting and investment power over these shares by virtue of it being a manager of each of the funds. Decisions are made by a committee of executive officers of St. Paul Venture Capital, Inc. consisting of at least three of the following individuals:
    Brian Jacobs, Patrick A. Hopf, Fredric Boswell, Everett Cox, Michael Gorman, James Simons, Nancy Olson and Zenas Hutcheson. Mr. Jacobs and the other executive officers of St. Paul Venture Capital, Inc. disclaim any beneficial interest of such shares except to the extent of any individual interest in such shares. The address of each of the entities affiliated with St. Paul Venture Capital, Inc. is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
(6) Includes 163,998 shares of our common stock owned by the John A. Rollwagen Revocable Trust, 75,000 shares of our common stock owned by an individual retirement account for the benefit of Mr. Rollwagen, 75,000 shares of our common stock owned by the Rollwagen Family Limited Partnership and a warrant owned by the John A. Rollwagen Revocable Trust to purchase 1,399 shares of our common stock, which is immediately exercisable.
(7) Represents shares of our common stock owned by APV Technology Partner II, L.P., with which Mr. Stewart is affiliated by virtue of his being a general partner, manager or principal, or a general partner, manager or principal of the general partner or managing member, of such fund. Peter G. Bodine and Spencer C. Tall are each Managing Members of APV Technology Partners II, L.P. and share voting control of such fund with Mr. Stewart. Messrs. Stewart, Bodine and Tall disclaim any beneficial interest of such shares except to the extent of any individual interest in such shares. Also includes warrants to purchase 105,058 shares of our common stock which are immediately exercisable. Also includes warrants to purchase an additional 9,375 shares of our common stock that will become exercisable in August 2000, assuming that we do not pay off the promissory note we issued to APV Technology Partners II, L.P. prior to August 29, 2000. The address of APV Technology Partners II, L.P. is 535 Middlefield Road, Suite 150, Menlo Park, CA 94025.
(8) Includes warrants to purchase 555,163 shares of our common stock, each of which are immediately exercisable and options to purchase an aggregate of 245,000 shares of our common stock which are immediately exercisable.
(9) Includes a warrant to purchase 24,271 shares of our common stock, which is immediately exercisable. Also includes a warrant to purchase an additional 5,208 shares of our common stock that will become exercisable in August 2000, assuming that we do not pay off the promissory note we issued to GE Capital Equity Investments, Inc. prior to August 29, 2000. The address of GE Capital Equity Investments, Inc. is 120 Long Ridge Road, Stamford, Connecticut 06927.

                          DESCRIPTION OF CAPITAL STOCK

   Immediately following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of June 30, 2000, assuming the conversion of all of our outstanding preferred stock into 37,224,049 shares of common stock and the exercise of outstanding warrants to purchase 420,559 shares of our common stock prior to the completion of this offering, there were outstanding 52,531,830 shares of our common stock held of record by approximately 125 stockholders, options to purchase 3,239,684 shares of our common stock and warrants to purchase 1,601,579 shares of our common stock. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   Voting Rights. Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. We do not provide in our certificate of incorporation for cumulative voting in the election of directors. Therefore, in accordance with Section 2115 of the California Corporations Code, commencing at the first annual meeting of stockholders following the date on which we first shall have had at least 800 holders of our common stock, the holders of a majority of the shares of our common stock can elect all of the directors then standing for election.

   Dividend Rights. Subject to preferences that may be applicable to any outstanding series of our preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets that are legally available for distribution at the times and in the amounts that our board of directors may determine.

   Liquidation Rights. In case of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the assets legally available for distribution to stockholders, in each case after payment of all of our liabilities and subject to preferences that may be applicable to any series of our preferred stock then outstanding.

   Other Rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

   Upon the completion of this offering, our outstanding preferred stock will convert into 37,224,049 shares of our common stock, assuming that each outstanding share of our Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock will be converted into one share of our common stock and each outstanding share of our Series E preferred stock will be converted into 1.102 shares of our common stock.

   Our board of directors has the authority, without further action by our stockholders, to issue, from time to time, shares of our preferred stock in one or more series. Our board of directors may fix the number of shares, designations, preferences, powers and other special rights of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or impair the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may also have the effect of discouraging, delaying or preventing a change in control of Lexar, regardless of whether the transaction may be beneficial to stockholders. After the completion of this offering, there will be no shares of preferred stock outstanding, and we have no current plans to issue any shares of preferred stock.

Warrants

   As of June 30, 2000, we had the following outstanding warrants to purchase our stock:

                         Total Number
                          of Shares
                          Subject to  Exercise Price
Type of Stock            Warrants(1)    Per Share             Expiration Date
-------------            ------------ -------------- ----------------------------------
Common Stock............    10,583        $0.30      Upon consummation of this offering
Common Stock............   125,000        $0.80      December 31, 2002
Common Stock............    30,000        $1.00      January 31, 2005
Series C Preferred
 Stock..................   100,000        $0.80      Upon consummation of this offering
Series E Preferred
 Stock..................   309,976        $2.35      Upon consummation of this offering
Common Stock............   875,000        $8.00(2)   June 30, 2005(2)

---------------------
(1) Shown on an as-if-converted to common stock basis.

(2) These warrants were amended in August 2000 such that upon the completion of this offering, warrants to purchase 386,500 shares of our common stock will have an exercise price equal to the initial public offering price and expire, if not earlier exercised, on June 30, 2005, while the remaining 488,500 shares subject to the warrants will continue to have an exercise price of $8.00 per share and will expire on June 30, 2007.

   In May, June and July 2000, we issued warrants to purchase 644,395 shares of our common stock having an exercise price of $3.09 per share to six of our stockholders in connection with promissory notes that we issued to these stockholders. In addition, under the terms of the promissory notes, these stockholders received additional warrants to purchase additional shares of our common stock, in monthly installments, at an exercise price of $8.00 per share for 12 months from the issue date of the respective promissory notes so long as the principal on the notes remain outstanding. Because we intend to repay the promissory notes in full by September 15, 2000, these stockholders will have the right to purchase an aggregate of up to an additional 310,660 shares of our common stock subject to these warrants.

Registration Rights

   Immediately after the completion of this offering, in accordance with an Investors' Rights Agreement dated September 28, 1999, as amended, certain of our stockholders and warrantholders beneficially owning 37,538,007 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, as described below.

   Demand Registration Rights. At any time after six months following the completion of this offering, both the holders of at least a majority of the shares having registration rights and the holders of at least one-fifth of the shares of the Series E preferred stock can request that we register all or a portion of their shares so long as the total offering price of the shares to the public is at least $5,000,000. We will only be required to file two registration statements in response to a demand for registration by the holders of a majority of the shares having registration rights and one registration statement in response to a demand for registration by the holders of at least one-fifth of the shares of the Series E preferred stock. We are not required to file more than one registration statement in any six-month period. We may postpone the filing of any registration statement for up to 90 days if we determine that the filing would be seriously detrimental to us and our stockholders, although we may only exercise this right once in any 12-month period.

   Piggyback Registration Rights. If we register any securities for public sale, the stockholders with registration rights will have the right to include their shares in this registration. This right, however, does not apply to a registration statement relating to any of our employee benefit plans or to a corporate reorganization. If marketing reasons dictate, the managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders to be included in the registration statement to 10% of the total shares covered by the registration statement.

   Form S-3 Registration Statements. The holders of the shares having registration rights can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares of common stock offered to the public is at least $500,000. These holders may only require us to file two Form S-3 Registration Statements in any 12-month period. We are not required to file any registration statement pursuant to these rights within the six months following this offering. We may postpone the filing of any registration statement for up to 90 days if we determine that the filing would be seriously detrimental to us and our stockholders, although we may only exercise this right once in any 12-month period.

   We will pay all expenses incurred in connection with the filings described above, except for underwriters' and brokers' discounts and commissions, which will be paid by each of the selling stockholders. The registration rights described above will expire with respect to any particular stockholder if it can sell all of its shares in a three-month period under Rule 144 of the Securities Act. In any event, the registration rights described above will expire five years after the completion of this offering.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

   There are certain provisions of Delaware law and our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that you might consider to be in your best interest, including any attempt that might result in a premium over the market price for your shares. These provisions are summarized in the following paragraphs.

   Classified Board of Directors. In accordance with Section 2115 of the California Corporations Code, commencing at the first annual meeting of stockholders following the date on which we first shall have had at least 800 holders of our common stock, our board of directors will be divided into three classes of directors, as nearly equal in size as possible, serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires. Our certificate of incorporation and bylaws provide that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of capital stock entitled to vote in the election of directors. In addition, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Lexar.

   Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws further provide that our stockholders may not call special meetings without advance notice and approval of stockholders owning at least a majority of our outstanding voting stock. These provisions could have the effect of delaying actions that are favored by some stockholders. These provisions may also discourage another person from making a tender offer for our common stock, because that person, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called meeting of stockholders and not by written consent.

   Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 60 days nor more than 90 days before the one-year anniversary of the prior annual meeting of stockholders. If the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice from the stockholder must be received within ten days after the date on which notice of the annual meeting was mailed to stockholders or made public, whichever occurred first. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

   Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Amendments; Supermajority Vote Requirements. Delaware law provides generally that the affirmative vote of stockholders owning a majority of the outstanding shares of stock entitled to vote on a matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the approval of holders of at least two-thirds of the outstanding shares of stock entitled to vote in order to adopt, amend or repeal the provisions of our certificate of incorporation relating to the election and removal of directors and the ability of our stockholders to take action by written consent.

   Section 203 Business Combinations. After this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets with any interested stockholder, meaning a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an interested stockholder unless:

  . the transaction is approved by the board of directors before the date the interested stockholder attained the status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to that date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A Delaware corporation may opt out of this section with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services L.L.C.

Listing

   We have applied to list our common stock on the Nasdaq National Market under the trading symbol LEXR.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Before this offering, there was no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price of our common stock to decline or impair our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding an aggregate of 59,031,830 shares of our common stock, based on shares of common stock outstanding as of June 30, 2000, assuming the conversion of all of our outstanding preferred stock into 37,224,049 shares of our common stock and the exercise of outstanding warrants to purchase 420,559 shares of our common stock prior to the completion of this offering. Of these shares, all of the 6,500,000 shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining 52,031,830 shares of our common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, additional shares will be available for sale in the public market as follows:

   Number
 of Shares  Date
 ---------  ----
  6,500,000 On the date of this prospectus, these shares sold in the offering will be immediately available for sale in the public market.

 48,967,553 180 days after the date of this prospectus, the 180-day lock-up terminates and these shares are saleable under Rule 144 (subject in some cases to volume limitations) or Rule 144(k) or Rule 701.

  3,564,277 At various times commencing more than 180 days after the date of this prospectus, these shares will be eligible for sale under Rule
            144 or Rule 145 upon the expiration of various one-year holding periods or the lapse of various repurchase rights.

Lock-Up Agreements

   All of our officers and directors and substantially all of our stockholders have signed lock-up agreements that prohibit them from offering, selling or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of our common stock owned by them without the prior written consent of Chase Securities Inc. during the 180-day period following the date of this prospectus. Chase Securities Inc. may choose to release some of these shares from these restrictions prior to the expiration of this 180-day period, although it has no current intention to do so.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     (1) 1% of the number of shares of common stock then outstanding, which will equal approximately 590,318 shares immediately after this offering; or

     (2) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

   The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period.

Rule 144(k)

   In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date those shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

   Any employee, officer or director of, or consultant to, us who purchased his or her shares under a written compensatory plan or contract may be entitled to sell his or her shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Stock Options

   At June 30, 2000, there were options to purchase 3,239,684 shares of our common stock outstanding under our stock option plans and otherwise. Immediately after the effective date of this offering, we expect to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans. Upon the filing of this registration statement and upon expiration of 180-day lock-up agreements, approximately 6,581,279 shares of common stock issuable upon exercise of stock options will be immediately eligible for sale in the public market, subject to Rule 144 volume limitations applicable to our affiliates.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Chase Securities Inc., J.P. Morgan Securities Inc., SG Cowen Securities Corporation and Wit SoundView Corporation have severally agreed to purchase from us the following respective numbers of shares of our common stock:

                                                                       Number of
                              Underwriters                              Shares
                              ------------                             ---------
   Chase Securities Inc...............................................
   J.P. Morgan Securities Inc.........................................
   SG Cowen Securities Corporation....................................
   Wit SoundView Corporation .........................................
                                                                       ---------
     Total............................................................ 6,500,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us and our counsel. The nature of the underwriters' obligations requires that they purchase all shares of our common stock offered in this offering if they purchase any of the shares in this offering.

   The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of
$     per share. The underwriters may allow and the dealers may reallow a
concession not in excess of $     per share to other dealers. After the public
offering of the shares, the underwriters may change the offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

   We have granted to the underwriters an option, exercisable no later than 30 days after the effective date of this offering, to purchase up to 975,000 additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage that the number of shares of our common stock to be purchased by it shown in the above table bears to the total number of shares of our common stock offered in this offering. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of our common stock offered in this offering.

   The following table shows the per share and total public offering price, the underwriting discounts and commissions and the proceeds before expenses to us. We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,600,000.

                            Per Share Without Option With Option
                            --------- -------------- -----------
   Public offering price...
   Underwriting discounts
    and commissions........
   Proceeds, before
    expenses, to us........

   At our request, the underwriters have reserved up to 625,000 shares of our common stock to be sold in the offering and offered for sale, at the initial public offering price, to friends and relatives of employees, employees, consultants, directors and other persons with business relationships to us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

   The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   We have agreed to indemnify the underwriters against liabilities connected to this offering, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

   Substantially all of our stockholders, including all of our executive officers and directors, who will own in the aggregate 51,985,565 shares of our common stock after the offering, have agreed that they will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of our common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted before the date of this prospectus and may grant additional options under our stock option plans, provided, however, that, without the prior written consent of Chase Securities Inc., the additional options will not be exercisable during such period.

   Prior to this offering, there has been no public market for our shares. The initial public offering price will be negotiated among the underwriters and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of management and the consideration of the above factors in relation to market valuations of companies in related businesses. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

   In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over- the-counter market or otherwise.

   A prospectus in electronic format is being made available on an Internet website maintained by Wit SoundView's affiliate, Wit SoundView Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on websites maintained by each of these dealers.

   On September 28, 1999, in consideration for services that SG Cowen Securities Corporation provided to us in connection with the issuance and sale of our Series E preferred stock, we issued to SG Cowen a warrant to purchase 193,050 shares of our Series E preferred stock at an exercise price of $2.59 per share convertible into 212,741 shares of common stock. This warrant expires, if not earlier exercised, on the earlier of September 28, 2003 or the consummation of this offering.

   On June 30, 2000, in connection with our revolving credit facility with The Chase Manhattan Bank, we issued a warrant to purchase 250,000 shares of our common stock to Chase Securities, Inc. In June 2000, in connection with our term loan, we issued to Access Technology Partners, L.P. a warrant to purchase 625,000 shares of our common stock. Certain limited partners of Access are affiliates of Chase Securities, Inc. Upon the completion of this offering, the warrant held by Chase Securities, Inc. and the warrant held by Access with respect to 136,500 shares subject to such warrant will have an exercise price equal to the initial public offering price and will expire, if not earlier exercised, on June 30, 2005. With respect to the remaining 488,500 shares subject to the Access warrant, the exercise price will be equal to $8.00 per share and the warrant will expire, if not earlier exercised, on June 30, 2007.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus for us. Gibson, Dunn & Crutcher LLP, San Francisco, California, will pass upon certain legal matters in connection with this offering for the underwriters. An investment partnership comprised of partners from Fenwick & West LLP holds 43,750 shares of our common stock and Fenwick & West LLP holds a warrant to purchase 30,000 shares of our common stock at an exercise price of $1.00 per share.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The opinion of Haverstock & Owens LLP included elsewhere in this prospectus has been so included upon the authority of said firm in legal matters.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules that are part of the Registration Statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus is qualified in its entirety by this reference. You may read and copy all or any portion of the Registration Statement or any reports, statements or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

  Room 1024, Judiciary Plaza Seven World Trade Center 500 West Madison Street
  450 Fifth Street, N.W.     Suite 1300               Suite 1400
  Washington, D.C. 20549     New York, New York 10048 Chicago, Illinois 60661

   You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the Registration Statement, will also be available to you on the Internet web site maintained by the Commission at http://www.sec.gov.

   We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

                               LEXAR MEDIA, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets............................................... F-3
Consolidated Statements of Operations..................................... F-4
Consolidated Statements of Mandatorily Redeemable Convertible Preferred
 Stock and Stockholders' Equity (Deficit)................................. F-5
Consolidated Statements of Cash Flows..................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Lexar Media, Inc.

The reincorporation of Lexar Media, Inc. in the State of Delaware, described in
Note 1 to the financial statements, has not been consummated at July 26, 2000. When it has been consummated, we will be in a position to furnish the following report:

   "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Lexar Media, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP
San Jose, California
July 25, 2000

                               LEXAR MEDIA, INC.
                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                    Pro Forma
                                                                  Stockholders'
                                    December 31,                     Equity
                                  ------------------   June 30,     June 30,
                                    1998      1999       2000         2000
                                  --------  --------  ----------- -------------
                                                      (unaudited)  (unaudited)
                                                                    (Note 12)
ASSETS
Current assets:
  Cash and cash equivalents
   (includes restricted cash of
   $2,200 in 2000)..............  $  9,824  $  6,495    $13,792
  Short-term investments
   (includes restricted
   securities of $2,500 in
   1999)........................       --      3,896        --
  Accounts receivable, net of
   allowances for sales returns
   and doubtful accounts of $239
   in 1998, $730 in 1999 and
   $1,834 in 2000...............     2,603     8,822     10,351
  Inventory, net................     2,856    16,287     19,592
  Prepaid expenses and other
   current assets...............       345       545      5,686
                                  --------  --------    -------
   Total current assets.........    15,628    36,045     49,421
Property and equipment, net.....       807     1,834      3,097
Intangible assets, net..........       299       188      4,061
Other assets....................        80       207        317
                                  --------  --------    -------
   Total assets.................  $ 16,814  $ 38,274    $56,896
                                  ========  ========    =======

LIABILITIES, MANDATORILY
 REDEEMABLE CONVERTIBLE
 PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..............  $  4,133  $  9,029    $12,605
  Accrued liabilities...........       950     2,106      5,245
  Deferred revenue..............        97       112      1,014
  Notes payable to stockholders.        67     5,224     14,514
  Notes payable.................       --        --       2,016
                                  --------  --------    -------
   Total current liabilities....     5,247    16,471     35,394
Notes payable to stockholders,
 net of current portion.........     5,326        96        196
Notes payable, net of current
 portion........................       --        --          14
                                  --------  --------    -------
   Total liabilities............    10,573    16,567     35,604
Mandatorily redeemable
 convertible preferred stock
 (redemption value $55,258).....    24,653    53,136     53,414
Commitments and contingencies
 (Notes 9 and 10)
Stockholders' equity (deficit):
  Common stock, $0.0001 par
   value:
   Authorized: 75,000,000 shares
   Issued and outstanding:
    7,971,217 shares in 1998,
    12,664,322 shares in 1999,
    14,887,222 shares in 2000
    and 52,111,271 shares pro
    forma.......................       --          1          1     $      5
  Additional paid-in capital....       845    24,566     45,621       99,031
  Unearned stock-based
   compensation.................       --    (19,158)   (18,571)     (18,571)
  Notes receivable from
   stockholders.................      (456)   (2,756)    (5,992)      (5,992)
  Accumulated deficit...........   (18,801)  (34,082)   (53,181)     (53,181)
                                  --------  --------    -------     --------
   Total stockholders' equity
    (deficit)...................   (18,412)  (31,429)   (32,122)    $ 21,292
                                  --------  --------    -------     ========
   Total liabilities,
    mandatorily redeemable
    convertible preferred stock
    and stockholders' equity
    (deficit)...................  $ 16,814  $ 38,274    $56,896
                                  ========  ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               LEXAR MEDIA, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                  Years Ended December 31,    Six Months Ended
                                  --------------------------  ------------------
                                                              June 30,  June 30,
                                   1997     1998      1999      1999      2000
                                  -------  -------  --------  --------  --------
                                                                 (unaudited)
Revenues:
  Product sales.................  $ 1,938  $ 7,609  $ 29,219  $ 9,237   $ 40,816
  Development fees..............    1,005      --        --       --         --
                                  -------  -------  --------  -------   --------
    Total revenues..............    2,943    7,609    29,219    9,237     40,816
Cost of revenues (excludes
 stock-based compensation of $0,
 $0, $129, $10 and $766)........    1,133    6,033    24,596    7,935     34,052
                                  -------  -------  --------  -------   --------
Gross margin....................    1,810    1,576     4,623    1,302      6,764
Operating expenses:
  Research and development
   (excludes stock-based
   compensation of $0, $0, $274,
   $85 and $2,705)..............    3,931    3,101     4,141    1,963      3,551
  Sales and marketing (excludes
   stock-based compensation of
   $0, $0, $285, $32 and
   $1,185)......................    1,098    4,413     8,599    3,515      8,126
  General and administrative
   (excludes stock-based
   compensation of $0, $0,
   $1,118, $171 and $3,512).....    1,650    2,733     5,241    2,370      5,860
  Stock-based compensation......      --       --      1,806      298      8,168
                                  -------  -------  --------  -------   --------
    Total operating expenses....    6,679   10,247    19,787    8,146     25,705
                                  -------  -------  --------  -------   --------
Loss from operations............   (4,869)  (8,671)  (15,164)  (6,844)   (18,941)
Interest expense and other......      288      419       117      113        158
                                  -------  -------  --------  -------   --------
    Net loss....................  $(5,157) $(9,090) $(15,281) $(6,957)  $(19,099)
                                  =======  =======  ========  =======   ========
Net loss per common share--basic
 and diluted....................  $ (0.50) $ (2.57) $  (2.65) $ (1.33)  $  (2.29)
                                  =======  =======  ========  =======   ========
Shares used in net loss per
 common share calculation--basic
 and diluted....................   10,387    3,543     5,820    5,253      8,471
                                  =======  =======  ========  =======   ========
Pro forma net loss per common
 share--basic and diluted
 (unaudited) (Note 12)..........                    $  (0.47)           $  (0.42)
                                                    ========            ========
Shares used in pro forma net
 loss per common share
 calculation--basic and diluted
 (unaudited) (Note 12)..........                      32,663              45,695
                                                    ========            ========


  The accompanying notes are an integral part of these consolidated financial statements.

                               LEXAR MEDIA, INC.
 CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
                      AND STOCKHOLDERS' EQUITY (DEFICIT)
                                (in thousands)

                           Mandatorily
                            Redeemable
                           Convertible
                            Preferred                                                 Notes
                              Stock         Common Stock   Additional   Unearned    Receivable
                          ---------------  ---------------  Paid-in   Stock-based      from     Accumulated
                          Shares  Amount   Shares   Amount  Capital   Compensation Stockholders   Deficit    Total
                          ------  -------  -------  ------ ---------- ------------ ------------ ----------- --------
Balances, January 1,
 1997...................                    16,854   $ 2    $   107     $    --      $   --      $ (4,554)  $ (4,445)
Conversion of note
 payable into Series A
 mandatorily
 redeemable convertible
 preferred stock........   3,000  $ 3,000
Issuance of Series A
 mandatorily redeemable
 convertible preferred
 stock..................   3,000    2,919       15   --           2          --          --           --           2
Issuance of common stock
 to employees for
 services...............     --       --     1,631   --         257          --          --           --         257
Issuance of common stock
 for services...........     --       --       100   --          16          --          --           --          16
Exercise of stock
 options................     --       --         9   --           1          --          --           --           1
Repurchase of stock.....  (3,000)  (2,997) (16,279)   (2)        (1)         --          --           --          (3)
Net loss................     --       --       --    --         --           --          --        (5,157)    (5,157)
                          ------  -------  -------   ---    -------     --------     -------     --------   --------
Balances, December 31,
 1997...................   3,000    2,922    2,330   --         382          --          --        (9,711)    (9,329)
Conversion of
 convertible promissory
 notes into Series B
 mandatorily redeemable
 convertible preferred
 stock..................   3,000    1,240
Issuance of Series C
 mandatorily redeemable
 convertible preferred
 stock..................  10,444    8,267
Conversion of
 convertible promissory
 notes into Series C
 mandatorily
 redeemable convertible
 preferred stock........   1,000      800
Issuance of Series D
 mandatorily redeemable
 convertible preferred
 stock..................   6,825   11,424
Issuance of restricted
 stock to employees in
 exchange for notes
 receivable.............     --       --     4,553   --         364          --         (364)         --         --
Exercise of stock
 options and grant of
 restricted stock.......     --       --     1,201   --         108          --         (104)         --           4
Repurchase of stock.....     --       --      (113)  --          (9)         --            9          --         --
Reduction of notes
 receivable from
 stockholders...........     --       --       --    --         --           --            3          --           3
Net loss................     --       --       --    --         --           --          --        (9,090)    (9,090)
                          ------  -------  -------   ---    -------     --------     -------     --------   --------
Balances, December 31,
 1998...................  24,269   24,653    7,971   --         845          --         (456)     (18,801)   (18,412)
Issuance of Series D
 mandatorily redeemable
 convertible preferred
 stock..................     119      200
Conversion of
 convertible promissory
 notes into Series E
 mandatorily
 redeemable convertible
 preferred stock........     882    2,285
Conversion of note
 payable into Series E
 mandatorily
 redeemable convertible
 preferred stock........      65      153
Issuance of Series E
 mandatorily redeemable
 convertible preferred
 stock..................  10,701   25,679
Unearned stock-based
 compensation...........     --       --       --    --      20,964      (20,964)        --           --         --
Amortization of unearned
 stock-based
 compensation...........     --       --       --    --         --         1,806         --           --       1,806
Accretion of mandatorily
 redeemable convertible
 preferred stock........     --       166      --    --        (166)         --          --           --        (166)
Issuance of warrants for
 bridge financing.......     --       --       --    --           5          --          --           --           5
Issuance of warrants for
 services...............     --       --       --    --         446          --          --           --         446
Exercise of stock
 options................     --       --     4,849     1      2,484          --       (2,349)         --         136
Repurchase of stock.....     --       --      (156)  --         (12)         --           12          --         --
Reduction of notes
 receivable from
 stockholders...........     --       --       --    --         --           --           37          --          37
Net loss................     --       --       --    --         --           --          --       (15,281)   (15,281)
                          ------  -------  -------   ---    -------     --------     -------     --------   --------
Balances, December 31,
 1999...................  36,036   53,136   12,664     1     24,566      (19,158)     (2,756)     (34,082)   (31,429)
Issuance of common stock
 for acquisition........     --       --       505   --       4,040          --          --           --       4,040
Issuance of warrants for
 promissory notes.......     --       --       --    --       5,986          --          --           --       5,986
Issuance of common stock
 for browser
 development............     --       --        25   --         200          --          --           --         200
Unearned stock-based
 compensation...........     --       --       --    --       7,581       (7,581)        --           --         --
Amortization of unearned
 stock-based
 compensation...........     --       --       --    --         --         8,168         --           --       8,168
Accretion of mandatorily
 redeemable convertible
 preferred stock........     --       278      --    --        (278)         --          --           --        (278)
Exercise of stock
 options................     --       --     1,735   --       3,537          --       (3,236)         --         301
Repurchase of stock.....     --       --       (42)  --         (11)         --          --           --         (11)
Net loss................     --       --       --    --         --           --          --       (19,099)   (19,099)
                          ------  -------  -------   ---    -------     --------     -------     --------   --------
Balance at June 30, 2000
 (unaudited)............  36,036  $53,414   14,887   $ 1    $45,621     $(18,571)    $(5,992)    $(53,181)  $(32,122)
                          ======  =======  =======   ===    =======     ========     =======     ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               LEXAR MEDIA, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                              Six Months Ended
                                 Years Ended December 31,         June 30,
                                 ---------------------------  -----------------
                                  1997      1998      1999     1999      2000
                                 -------  --------  --------  -------  --------
                                                                (unaudited)
Cash flows from operating ac-
 tivities:
 Net loss......................  $(5,157) $ (9,090) $(15,281) $(6,957) $(19,099)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Stock issued for services
  rendered.....................      273       --        --       --        --
 Depreciation and
  amortization.................      286       433       740      325       853
 Gain on sale of fixed assets..       (6)      --        --       --        --
 Allowances for sales returns
  and doubtful accounts........       39       201       491      286     1,104
 Allowance to reduce inventory
  to net realizable value......      102       125       296      104       398
 Note issued in connection
  with legal settlement........      --        --        154      150       --
 Amortization of stock-based
  compensation.................      --        --      1,806      298     8,168
 Amortization of debt
  discount.....................      --        --        --       --         89
 Issuance of warrants..........      --        --        192      --        --

 Change in operating assets
  and liabilities:
  Accounts receivable..........       48    (2,541)   (6,709)  (1,174)   (1,076)
  Inventory....................     (562)   (2,520)  (13,728)  (1,735)   (2,899)
  Prepaid expenses and other
   assets......................       23      (294)     (326)     222    (1,220)
  Accounts payable.............       96     3,030     3,920    1,334     1,164
  Accrued liabilities..........      566       247     2,132      434     2,456
  Deferred revenue.............     (350)       97        15      214       902
                                 -------  --------  --------  -------  --------
   Net cash used in operating
    activities.................   (4,642)  (10,312)  (26,298)  (6,499)   (9,160)
                                 -------  --------  --------  -------  --------
Cash flows from investing ac-
 tivities:
 Cash used in acquisition of
  Impact Peripherals Ltd. .....      --        --        --       --        (64)
 Purchase of intangible assets.      --        (17)      --       --        --
 Purchase of property and
  equipment....................     (753)     (534)   (1,655)  (1,091)   (1,488)
 Proceeds from sale of fixed
  assets.......................       15       --        --       --        --
 Cash acquired upon acquisition
  of PrintRoom, Inc. ..........      --        --        --       --         49
 Purchase of short-term
  investments (including $2,500
  of restricted securities in
  1999)........................      --        --     (3,896)     --        --
 Proceeds from short term
  investments..................      --        --        --       --      3,896
 Stockholders' loans...........      --        (80)      --       --        --
                                 -------  --------  --------  -------  --------
   Net cash provided by (used
    in) investing activities...     (738)     (631)   (5,551)  (1,091)    2,393
                                 -------  --------  --------  -------  --------
Cash flows from financing ac-
 tivities:
 Issuance of mandatorily
  redeemable convertible
  preferred stock..............    2,922    19,680    26,137      200       --
 Reduction of notes receivable
  from stockholders............      --          3        35      --        --
 Exercise of stock options.....        1         5       136       17       301
 Proceeds from convertible
  promissory notes.............      349       800     2,285      --        --
 Repayment of loan.............      (45)      (61)      (73)     --        --
 Repayment of notes payable....   (1,000)      --        --       (32)      (38)
 Proceeds from notes payable...      --        --        --       --      2,037
 Repurchase of stock...........   (3,000)      --        --       --        (11)
 Proceeds from notes payable to
  stockholders.................    6,400       --        --       --     11,775
                                 -------  --------  --------  -------  --------
   Net cash provided by
    financing activities.......    5,627    20,427    28,520      185    14,064
                                 -------  --------  --------  -------  --------
Net increase (decrease) in
 cash..........................      247     9,484    (3,329)  (7,405)    7,297
Cash at beginning of the year..       93       340     9,824    9,824     6,495
                                 -------  --------  --------  -------  --------
Cash at end of year............  $   340  $  9,824  $  6,495  $ 2,419  $ 13,792
                                 =======  ========  ========  =======  ========
Supplemental disclosure of cash
 flow information:
 Cash paid during the year for
  interest.....................  $    76  $    667  $    575  $   290  $    301
 Taxes paid....................  $     1  $      1  $      1  $   --   $    --
Supplemental disclosure of non-
 cash financing and investing
 activities:
 Conversion of note payable
  into mandatorily redeemable
  convertible
  preferred stock..............  $ 3,000  $  1,250  $    153  $   --   $    --
 Conversion of convertible
  promissory notes into
  mandatorily redeemable
  convertible preferred stock..  $   --   $    800  $  2,285  $   --   $    --
 Exercise of stock options and
  restricted stock grants in
  exchange for full recourse
  notes........................  $   --   $    468  $  2,349  $    16  $  3,236
 Repurchase of shares through
  cancellation of notes
  receivable...................  $   --   $      9  $     13  $   --   $    --
 Issuance of common stock in
  connection with acquisition
  of PrintRoom.com, Inc. and
  Impact Peripherals...........  $   --   $    --   $    --   $   --   $  4,040
 Issuance of common stock for
  browser development..........  $   --   $    --   $    --   $   --   $    200
 Issuance of warrants and
  accrual of expenses in
  relation to Chase credit
  facility.....................  $   --   $    --   $    --   $   --   $  3,940

  The accompanying notes are an integral part of these consolidated financial statements.

                               LEXAR MEDIA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--DESCRIPTION OF BUSINESS:

   Lexar Media, Inc. (the "Company") was incorporated under the laws of the State of California on September 16, 1996 when the Company acquired the solid-state storage business unit of Cirrus Logic, Inc. ("Cirrus Logic"). The Company designs, develops and markets a complete line of removable digital film and digital photography connectivity products. Operations and revenues, to date, have been generated primarily from sales in the United States, the United Kingdom ("UK") and Japan. The Company changed its name from Lexar Microsystems, Inc. to Lexar Media, Inc. in February 1998.

   In September 1996, immediately following its formation, the Company acquired all of the intangible assets of the Solid State Business Unit of Cirrus Logic for $3,500,000 plus legal costs of $73,000. The acquisition was accounted for as a purchase transaction. The Company financed the acquisition by borrowing $1,000,000 from Cirrus Logic and the issuance of a note of $2,500,000 for the remainder of the purchase price to a new third party. The $1,000,000 note was repaid in May 1997 and the $2,500,000 note was converted into Series A Preferred Stock in September 1997. The Company also obtained the option to purchase certain assets of Cirrus Logic related to the business unit. The option was exercised and certain of the option assets were acquired for additional consideration of $227,000 in 1997. The entire original purchase price of $3,500,000 was allocated to intangibles. Of this amount, $3,047,000 was determined to be in-process research and development costs and has been charged to operations at the date of acquisition. The remaining goodwill is being amortized to operations on a straight-line basis over five years.

   On January 21, 2000, the Company acquired all the common stock of PrintRoom.com, Inc. for a total purchase price of $3.8 million which consisted of 475,000 shares of the Company's common stock. PrintRoom.com was incorporated on April 12, 1999 under the laws of the state of California and has developed an online photofinishing site that provides consumers with high quality prints of digital images and photo sharing services. The acquisition was accounted for as a purchase and the results of operations of PrintRoom.com have been included in the consolidated financial statements from the date of acquisition.

   The allocation of the purchase price was based on the estimated fair value of the following items:

                                                                         $'000
                                                                         ------
   Assets less liabilities at the date of the acquisition............... $   78
   Goodwill.............................................................  3,722
                                                                         ------
                                                                          3,800
                                                                         ======

   Goodwill arising from this acquisition will be amortized over its estimated useful life of 3 years.

   In April 2000, the Company acquired Impact Peripherals, which now operates as Lexar Media Europe,, for consideration valued at $1,130,000, representing 30,000 shares of the Company's common stock, $892,000 of cash discounted as appropriate and $39,000 of acquisition-related costs. Of the cash consideration, $450,000 was paid upon completion of the acquisition, $288,000 is payable on the first anniversary of the acquisition and $150,000 is payable on the second anniversary of the acquisition. The acquisition is to be accounted for as a purchase and, pending finalization of the closing balance sheet of Lexar Media Europe, it is anticipated that the purchase price of $1,130,000 will be allocated between net tangible assets and purchased goodwill.

   Reincorporation

   On January 21, 2000, the board of directors authorized the reincorporation of the Company in the State of Delaware.

                               LEXAR MEDIA, INC.

   Following the reincorporation, the Company will be authorized to issue 200,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

   Initial Public Offering

   On January 21, 2000, the board of directors approved the filing of a registration statement for an underwritten public offering of the Company's common stock.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Principles of consolidation and foreign currency translation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The functional currencies of the subsidiaries are deemed to be the local currencies and accordingly all unrealized gains or losses arising on translation are recorded as a component of stockholders' equity (deficit). To date, such unrealized gains and losses have not been significant.

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents

   The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents.

   Concentration of cash and credit risk

   The Company's cash and cash equivalents are maintained at major U.S. and Japanese financial institutions. Deposits in these institutions may exceed the amount of insurance provided on these deposits.

   The Company's accounts receivable are derived from revenues earned from customers located primarily in the U.S., U.K. and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

   Four customers accounted for 39%, 11%, 11% and 10% of accounts receivable as of December 31, 1998. Three customers accounted for 16%, 15% and 13% of accounts receivable as of December 31, 1999. Three customers accounted for 21%, 12% and 10% of accounts receivable as of June 30, 2000. Revenues from three customers represented 48%, 20% and 15% of total revenues for the year ended December 31, 1997. Revenues from four customers represented 25%, 18%, 13% and 11% of total revenues for the year ended December 31, 1998. Revenues from three customers represented 13%, 11% and 10% of total revenues for the year ended December 31, 1999.

                               LEXAR MEDIA, INC.

   Revenues from one customer represented 20% of total revenues for the six months ended June 30, 1999. Revenues from three customers represented 18%, 14% and 12% of total revenues for the six months ended June 30, 2000.

   Certain components necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers.

   Restricted cash and securities

   At December 31, 1999, $2,500,000 of the Company's short-term investments were restricted under letters of credit. These letters of credit expired on March 31, 2000; however in April and May 2000 new letters of credit for $2,000,000 were executed. At June 30, 2000, $2,200,000 of the Company's cash and cash equivalents were restricted under letters of credit.

   Fair value of financial instruments

   Carrying amounts of certain of the Company's financial instruments including cash equivalents, short term investment, accounts receivable, notes receivable, accounts payable, notes payable and accrued liabilities approximate fair value due to their short maturities.

   Investments in marketable securities

   The Company accounts for investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Debt and equity securities are classified as available for sale securities and are reported at fair market value with any unrealized holding gains and losses excluded from current earnings and reported as a separate component of stockholders' equity and as a separate component of comprehensive income. As of December 31, 1999, the investments in marketable securities were corporate debt securities, all of which mature within one year. The unrealized gain on these securities at December 31, 1999 was approximately $58,000. There were no investments in marketable securities at June 30, 2000.

   Inventory

   Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. Appropriate allowances are made to reduce the value of inventories to net realizable value, where this is below cost. This may occur where the Company determines that inventories may be slow-moving or obsolete.

   Property and equipment

   Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line basis over the estimated useful lives of the assets, generally 3 to 5 years as follows:

                                                                     Useful Life
                                                                     -----------
   Computer equipment...............................................   3 years
   Software.........................................................   3 years
   Engineering and office equipment.................................   5 years
   Furniture, fixtures and improvements.............................   5 years

   Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

                               LEXAR MEDIA, INC.

   Intangible assets

   Intangible assets consist principally of goodwill.

   Goodwill is amortized on a straight-line basis to operations over three to five years.

   Long Lived Assets

   The Company assesses the recoverability of long lived assets, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires the Company to review the carrying value of an asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized.

   Software development costs

   Costs incurred in the research, design and development of products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

   Web site development costs

   Costs incurred in the design, creation and maintenance of content, graphics and user interface of the Company's web sites are expensed as incurred in accordance with SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Costs incurred in the development of application and infrastructure of the web sites are capitalized and amortized over the useful life of the web sites. To date, such costs have not been significant.

   Segments

   The Company follows Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in one segment, using one measurement of profitability to manage its business. All long-lived assets are maintained in the United States.

   The revenues generated from customers located in countries other than the United States were as follows (in thousands):

                                                                    Six Months
                                         Years Ended December 31, Ended June 30,
                                         ------------------------ --------------
                                          1997    1998     1999    1999   2000
                                         --------------- -------- ------ -------
   Japan................................ $  257 $  1,468 $  4,275    708   9,562
   United Kingdom.......................    --       386    3,398  1,303   5,111
   Other................................      1       83      383    105     416
                                         ------ -------- -------- ------ -------
                                         $  258 $  1,937 $  8,056 $2,116 $15,089
                                         ====== ======== ======== ====== =======

                               LEXAR MEDIA, INC.

   Revenue recognition

   The Company's customers include distributors, retailers, original equipment manufacturers and end users. Certain customers have return and price protection rights. The Company recognizes revenue where there is a contract or purchase order, upon shipment or delivery depending on the terms of sale and collectibility of the resulting receivable is probable. The Company provides for estimated future returns and price protection based on historical experience at the time revenue is recognized. At the time of sale, the Company also provides for the estimated costs of meeting product warranty obligations. For certain customers where the Company is unable to reasonably estimate the level of returns or where the customers do not take title to the product on delivery, revenues and the costs of revenues are deferred until the customers have sold the product to their customers.

   Research and development

   Research and development costs are charged to operations as incurred.

   Accounting for stock-based compensation

   The Company follows the disclosure provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue accounting for stock-based compensation issued to employees using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (see Note
7). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price of the option. Stock, stock options and warrants for stock issued to non-employees have been accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

   Advertising costs

   Advertising costs are charged to operations as incurred. Advertising costs for the years ended December 31, 1997, 1998 and 1999 and for six months ended June 30, 1999 and 2000 were $9,000, $710,000 and $2,456,000, and $765,000 and
$2,818,000, respectively.

   Income taxes

   Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   Comprehensive income

   Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Through December 31, 1999, the Company had not had any transactions that were required to be reported in other comprehensive income. At June 30, 2000, the Company had a cumulative translation adjustment balance of $2,000.

                               LEXAR MEDIA, INC.

   Recent accounting pronouncements

   In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 98-1, or SOP 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 does not have a material impact on the financial statements.

   In April 1998, the AcSEC issued Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." The standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 does not have a material impact on the financial statements.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. In June 2000, the SEC issued SAB 101B which defers the implementation date of SAB 101 to no later than the fourth fiscal quarter of fiscal years commencing after December 15, 1999. Management believes that the adoption of SAB 101 does not have a material impact on the financial statements.

   In March, 2000, the Financial Accounting Standard Board issued FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation," FIN 44 is an interpretation on APB Opinion No. 25 and clarifies guidance for certain issues that arose in the application of APB Opinion No. 25. Management believes that the adoption of FIN 44 does not have a material impact on the financial statements.

                               LEXAR MEDIA, INC.

   Net loss per common share

   Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all dilutive potential common shares, including options, warrants and preferred stock. A reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net loss per share follows (in thousands, except per common share amounts):

                                                            Six Months Ended
                                Years Ended December 31,        June 30,
                                --------------------------  -----------------
                                 1997     1998      1999     1999      2000
                                -------  -------  --------  -------  --------
   Numerator:
    Net loss................... $(5,157) $(9,090) $(15,281) $(6,957) $(19,099)
    Accretion of mandatorily
     redeemable convertible
     preferred stock  .........     --       --       (166)     (23)     (278)
                                -------  -------  --------  -------  --------
   Net loss after accretion of
    mandatorily redeemable
    convertible preferred
    stock...................... $(5,157) $(9,090) $(15,447) $(6,980) $(19,377)
                                =======  =======  ========  =======  ========
   Denominator:
    Weighted average common
     shares outstanding........  10,387    5,812     8,622    8,165    14,575
    Weighted average unvested
     common shares subject
     to repurchase.............     --    (2,269)   (2,802)  (2,912)   (6,105)
                                -------  -------  --------  -------  --------
   Denominator for basic and
    diluted calculations.......  10,387    3,543     5,820    5,253     8,471
                                =======  =======  ========  =======  ========
   Net loss per common share--
    basic and diluted.......... $ (0.50) $ (2.57) $  (2.65) $ (1.33) $  (2.29)
                                =======  =======  ========  =======  ========

   Antidilutive securities

   Securities listed below have not been included in the computations of diluted net loss per share for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 indicated (in thousands):

                                                                   Six Months
                                             Years Ended December  Ended June
                                                     31,               30,
                                             -------------------- -------------
                                              1997   1998   1999   1999   2000
                                             ------ ------ ------ ------ ------
                                             Shares Shares Shares Shares Shares
                                             ------ ------ ------ ------ ------
   Shares under warrants for Series C
    mandatorily redeemable convertible
    preferred stock.........................   100     100    100    100    100
   Shares under warrants for Series E
    mandatorily redeemable convertible
    preferred stock.........................   --      --     310    --   1,757
   Shares under warrants for common stock...   --      125    166    125    166
   Shares under options for common stock.... 2,406   3,370  1,472  3,268  3,240
   Restricted stock ........................   --      --   1,200    --     --
   Mandatorily redeemable convertible
    preferred stock......................... 3,000  24,269 36,036 24,269 36,036

                               LEXAR MEDIA, INC.

   Foreign currency transactions

   Foreign currency denominated monetary assets and liabilities are translated into U.S. dollars at the end-of-period exchange rates; nonmonetary assets and liabilities are recorded at their historical exchange rates. Gains and losses from foreign currency transactions are included in interest expense and other.

NOTE 3--BALANCE SHEET DISCLOSURES (in thousands):

   Inventory consisted of the following:

                                                       December 31,
                                                      ---------------  June 30,
                                                       1998    1999      2000
                                                      ------  -------  --------
   Raw materials..................................... $  265  $ 5,332  $ 3,048
   Controllers.......................................     29    1,877      926
   Flash memory products.............................  2,403    8,760   15,648
   Ancillary products................................    386      841      891
                                                      ------  -------  -------
                                                       3,083   16,810   20,513
   Less: inventory reserve...........................   (227)    (523)    (921)
                                                      ------  -------  -------
                                                      $2,856  $16,287  $19,592
                                                      ======  =======  =======

   Property and equipment consisted of the following:

                                                       December 31,
                                                      ---------------  June 30,
                                                       1998    1999      2000
                                                      ------  -------  --------
   Equipment......................................... $  852  $ 1,858  $ 3,278
   Software..........................................    390      785    1,036
   Furniture, fixtures and improvements..............     70      325      375
                                                      ------  -------  -------
                                                       1,312    2,968    4,689
   Less: accumulated depreciation and amortization...   (505)  (1,134)  (1,592)
                                                      ------  -------  -------
   Property and equipment, net....................... $  807  $ 1,834  $ 3,097
                                                      ======  =======  =======

   Intangible assets consisted of the following:

                                                       December 31,
                                                      ---------------  June 30,
                                                       1998    1999      2000
                                                      ------  -------  --------
   Goodwill.......................................... $  543  $   543  $ 4,811
   Less: accumulated amortization....................   (244)    (355)    (750)
                                                      ------  -------  -------
                                                      $  299  $   188  $ 4,061
                                                      ======  =======  =======

   Accrued liabilities consisted of the following:

                                                       December 31,
                                                      ---------------  June 30,
                                                       1998    1999      2000
                                                      ------  -------  --------
   Payroll and related amounts....................... $  526  $ 1,390  $ 2,455
   Interest..........................................    136       87      187
   Other.............................................    288      629    2,603
                                                      ------  -------  -------
                                                      $  950  $ 2,106  $ 5,245
                                                      ======  =======  =======

                               LEXAR MEDIA, INC.

NOTE 4--NOTES PAYABLE:

   In April 1997, the Company purchased engineering equipment financed through an equipment financing company. The loan is collateralized by the equipment. At December 31, 1999, the holder of this note was a stockholder of the Company; accordingly the loan balance has been classified under notes payable to stockholders. The note, which bears interest at 9.68% per year, requires monthly principal and interest payments of $7,000 through March 2002. Principal payments are as follows (in thousands):

   Years Ending December 31,
   -------------------------
       2000................................................................ $ 74
       2001................................................................   82
       2002................................................................   14
                                                                            ----
                                                                            $170
                                                                            ====

   In June and July 1997, a stockholder made a cash advance to the Company in the amount of $400,000 to provide working capital to the Company. The note bears interest at 5.5% and the maturity date is July 2000.

   Under a Note Purchase Agreement signed in August 1997 with two noteholders, the Company issued two convertible promissory notes and ten other promissory notes for a total amount of $6,000,000. In February 1998, $1,250,000 of these convertible promissory notes were converted to shares of Series B mandatorily redeemable convertible preferred stock. In February 1998, the interest rate on the remaining $4,750,000 was changed from 8.5% to 10% and the maturity date was extended from July 31, 1999 to July 31, 2000. All these notes are collateralized by all assets of the Company.

   In March 2000, the Company issued a $2.0 million convertible promissory note to Sony. The note is automatically convertible into shares of common stock at the closing of the Company's IPO or upon a change in control prior to an IPO, unless Sony elects for repayment of the note in cash, such election to be made within 5 business days of the change in control. The conversion price is the lower of $15.00 per share or 93% of the public offering price of the common stock in the IPO. In the event that the IPO is not closed before September 1, 2000, the note is no longer convertible. In addition, a warrant was issued to Sony in conjunction with the convertible note financing. The warrant is for 400,000 shares of common stock at a price equal to the lower of $5.00 per share or 93% of the public offering price of the common stock in the IPO. The warrant expires upon closing of the Company's IPO or upon a change in control prior to an IPO. In any case, the warrant cannot be exercised prior to September 1, 2000.

                               LEXAR MEDIA, INC.

   In May, June and July 2000, the Company entered into agreements to issue promissory notes to six existing stockholders for $13.3 million. The Company received $11.8 million from five of the investors by June 30, 2000. In relation to these promissory notes, the Company issued warrants to purchase 644,395 shares of common stock at an exercise price of $3.09 per share. Under the terms of the promissory notes, these stockholders received additional warrants to purchase additional shares of common stock, in monthly installments, at an exercise price of $8.00 per share for up to 12 months from the issue date of the respective promissory notes so long as the principal on the notes remain outstanding. The proceeds from the promissory notes have been allocated to both the debt instruments and the warrants for common stock based on their relative fair values. The value assigned to the warrants for the $11.8 million received at June 30, 2000 was $2.8 million, representing a discount to the face value of the promissory notes and will be expensed to the statement of operations as interest expense over the term of the promissory notes.

                                                                  June 30, 2000
                                                                  --------------
                                                                  (in thousands)
   Promissory notes..............................................    $11,775
   Discount on promissory notes..................................     (2,759)
                                                                     -------
                                                                     $ 9,016
                                                                     =======

   The Company issued notes payable to former shareholders of Lexar Media Europe in the amount of $438,000. Of this balance $288,000 is payable on April 27, 2001 and $150,000 is payable on April 27, 2002. The notes payable have been discounted to their fair value and the related discount will be amortized to the statements of operations over the term of the notes payable.

NOTE 5--INCOME TAXES:

   The federal and state tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                                December 31,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
   Deferred tax assets and liabilities:
    Net operating loss carryforwards......................... $ 5,236  $ 11,027
    Depreciation and amortization............................   1,275     1,344
    Research credit carryforwards............................     387     1,157
    Other....................................................     868     1,107
                                                              -------  --------
                                                                7,766    14,635
   Less: valuation allowance.................................  (7,766)  (14,635)
                                                              -------  --------
                                                              $   --   $    --
                                                              =======  ========

   At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $25,741,000, and federal and state research credits of approximately $580,000 and $577,000, respectively, to offset future taxes. The operating loss carryforwards and credits will expire between 2003 and 2019 if not utilized. The Company has established a 100% valuation allowance since it is more likely than not that no benefit will be realized for its deferred tax assets.

   The future utilization of the Company's net operating loss carryforwards will be subject to certain limitations based on an ownership change as defined by Internal Revenue Code section 382.

                               LEXAR MEDIA, INC.

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT):

   In January 1998, the Company completed a bridge loan financing with three venture capital parties for an aggregate amount of $800,000 plus interest of 10% per annum. The bridge loan was converted into 1,000,000 shares of Series C mandatorily redeemable convertible preferred stock in February 1998 when the Company entered into a Series C mandatorily redeemable preferred stock purchase agreement with venture capital firms and other investors. Under this agreement, the Company issued 11,443,750 shares (including the 1,000,000 shares) of Series C mandatorily redeemable convertible preferred stock at $0.80 per share for a total consideration of $9,155,000.

   In November 1998, the Company issued 6,824,923 shares of Series D mandatorily redeemable convertible preferred stock at $1.685 per share for $11,500,000. In January 1999, the Company issued 118,695 additional shares of Series D mandatorily redeemable convertible preferred stock at $1.685 per share for $200,000.

   In August 1999, the Company issued convertible promissory notes for an aggregate amount of $2,285,000 plus interest at 6% per annum. The convertible promissory notes automatically converted into 882,409 shares of Series E mandatorily redeemable convertible preferred stock at $2.59 per share. Additionally, a $153,000 convertible note payable including interest was converted into 65,482 shares of Series E mandatory redeemable convertible preferred stock in September 1999. The Company also issued 10,700,602 shares of Series E mandatorily redeemable convertible preferred stock at $2.59 per share, for a total of $27,715,000.

   Mandatorily redeemable convertible preferred stock

   At December 31, 1998 and 1999, the amounts of the mandatorily redeemable convertible preferred stock by series were as follows (in thousands):

                        Shares Issued
                       and Outstanding   Net Amount                Liquidation Value
                        December 31,    December 31,                   Including
              Shares   --------------- --------------- Liquidation    Undeclared,
   Series   Authorized  1998    1999    1998    1999      Value    Unpaid Dividends
   ------   ---------- ------- ------- ------- ------- ----------- -----------------
     A         3,000     3,000   3,000 $ 2,922 $ 2,955   $ 3,000        $ 3,620
     B         3,000     3,000   3,000   1,240   1,243     1,250          1,433
     C        11,544    11,444  11,444   9,067   9,096     9,155         10,498
     D         6,943     6,825   6,944  11,424  11,640    11,700         12,769
     E        12,171       --   11,648     --   28,202    30,153         30,757
              ------   ------- ------- ------- -------   -------        -------
              36,658    24,269  36,036 $24,653 $53,136   $55,258        $59,077
              ======   ======= ======= ======= =======   =======        =======

   Amendment of Articles of Incorporation

   On February 23, 2000, the shareholders approved the Company's amended articles of incorporation to increase the conversion price for Series E mandatorily redeemable convertible preferred stock to $3.09. In the event that the Company does not close an underwritten public offering of the Company's common stock on or before May 31, 2000, the conversion price of Series E mandatorily redeemable convertible preferred stock will be $2.35. Accordingly, the conversion price of the Series E mandatorily redeemable convertible preferred stock is now $2.35.

   Dividends

   The holders of each share of Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock are entitled to receive cumulative dividends, out of any funds and

                               LEXAR MEDIA, INC.

assets of the Company legally available, prior and in preference to any declaration or payment of any dividend on common stock of the Company at the annual dividend rate (which means respectively $0.08, $0.033, $0.064, $0.1348 and $0.2072 per share per annum for the Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock, respectively, adjusted for any stock split, combination, dividend or other recapitalization) when, as and if declared by the Board of Directors of the Company. Such cumulative dividends will accrue on each share of Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock, when, as and if declared by the Board of Directors, from the date such share is issued and will accrue from day to day whether or not earned. Payments of any dividends to the holders of the Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock shall be made pro rata, on an equal priority, pari passu basis, according to their respective dividend preferences. If the Company will have accrued but unpaid dividends on redeemable convertible preferred stock, upon conversion at an initial public offering, then all such accrued but unpaid dividends shall be cancelled.

   Liquidation rights

   The holders of each share of Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock will be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution of any available funds and assets on any shares of common stock, an amount per share equal to the original issue price (which means respectively $1.00, $0.417, $0.80, $1.685 and $2.59 per share of the Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock adjusted for any stock split, combination, dividend or other recapitalization) plus any accrued but unpaid dividends. Funds and assets will be distributed among the holders of the outstanding Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock pro rata, on an equal priority, pari passu basis, according to their respective liquidation preferences. A consolidation, merger or sale of the Company will be deemed to be a liquidation, dissolution or winding up of the Company for purposes of liquidation rights.

   Participation rights

   If there are any funds and assets remaining after the payment or distribution to the holders of the mandatorily redeemable preferred stock of their full preferential amounts, then all remaining assets and funds will be distributed among the holders of the outstanding common stock and the Series A, the Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock pro rata according to the number of shares of common stock held by such holders assuming conversion of the mandatorily redeemable preferred stock into common stock.

   Redemption

   The Company, to the extent it is lawfully and contractually able to do so, is obligated to offer to redeem, at the respective Original Issue Price plus accrued but unpaid dividends (if declared) all of the Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock in three annual installments, one-third of the mandatorily redeemable convertible preferred stock issued by the Company within sixty days of each of the fifth and sixth annual anniversary dates of the Original Issue Date and 100% of the remaining mandatorily redeemable convertible preferred stock issued by the Company within sixty days of the seventh anniversary of the Original Issue Date. The holders of each of the Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock will have the option, each year, to either accept or reject the redemption offer.

                               LEXAR MEDIA, INC.

   Voting rights

   Each holder of shares of common stock is entitled to one vote for each share held.

   Each holder of shares of mandatorily redeemable convertible preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which such shares of mandatorily redeemable convertible preferred stock are convertible.

   Conversion rights

   At the option of the holder, each share of mandatorily redeemable convertible preferred stock is convertible, at any time or from time to time, into fully paid and nonassessable shares of common stock.

   Each share of mandatorily redeemable convertible preferred stock will automatically be converted into fully paid and nonassessable shares of common stock, immediately prior to the closing of an initial public offering with minimum proceeds and a price per share as set forth in the agreements for each series or upon the Company's receipt of the written consent of the holders of not less than two-thirds of the then outstanding shares of mandatorily redeemable convertible preferred stock to the conversion of all then outstanding mandatorily redeemable convertible preferred stock. Series A, Series B, Series C and Series D mandatorily redeemable convertible preferred stock is convertible into shares of common stock on a one-for-one basis. The conversion price of Series E mandatorily redeemable convertible preferred stock is subject to adjustments based on certain performance criteria. The conversion price will, however, not be lower than $2.09 per share or higher than $3.09 per share.

   Common stock

   In February 1998, three employees were issued 2,400,000, 1,076,284 and 1,076,284 shares, respectively, of the Company's common stock at a price of $0.08 per share. The share issuances were outside of the Company's 1996 Stock Plan. The purchase price was paid through full-recourse promissory notes payable in full to the Company in four years. The purchased shares are subject to repurchase by the Company at the original purchase price paid per share, upon the purchaser's cessation of service other than by involuntary termination prior to vesting of such shares. The repurchase right lapses with respect to the purchased shares upon vesting. At December 31, 1999, each of the three employees had 600,000 unvested shares. These shares will vest fully at the end of the four year vesting period or earlier if certain performance criteria are met.

   Warrants

   During the years ended December 31, 1998 and 1999, the Company issued the following warrants:

   Shares subject to warrants to purchase mandatorily redeemable convertible preferred stock (in thousands, except per share amounts):

                                      Number of
                                       Shares
                           Exercise (Common Stock Black-Scholes
   Series    Date Issued    Price   Equivalents)      Value          Reason
   ------   -------------- -------- ------------- ------------- ----------------
     C      February 1998   $0.80        100          0.414     Services
     E      August 1999     $2.35         97          1.339     Bridge financing
     E      September 1999  $2.35        213          1.339     Services

                               LEXAR MEDIA, INC.

   Shares subject to warrants to purchase common stock (in thousands):

                                           Black-
                        Exercise Number of Scholes
          Date Issued    Price    Shares    Value         Reason
         -------------- -------- --------- ------- ---------------------
         February 1998   $0.80      125     0.414  Equity financing cost
         September 1999  $0.30       11     2.361  Legal settlement
         December 1999   $1.00       30     6.247  Services

   Warrants issued during the years ended December 31, 1998 and 1999 were valued using the Black-Scholes valuation model using the following assumptions; dividend yield of 0%, volatility of 60%, risk-free interest rate of 6% and a contractual term of four years.

NOTE 7--STOCK OPTION PLAN:

   The 1996 Stock Option/Stock Issuance Plan

   The Company has a 1996 Stock Option/Stock Issuance Plan. The Plan is divided into three separate equity programs: the option grant program, the stock issuance program and the stock bonus program. Under the Plan, the exercise price per share of the stock options granted to employees, members of the Board of Directors or consultants shall not be less than 85% (110% for a 10% shareholder) of the fair market value on the option grant date. Incentive options may only be granted to employees and exercise price per share shall not be less than 100% of the fair market value per share of common stock on the option grant date.

   Each option is exercisable as determined by the Board of Directors for all of the option shares and has a maximum term of ten years from the date of the grant. The Company has the right to repurchase, at the time of cessation of employment, at the exercise price paid per share any unvested shares, as established by the Board of Directors. As of December 31, 1998, 1999 and June 30, 2000, the Company had reserved 7,938,082, 13,038,082 and 13,038,082 shares, respectively, under the Plan.

   The 2000 Equity Incentive Plan

   On January 21, 2000, the board of directors approved the adoption of the 2000 Equity Incentive Plan, which will become effective upon the effective date of an initial public offering. The Company reserved 8,000,000 shares under this plan for grants to employees.

   The 2000 Employee Stock Purchase

   On January 21, 2000, the board of directors approved the adoption of the 2000 Employee Stock Purchase Plan, which will become effective on the first business day on which price quotations for the Company's common stock are available on the Nasdaq National Market. The Company has reserved 1,000,000 shares under this plan for grants to employees.

                               LEXAR MEDIA, INC.

   Stock option activity under the Plan for the period from January 1, 1997 to June 30, 2000 is summarized below (in thousands, except per share amounts):

                                                     Options Outstanding
                                             -----------------------------------
                                  Shares                             Weighted
                                 Available   Number of  Exercise     Average
                                 for Grant    Shares     Price    Exercise Price
                                 ---------   --------- ---------- --------------
   Balances, January 1, 1997....   3,751       2,762   $     0.16     $0.160
    Additional shares reserved..   1,208         --                      --
    Options granted.............    (766)        766    0.08-0.16      0.147
    Options exercised...........     --           (9)        0.16      0.160
    Options canceled............   1,113      (1,113)        0.16      0.160
                                  ------      ------
   Balances, December 31, 1997..   5,306       2,406    0.08-0.16      0.158
    Additional shares reserved..     217         --                      --
    Options granted.............  (1,207)      1,207    0.08-0.20      0.105
    Options exercised...........     --         (151)        0.16      0.160
    Options canceled............      92         (92)   0.08-0.16      0.099
                                  ------      ------
   Balances, December 31, 1998..   4,408       3,370    0.08-0.20      0.140
    Additional shares reserved..   5,100         --
    Options granted.............  (3,291)      3,291    0.20-2.00      0.770
    Options exercised...........     --       (4,849)   0.08-1.00      0.512
    Options canceled............     340        (340)   0.08-0.30      0.126
    Repurchases.................     156         --          0.08      0.080
                                  ------      ------
   Balances, December 31, 1999..   6,713/1/    1,472    0.08-2.00      0.468
    Additional shares reserved..     --          --
    Options granted.............  (2,397)      2,397    3.00-8.00      4.685
    Options exercised...........     --         (536)   0.16-4.00      2.123
    Options canceled............      93         (93)   0.20-3.00      1.926
    Repurchases.................      43         --     0.20-0.30      0.262
                                  ------      ------
   Balances, June 30, 2000 (un-
    audited)....................   4,452/1/    3,240   $0.16-8.00     $3.646
                                  ======      ======

---------------------
(1) The Company granted 2,699,331 and 1,050,000 shares of restricted stock to employees during the years ended December 31, 1996 and 1998, respectively. These grants were made under the Company's 1996 Stock Option/Issuance Plan, therefore the shares available for grant at December 31, 1999 and June 30, 2000 were 2,964,046 and 703,453. At June 30, 2000 1,800,000 shares were unvested and subject to repurchase.

   In December 1999, three employees were granted 1,200,000 shares of restricted stock with a purchase price of $2.00 per share. These equity grants were made outside of the Company's 1996 Stock Plan and vest over a four-year period. At June 30, 2000, 1,050,000 shares were unvested and subject to repurchase.

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which was effective for the Company's fiscal year 1997. SFAS 123 allows companies to either account for stock-based compensation under the new provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted.

   The Company has continued to account for its stock-based compensation under the Plan in accordance with APB 25. Accordingly, no compensation expense has been recognized for the Plan.

   Had compensation expense for the Company's stock options and the restricted stock issuances been determined based on the fair value of the grant date for awards in fiscal years 1997, 1998, 1999 and the

                               LEXAR MEDIA, INC.

six months ended June 30, 1999 and 2000 consistent with the provision of SFAS 123, the Company's net loss for these periods would have been increased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                              Six Months Ended
                                  Years Ended December 31,        June 30,
                                  --------------------------  -----------------
                                   1997     1998      1999     1999      2000
                                  -------  -------  --------  -------  --------
   As reported:
     Net loss...................  $(5,157) $(9,090) $(15,281) $(6,957) $(19,099)
     Accretion of mandatorily
      redeemable convertible
      preferred stock...........      --       --       (166)     (23)     (278)
                                  -------  -------  --------  -------  --------
     Net loss after accretion of
      mandatorily redeemable
      convertible preferred
      stock.....................  $(5,157) $(9,090) $(15,447) $(6,980) $(19,377)
                                  =======  =======  ========  =======  ========
   Pro forma net loss after
    accretion...................  $(5,181) $(9,097) $(15,578) $(6,980) $(19,762)
                                  =======  =======  ========  =======  ========
   Net loss per common share--
    basic and diluted as report-
    ed..........................  $ (0.50) $ (2.57) $  (2.65) $ (1.33) $  (2.29)
                                  =======  =======  ========  =======  ========
   Net loss per common share--
    basic and diluted pro forma.  $ (0.50) $ (2.57) $  (2.67) $ (1.33) $  (2.33)
                                  =======  =======  ========  =======  ========

   In accordance with the provisions of SFAS 123, the fair value of each option is estimated using the following assumptions for grants during the years ended December 31, 1997, 1998, 1999 and the six months ended June 30, 1999 and 2000; dividend yield of 0%, volatility of 60%, risk-free interest rates of between 4.25% to 8.66% at the date of grant and an expected term of five years.

   During the year ended December 31, 1999 and the six months ended June 30, 2000, the Company recorded unearned stock-based compensation totaling $21.0 million and $7.6 million, which is being amortized to expense over the period during which the options vest, generally four years, using the method set out in Example 2 both FASB Interpretation No. 28 ("FIN 28"). Under the FIN 28 method, each vested tranche of options is accounted for as a separate option grant awarded for past services. Accordingly, the compensation expense is recognized over the period during which the services have been provided. This method results in a front-loading of the compensation expense. For the year ended December 31, 1999 and the six months ended June 30, 2000, the Company recorded stock-based compensation of $1.8 million and $8.2 million respectively in respect of options granted to employees and non-employees during the year.

   The total unamortized unearned stock-based compensation recorded for all option grants through June 30, 2000 will be amortized as follows: $7.2 million for the remainder of the year ending December 31, 2000; $7.1 million for the year ending December 31, 2001; $3.3 million for the year ending December 31, 2002; and $1.0 million for the year ending December 31, 2003.

   The weighted average per share fair value of common stock options granted during 1997, 1998, 1999 and the six months ended June 30, 1999 and 2000 was $0.147, $0.105, $5.890, $1.68 and $8.29 respectively.

                               LEXAR MEDIA, INC.

   The following table summarizes information about stock options outstanding at December 31, 1999 and June 30, 2000 (shares in thousands):

     December 31, 1999        Weighted     Weighted      Number       Weighted
   ------------------------    Average     Average     Exercisable    Average
   Exercise      Number      Contractual   Exercise    Not Subject    Exercise
    Price      Outstanding      Life        Price     to Repurchase    Price
   --------    -----------   -----------   --------   -------------   --------
    $0.16            90         6.84        $0.16           37         $0.16
     0.08           311         7.94         0.08           71          0.08
     0.08            30         8.62         0.08           10          0.08
     0.20           400         9.04         0.20           58          0.20
     0.30            56         9.59         0.30           --          0.30
     0.50            94         9.76         0.50           --          0.50
     1.00           286         9.94         1.00            5          1.00
     2.00           205         9.97         2.00           23          2.00
                  -----                                    ---
                  1,472                                    204
                  =====                                    ===

       June 30, 2000          Weighted     Weighted      Number       Weighted
   ------------------------    Average     Average     Exercisable    Average
   Exercise      Number      Contractual   Exercise    Not Subject    Exercise
    Price      Outstanding      Life        Price     to Repurchase    Price
   --------    -----------   -----------   --------   -------------   --------
    $0.16            86         6.34        $0.16           63         $0.16
     0.08           290         7.43         0.08          100          0.08
     0.08             5         7.86         0.08            5          0.08
     0.08            25         8.21         0.08            9          0.08
     0.20            40         8.40         0.20           15          0.20
     0.20            91         8.55         0.20           29          0.20
     0.20            14         8.75         0.20            5          0.20
     0.20            58         8.91         0.20           15          0.20
     0.30            57         9.08         0.30           --          0.30
     0.50            89         9.26         0.50            5          0.50
     1.00           218         9.43         1.00           24          1.00
     2.00           205         9.47         2.00           --          2.00
     3.00           694         9.55         3.00            6          3.00
     4.00           200         9.61         4.00           --          4.00
     6.00             2         9.70         6.00           --          6.00
     6.00           374         9.77         6.00           --          6.00
     6.00           215         9.99         6.00            2          6.00
     8.00           577         9.71         8.00            8          8.00
                  -----                                    ---
                  3,240                                    286
                  =====                                    ===

   At December 31, 1999 and June 30, 2000, there were 2,997,680 and 3,026,465 shares issued under the plan which were unvested and subject to repurchase.

NOTE 8--401(k) PLAN:

   The Company has a 401(k) plan. The Company does not make matching contributions or discretionary contributions under the plan.

NOTE 9--COMMITMENTS:

   The Company leases its U.S. facilities under an operating lease agreement expiring on January 1, 2005. Rent expense was $260,000, $338,000 and $383,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                               LEXAR MEDIA, INC.

   The Company leases its Japanese facilities under an agreement which provides for the lease of executive office space and administrative services in Japan and expires on September 30, 2001. The lease payment is approximately $5,000 per month.

   Minimum lease payments under all non-cancelable operating leases are as follows (in thousands):

   Years Ending December 31,
   -------------------------
       2000.............................................................. $  612
       2001..............................................................    631
       2002..............................................................    655
       2003..............................................................    656
       2004..............................................................    670
                                                                          ------
                                                                          $3,224
                                                                          ======

NOTE 10--CONTINGENCIES:

   On March 20, 1998, a competitor, SanDisk, sued the company for patent infringement. Motions by both parties were heard on March 17, 2000. On March 31, 2000, the Federal District Court for the Northern District of California found that certain of the Company's products infringe one of the claims of SanDisk's patent. Trial is set to begin on October 23, 2000 to determine whether the Company has infringed any of the other claims of the patent and whether SanDisk's patent is valid. The Company believes, based in part on discussions with patent counsel, that it has meritorious defenses to the plaintiff's claims and intends to defend the litigation vigorously. The Company believes that the ultimate resolution of the matter will not have a material adverse effect on its results of operations for the year ended December 31, 1999 or its financial condition and cash flow as of that date as reported in these financial statements. This litigation, whether or not determined in the Company's favor or settled by the Company, may be costly and may divert the efforts and attention of the Company's management from normal business operations and could affect the ability of the Company to raise capital in the future.

NOTE 11--RELATED PARTY TRANSACTIONS:

   In 1997, the Company sold $1,397,000 of products to Simple Technology, Inc. The owners of this Company were stockholders of Lexar Media, Inc. until August 1997. As of December 31, 1997, the Company had receivables due from Simple Technology, Inc. of $37,000. There were no such transactions in 1998 or 1999.

   In 1998, the Company sold $294,000 of products to and made purchases of $557,000 from Kingston Technology, Inc., an investor in the Company. At December 31, 1998, the Company had payables to Kingston Technology, Inc. of $22,000. There were no such transactions in 1997 or 1999.

   The Company purchased materials of $5,273,000 and $18,509,000 from Toshiba, an investor in the Company during the years ended December 31, 1998 and 1999, respectively. The Company had payables of $1,803,000 and $3,392,000 to Toshiba at December 31, 1998 and 1999, respectively.

   During 1998, the Company advanced $80,000 to two officers (who are also stockholders of the Company) in relation to taxes owed on bonus payments. The term of these loans is four years and they bear interest at 5.7% per annum.

   The Company had a $170,000 note payable to GE Capital, a stockholder of the Company, this note is also guaranteed by Toshiba.

                               LEXAR MEDIA, INC.

NOTE 12--UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE AND STOCKHOLDERS'
         EQUITY:

   Upon the closing of the Company's initial public offering, all outstanding Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock will automatically convert into 37,224,049 shares of common stock assuming a conversion price for the Series E mandatorily redeemable convertible preferred stock of $2.35 per share. The pro forma effect of this conversion has been presented as a separate column in the Company's balance sheet, assuming that this conversion had occurred as of June 30, 2000. This pro forma presentation does not reflect the exercise of warrants which will expire, if not exercised, upon the closing of the Company's initial public offering, the issuance of 30,000 shares of common stock upon the acquisition of Impact Peripherals in May 2000, or the debt financing secured by the Company subsequent to June 30, 2000 as disclosed in Note 13 below.

   Pro forma basic and diluted net loss per common share have been computed to give effect to common equivalent shares from preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the as-if-converted method) for the year ended December 31, 1999 and the six months ended June 30, 2000.

   A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per share follows (in thousands, except per share amounts):

                                                                         Six Months
                                                             Year Ended     Ended
                                                            December 31,  June 30,
                                                                1999        2000
                                                            ------------ ----------
                                                                  (unaudited)
   Numerator:
    Net loss..............................................    $(15,281)   $19,099
                                                              ========    =======
   Denominator:
    Shares used in computing basic and diluted net loss
     per share............................................       5,820      8,471
    Adjusted to reflect the effect of the assumed conver-
     sion of
     convertible preferred stock from the date of issu-
     ance:
      Series A mandatorily redeemable preferred stock.....       3,000      3,000
      Series B mandatorily redeemable preferred stock.....       3,000      3,000
      Series C mandatorily redeemable preferred stock.....      11,444     11,444
      Series D mandatorily redeemable preferred stock.....       6,939      6,944
      Series E mandatorily redeemable preferred stock.....       2,460     12,836
                                                              --------    -------
   Weighted average shares used in computing pro forma ba-
    sic and diluted net loss per share....................      32,663     45,695
                                                              ========    =======
   Pro forma basic and diluted net loss per share.........    $  (0.47)   $ (0.42)
                                                              ========    =======

NOTE 13--SUBSEQUENT EVENTS:

   In June 2000, the Company entered into a credit facility with The Chase Manhattan Bank and a term loan with Access Technology Partners, an affiliate of Chase. These facilities include a $20.0 million revolving credit line from Chase, with interest payable on any borrowings at a rate per year based on a market rate of interest, and a $10.0 million term loan from Access, with interest payable on any borrowings at a rate of 12% per year. The term loan from Access is subordinate in right of payment to the credit line from Chase. The Company is permitted to draw down amounts from the Chase revolving credit facility based upon eligible receivables and inventory. As of June 30, 2000, the Company is able to draw down $4.0 million from

                               LEXAR MEDIA, INC.

the Access term loan. On June 30, 2000, the Company issued warrants to purchase 875,000 shares of the Company's common stock in connection with the revolving credit facility entered into with The Chase Manhattan Bank and the term loan entered into with an affiliate of Chase in June 2000. These warrants have an exercise price of $8.00 per share. The proceeds from these financings will be allocated to both the debt instruments and the warrants for common stock based on their relative fair values. The value assigned to the warrants at June 30, 2000 was approximately $3.1 million representing a discount of the face value of the debt instruments and was included in prepaid expenses and other current assets at June 30, 2000. This will be expensed to the statement of operations as an interest expense over the period the facilities are in place.

   The initial funding of the credit facility and term loan in the amount of $10.1 million was completed on July 19, 2000 and the Company used $5.2 million of these funds to repay notes payable to three stockholders. (unaudited)

   In August 2000, the Company amended the warrants issued to Chase and Access to increase the exercise price from $8.00 to the initial public offering price with respect to the 250,000 shares of common stock under the warrant originally issued to Chase and 136,500 of the shares of common stock under the warrant originally issued to Access. The exercise price with respect to the remaining 488,500 shares of common stock under the warrant originally issued to Access remained at $8.00 per share.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,500,000 Shares

                           [LEXAR LOGO APPEARS HERE]

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

                                   Chase H&Q
                               J.P. Morgan & Co.
                                   SG Cowen
                                 Wit SoundView

                               ----------------

                                       , 2000

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

   No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

   Until       , 2000, all dealers that buy, sell or trade in our common
shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, NASD filing fee and Nasdaq National Market listing fee.

     Securities and Exchange Commission Registration Fee............ $   23,681
     NASD Filing Fee................................................      9,470
     Nasdaq National Market Listing Fee.............................     95,000
     Blue Sky Fees and Expenses.....................................      5,000
     Transfer Agent and Registrar Fees..............................     10,000
     Legal Fees and Expenses........................................    550,000
     Accounting Fees and Expenses...................................    500,000
     Printing Expenses..............................................    350,000
     Miscellaneous..................................................     56,849
                                                                     ----------
       Total........................................................ $1,600,000
                                                                     ==========

ITEM 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or the board of directors of a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933.

   As permitted by Delaware law, the Registrant's certificate of incorporation provides that its directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under Delaware law as in effect at the time the liability is determined. As permitted by Delaware law, the bylaws of the Registrant provide that the Registrant shall indemnify its directors to the full extent permitted by Delaware law. The Registrant also has an insurance policy in place covering its directors and officers from losses arising from the performance of their duties with or on behalf of the Registrant, including in connection with public securities matters.

   The Registrant also intends to enter into indemnification agreements with its directors and officers obligating the Registrant to indemnify such directors and officers against losses incurred in connection with certain claims in their capacities as agents of the Registrant. The Underwriting Agreement provides for the indemnification of officers and directors of the Registrant by the Underwriters against certain liabilities.

ITEM 15. Recent Sales of Unregistered Securities.

   In the three fiscal years prior to the effective date of this Registration Statement, we have issued and sold the following unregistered securities:

     1. In March 1997, we issued and sold a secured promissory note to MetLife Capital Corporation in the aggregate principal amount of $348,423.21 for an aggregate consideration of $348,423.21 in cash.

     2. In May 1997, we issued and sold an aggregate of 6,000,000 shares of Series A preferred stock to four investors for an aggregate consideration of $6,000,000 in cash.

     3. In August 1997, we issued and sold convertible secured promissory notes in the aggregate principal amount of $1,250,000 and secured promissory notes in the aggregate principal amount of $4,750,000 to two investors for an aggregate consideration of $6,000,000 in cash. In February 1998, these noteholders converted the secured convertible promissory notes into 3,000,048 shares of our Series B preferred stock at a conversion price of $0.41667 per share.

     4. In January 1998, we issued a warrant to APV Technology Partners II, L.P. to purchase up to 62,500 shares of common stock, a warrant to St. Paul Venture Capital Affiliates Fund I, LLC to purchase up to 1,719 shares of common stock and a warrant to St. Paul Venture Capital IV, LLC to purchase up to 60,781 shares of common stock, each at an exercise price of $0.80 per share, which warrants expire, if not earlier exercised, on December 31, 2002.

     5. In January 1998, we issued and sold convertible promissory notes in the aggregate principal amount of $800,000 to three investors for $800,000 in cash. On February 23, 1998, these noteholders converted the convertible promissory notes into 1,000,000 shares of Series C preferred stock at a conversion price of $0.80 per share.

     6. In February 1998, we issued and sold 11,443,750 shares of Series C preferred stock to seven investors for $8,355,000 in cash and by conversion of bridge financing promissory notes in the aggregate principal amount of $800,000 for an aggregate consideration of $9,155,000.

     7. In February 1998, we issued a warrant to Micro-Comp Industries, Inc. to purchase up to 100,000 shares of Series C preferred stock at an exercise price of $0.80 per share, which warrant expires, if not earlier exercised, on the earlier of February 23, 2001 or the consummation of this offering.

     8. In November 1998 and January 1999, we issued and sold an aggregate of 6,943,618 shares of Series D preferred stock to six investors for an aggregate consideration of $11,700,001 in cash.

     9. In May 1999, we issued and sold a convertible promissory note in the aggregate principal amount of $153,425 to Smart Modular Technologies, Inc. in connection with a litigation settlement. On September 28, 1999, the noteholder converted this promissory note into 65,482 shares of Series E preferred stock at a conversion price of $2.34 per share.

     10. In August 1999, we issued a warrant to St. Paul Venture Capital Affiliates Fund I, LLC to purchase up to 583 shares of Series E preferred stock, a warrant to St. Paul Venture Capital V, LLC to purchase up to 20,651 shares of Series E preferred stock, a warrant to John A. Rollwagen to purchase up to 1,270 shares of Series E preferred stock and a warrant to Thomvest Holdings, Inc. to purchase up to 25,086 shares of Series E preferred stock, each at an exercise price of $2.59 per share, which warrants expire, if not earlier exercised, on August 6, 2003.

     11. In August 1999, we issued and sold convertible promissory notes in the aggregate amount of $2,285,449 to seven investors for cash. On September 28, 1999, these noteholders converted the convertible promissory notes into 882,409 shares of Series E preferred stock at a conversion price of $2.59 per share.

     12. In August 1999, we issued a warrant to APV Technology Partners II, L.P. to purchase up to 25,404 shares of Series E preferred stock, a warrant to David Sun to purchase up to 7,622 shares of Series E preferred stock and a warrant to John Tu to purchase up to 7,622 shares of Series E preferred stock, each at an exercise price of $2.59 per share which warrants expire, if not earlier exercised, on August 9, 2003.

     13. In September 1999, we issued and sold 11,583,011 shares of Series E preferred stock to fifteen investors for $27,714,553 in cash and by conversion of bridge financing promissory notes in the aggregate amount of $2,285,446 for an aggregate consideration of $29,999,999.

     14. In September 1999, we issued a warrant to SG Cowen Securities Corporation to purchase up to 193,050 shares of Series E preferred stock at an exercise price of $2.59 per share, which warrant expires, if not earlier exercised, on the earlier of September 28, 2003 or the consummation of this offering and a warrant to Smart Modular Technologies, Inc. to purchase up to 10,583 shares of common stock at an exercise price of $0.30 per share, which warrant expires, if not earlier exercised, on the earlier of September 28, 2000 or the consummation of this offering.

     15. In December 1999, we issued a warrant to Fenwick & West LLP to purchase up to 30,000 shares of common stock at an exercise price of $1.00 per share, which warrant expires, if not earlier exercised, on January 31, 2005.

     16. In January 2000, we issued 475,000 shares of common stock to the shareholders of Printroom.com, Inc. in connection with our acquisition of Printroom.com.

     17. In March 2000, we issued and sold a convertible promissory note in the aggregate principal amount of $2,000,000 to Sony Electronics Inc. for an aggregate consideration of $2,000,000 in cash.

     18. In March 2000, we issued a warrant to Sony Electronics Inc. to purchase up to 400,000 shares of common stock at an exercise price equal to the lesser of (1) $15.00 per share or (2) 93% of the per share public offering price of the common stock sold in this offering, which warrant expires, if not earlier exercised upon the change of control of 50% or more of our outstanding stock at the consummation of this offering. The warrant cannot be exercised prior to September 1, 2000.

     19. In May, June and July 2000, we issued warrants to purchase 644,395 shares of our common stock having an exercise price of $3.09 per share to six of our stockholders in connection with promissory notes that these stockholders issued to us. In addition, under the terms of the promissory notes, these stockholders received additional warrants to purchase shares of our common stock, in monthly installments, at an exercise price of $8.00 per share for 12 months from the issue date of the respective promissory notes so long as the principal on the notes remain outstanding. Because we intend to repay the promissory notes in full by September 15, 2000, these stockholders will have the right to purchase up to an additional 310,660 shares of our common stock subject to these warrants.

     20. In June 2000, we issued warrants to purchase 875,000 shares of our common stock at an exercise price of $8.00 per share in connection with a revolving credit facility we entered into with the Chase Manhattan Bank and a term loan with an affiliate of Chase. These warrants were amended in August 2000 such that upon the completion of this offering, warrants to purchase 386,500 shares of our common stock will have an exercise price equal to the initial public offering price, while the remaining 488,500 shares subject to the warrants will continue to have an exercise price of $8.00 per share.


     21. As of June 30, 2000, 9,293,821 shares of common stock had been issued to our employees, consultants and other service providers upon exercise of options or pursuant to restricted stock purchase agreements, 3,239,684 shares of common stock were issuable upon exercise of outstanding options under our 1996 Stock Option/Stock Issuance Plan.

   All of the 3,000,000 outstanding shares of Series A preferred stock will automatically convert on a one-to-one basis into shares of common stock upon the consummation of this offering. All of the 3,000,048 outstanding shares of Series B preferred stock will automatically convert on a one-to-one basis into shares of common stock upon the consummation of this offering. All of the 11,443,750 shares of Series C preferred stock will automatically convert on a one-to-one basis into shares of common stock. All of the 6,943,618 shares of Series D preferred stock will automatically convert on a one-to-one basis into shares of common stock upon the consummation of this offering. All of the 11,648,493 shares of Series E preferred stock will automatically convert into 12,836,633 shares of common stock upon the consummation of this offering assuming the conversion price of the Series E preferred stock is $2.35 per share.

   The sales and issuances of securities listed above, other the sales and issuances in Item 21, were deemed to be exempt from registration under Section 4(2) of the Securities Act of 1933 or Regulation D thereunder as transactions not involving a public offering. The sales and issuances of securities listed above in Item 21 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed herewith:

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
   1.1   Form of Underwriting Agreement*

   2.1 Agreement and Plan of Reorganization among the Registrant and the stockholders of PrintRoom.com, Inc. dated January 21, 2000*

   2.2   Share Purchase Agreement between the Registrant and Impact Peripherals
         Limited dated April 25, 2000*

   3.1   Certificate of Incorporation as filed January 11, 2000*

   3.2 Form of First Amended and Restated Certificate of Incorporation to be effective before the closing of the offering*

   3.3 Form of Second Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering*

   3.4   Bylaws*

   3.5   Restated Bylaws to be effective upon the closing of the offering*

   4.1   Specimen Common Stock Certificate*

   4.2   Investors Rights Agreement dated September 28, 1999, as amended*

   4.3   Amendment No. 2 to Investors Rights Agreement dated March 21, 2000*

   4.4   Amendment No. 3 to Investors Rights Agreement dated May 19, 2000*

   4.5   Amendment No. 4 to Investors Rights Agreement dated June 22, 2000*

   5.1   Opinion of Fenwick & West LLP

  10.1 Form of Indemnity Agreement entered into between the Registrant and all executive officers and directors*

  10.2   1996 Stock Option/Stock Issuance Plan*

  10.3   2000 Equity Incentive Plan*

  10.4   2000 Employee Stock Purchase Plan

  10.5   Form of Common Stock Warrant*

  10.6   Form of Series E Warrant*

  10.7   Lease between Registrant and Renco Investment Company dated January 1,
         1997, as amended*

  10.8   Offer letter for John H. Reimer dated September 4, 1997*

  10.9   Offer letter for Petro Estakhri dated September 16, 1996*

  10.10 Employment Agreement with Petro Estakhri dated September 19, 1996, as amended*

  10.11  Offer letter for Eric B. Stang dated October 20, 1999*

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  10.12  Offer letter for Ronald H. Bissinger dated December 15, 1999*

  10.13  Restricted Stock Purchase Agreement between the Registrant and John H.
         Reimer dated June 5, 1998*

  10.14  Restricted Stock Purchase Agreement between the Registrant and Petro
         Estakhri dated June 5, 1998*

  10.15  Restricted Stock Purchase Agreement between the Registrant and John H.
         Reimer dated January 17, 2000*

  10.16  Restricted Stock Purchase Agreement between the Registrant and Petro
         Estakhri dated January 17, 2000*

  10.17 Confidential Separation Agreement and Release between the Registrant and Robert J. Netter, Jr. dated October 7, 1999*

  10.18  Lexar Technology License Agreement between the Registrant and SONY
         Corporation dated March 21, 2000+

  10.19  SONY Technology License Agreement between the Registrant and SONY
         Corporation dated March 21, 2000+

  10.20 Convertible Note and Warrant Purchase Agreement between the Registrant and SONY Electronics, Inc. dated March 21, 2000*

  10.21  Employment Memorandum of Understanding Among the Registrant, Mahmud
         (Mike) Assar and Petro Estakhri dated August 20, 1997*

  10.22  Security Agreement between the Registrant and Petro Estakhri dated
         April 3, 1998*

  10.23  Letter Agreement Regarding Employment between the Registrant and
         Ronald H. Bissinger dated March 24, 2000*

  10.24  Letter Agreement Regarding Employment between the Registrant and Eric
         B. Stang dated March 24, 2000*

  10.25 Note and Warrant Purchase Agreement between the Registrant and certain stockholders of the Registrant dated May 19, 2000*

  10.26  Credit Agreement between the Registrant and Access Technology
         Partners, L.P. dated June 30, 2000+

  10.27 Credit Agreement among the Registrant, The Chase Manhattan Bank and the several lenders that will from time to time be a party to the Credit Agreement, dated June 30, 2000*

  10.28  Offer letter for Eric S. Whitaker dated December 17, 1999*

  10.29 Warrant Agreement among The Registrant and the Initial Warrant Holders listed on Schedule I thereto dated June 30, 2000.*

  21.1   Subsidiaries*

  23.1   Consent of Fenwick & West LLP (Exhibit 5.1)

  23.2   Consent of PricewaterhouseCoopers LLP

  23.3   Consent of Haverstock & Owens LLP*

  23.4   Report of Independent Accountants on Financial Statement Schedule*

  24.1   Power of Attorney*

  27.1   Financial Data Schedule*

---------------------
* Previously filed.
+ Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, marked with an asterisk to denote omissions. The confidential material has been filed separately with the Commission.

   (b) Financial Statement Schedule

   The following financial statement schedule of Lexar Media, Inc. is filed as part of this Registration Statement and should be read in conjunction with the Financial Statements of Lexar Media, Inc.

     Schedule             Description
     --------             -----------
        II    Valuation and Qualifying Accounts*

---------------------
 * Previously filed.

   Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

ITEM 17. Undertakings.

   (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 10th day of August, 2000.

                                          Lexar Media, Inc.

                                          By: /s/ John H. Reimer*
                                            -----------------------------------
                                                John H. Reimer
                                                Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                 Signature                              Title                   Date
                 ---------                              -----                   ----

           /s/ Petro Estakhri*              Chairman of the Board, Chief   August 10, 2000
___________________________________________  Technology Officer and
              Petro Estakhri                 Executive Vice President,
                                             Engineering

           /s/ John H. Reimer*              President and Chief            August 10, 2000
___________________________________________  Executive Officer and
              John H. Reimer                 Director (Principal
                                             Executive Officer)

           /s/ Eric B. Stang*               Chief Operating Officer and    August 10, 2000
___________________________________________  Director
               Eric B. Stang

        /s/ Ronald H. Bissinger             Chief Financial Officer        August 10, 2000
___________________________________________  (Principal Financial
            Ronald H. Bissinger              Officer and Principal
                                             Accounting Officer)

          /s/ William T. Dodds*             Director                       August 10, 2000
___________________________________________
             William T. Dodds

          /s/ Brian D. Jacobs*              Director                       August 10, 2000
___________________________________________
              Brian D. Jacobs

         /s/ John A. Rollwagen*             Director                       August 10, 2000
___________________________________________
             John A. Rollwagen

         /s/ William J. Stewart*            Director                       August 10, 2000
___________________________________________
            William J. Stewart


*By:    /s/ Ronald H. Bissinger
  -----------------------------------
          Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number                             Exhibit Title
 -------                            -------------
  5.1    Opinion of Fenwick & West LLP

 10.4    Employee Stock Purchase Plan

 10.18+  Lexar Technology License Agreement between the Registrant and SONY
         Corporation dated March 21, 2000

 10.19+  SONY Technology License Agreement between the Registrant and SONY
         Corporation dated March 21, 2000

 10.26+  Credit Agreement between the Registrant and Access Technology
         Partners, L.P. dated June 30, 2000

 23.1    Consent of Fenwick & West LLP (Exhibit 5.1)

 23.2    Consent of PricewaterhouseCoopers LLP

---------------------

+ Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, marked with an asterisk to denote omissions. The confidential material has been filed separately with the Commission.